Exhibit 99.1

Brookfield Residential Properties Inc.

2014  |  ANNUAL REPORT

Letter to Shareholders

Brookfield Residential delivered excellent performance again in 2014. Following a strong fourth quarter, income before income tax for 2014 increased 56% to $269 million compared with $172 million during the same period in 2013. The improvement was due to improved housing and land gross margin percentages, as our overall gross margin percentage for the year ended December 31, 2014 increased to 30% from 28% in 2013.

Net income for the year ended December 31, 2014 was $274 million or $2.33 per diluted share, compared with $142 million or $1.21 per diluted share in 2013. Included in net income was the release of the valuation allowance on our U.S. deferred tax assets, which resulted in a recovery of income taxes of $45 million in the third quarter of 2014.

Operational highlights of the year included:

•	Increased our active housing community count to 61 from 47 at the end of 2013 as we brought a number of new projects to market in both the U.S. and Canada.

•	Increased our net new home orders to 2,382 units. This in turn increased both the number of units in our backlog and the total backlog value to 1,005 and $497 million, respectively.

•	Expanded our portfolio with the completion of approximately $224 million of strategic land acquisitions during 2014. At year-end we controlled approximately 106,000 lots.

These results and achievements continue to reinforce our long-term approach to the business of securing assets in growth markets, adding value to our land through the entitlement process, and then realizing that value during appropriate times in the housing market cycle.

Market Overview

U.S.

We delivered strong performance in 2014 amidst uneven market conditions, particularly in the U.S. housing market. While the U.S. housing market recovery continued in 2014, it was at a measured and sometimes bumpy pace. Credit and mortgage qualification challenges, lagging household formations and continuing trepidation among first-time homebuyers contributed to a continuation of historically low levels of home ownership on a national basis. The recent announcements relating to changes to lending standards and the proposed reduction in Federal Housing Administration (“FHA”) premiums will address some of these concerns. In addition, the specific geographic markets we operate in fared better with demand remaining healthy in most of our markets.

Canada

Overall, the Canadian economy remained stable with a low inflation rate and a continuation of the low interest rate environment. Our presence in the Alberta and Ontario markets positioned us in two of the country’s strongest real estate markets, contributing to solid income and cash flow from our Canadian operations. While we recognize that the recent decline in oil prices may have a significant impact on Alberta’s economy as new oil and gas projects are deferred and hiring freezes go into effect, we believe consumers in our other Canadian and U.S. markets are viewing the oil price drop as a ‘tax cut’. This could ultimately help to stimulate home buying in those markets.

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Brookfield Residential Privatization

In the fourth quarter of 2014, an agreement was reached with our largest shareholder, whereby Brookfield Asset Management would acquire the approximately 30.6% of our shares that it does not already own pursuant to a court-approved plan of arrangement for cash consideration of $24.25 per common share. A special meeting of Brookfield Residential shareholders is scheduled for March 10, 2015 to consider and vote on the arrangement. The Brookfield Residential Board of Directors has recommended that shareholders of Brookfield Residential approve the arrangement.

Shareholders are urged to carefully review the management information circular and accompanying materials that were mailed to shareholders and are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on Brookfield Residential’ s website at www.brookfieldrp.com. Assuming shareholder approval is received and customary closing conditions are met, it is currently expected that the closing of the arrangement will be completed prior to the end of

March 2015.

Our View Going Forward

We anticipate a continued recovery in the U.S. housing market. Recently announced changes to lending standards and the proposed reduction in FHA premiums should help to further stimulate activity in the U.S. market. In Canada, the unknown in 2015 relates to the impact of declining commodity prices on the housing market. As noted above, we believe the rapid decline in oil prices could present challenges for the energy-driven Alberta market. Elsewhere however, we believe the overall impact of lower oil and gas prices could prove to be positive for both the Canadian and U.S. consumer and therefore the homebuilding industry.

We extend our sincere thanks to all of our employees, building trade partners, consulting partners and lenders. If the ‘going private’ transaction occurs, this may be my last shareholder letter to you and I want to thank you for your support. If you acquired your shares at the time of our March 31, 2011 merger at a price of $10 per share, you will have realized an annualized return of approximately 25% on your investment. We are pleased your confidence in us was rewarded.

Alan Norris

President & Chief Executive Officer

February 10, 2015

2	2014 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES PORTFOLIO

Our business is focused on land development and single family and multi-family homebuilding in the markets in which we operate. Our assets consist primarily of land and housing inventory and investments in unconsolidated entities. Our total assets as at December 31, 2014 were $3.4 billion.

As of December 31, 2014, we controlled 105,873 single family lots (serviced lots and future lot equivalents) and 236 multi-family, industrial and commercial serviced parcel acres. Controlled lots and acres include those we directly own and our share of those owned by unconsolidated entities. Our controlled lots and acres provide a strong foundation for our future lot and acre sales and homebuilding business, as well as visibility on our future cash flow. The number of building lots and acre parcels we control in each of our primary markets as of December 31, 2014, follows:

	Single Family Housing & Land Under and Held for Development(1)								Multi-Family, Industrial & Commercial Parcels Under Development
			Unconsolidated				Status of Lots
	Land & Housing		Entities		Total Lots		31-Dec-14		Total Acres
	Owned	Options	Owned	Options	31-Dec-14	31-Dec-13	Entitled	Unentitled	31-Dec-14	31-Dec-13
Calgary	24,753	—	2,359	—	27,112	28,228	5,085	22,027	68	70
Edmonton	15,222	—	—	—	15,222	16,720	8,210	7,012	50	53
Ontario	10,041	—	—	—	10,041	10,403	1,517	8,524	—	7

Canada	50,016	—	2,359	—	52,375	55,351	14,812	37,563	118	130

Northern California	4,046	4,950	—	—	8,996	8,887	4,046	4,950	—	—
Southern California	9,409	—	1,558	1,545	12,512	12,573	9,569	2,943	—	—
Other	192	—	38	—	230	239	230	—	—	—

California	13,647	4,950	1,596	1,545	21,738	21,699	13,845	7,893	—	—

Denver	9,605	—	—	—	9,605	9,904	9,605	—	10	10
Austin	13,235	—	—	—	13,235	13,458	6,224	7,011	—	—
Phoenix	690	—	3,895	—	4,585	6,007	4,299	286	103	105
Washington, D.C. Area	2,409	1,066	860	—	4,335	4,398	4,298	37	5	18

Central and Eastern U.S.	25,939	1,066	4,755	—	31,760	33,767	24,426	7,334	118	133

Total	89,602	6,016	8,710	1,545	105,873	110,817	53,083	52,790	236	263

Entitled lots	46,264	1,066	5,753	—	53,083
Unentitled lots	43,338	4,950	2,957	1,545	52,790

Total December 31, 2014	89,602	6,016	8,710	1,545	105,873

Total December 31, 2013	93,024	6,016	9,928	1,849		110,817

(1)	Land held for development will include some multi-family, industrial and commercial parcels once entitled.

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BROOKFIELD RESIDENTIAL PROPERTIES INC.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

About this Management’s Discussion and Analysis	7

Overview	7

Results of Operations	9

Quarterly Operating and Financial Data	20

Liquidity and Capital Resources	22

Critical Accounting Policies and Estimates	30

BUSINESS ENVIRONMENT AND RISKS	34

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT RISKS	49

Management’s Responsibility for Financial Reporting	51

Report of Independent Registered Public Accounting Firm	52

Management’s Report on Internal Control Over Financial Reporting	53

Report of Independent Registered Public Accounting Firm	54

Consolidated Balance Sheets – As at December 31, 2014 and December 31, 2013	55

Consolidated Statements of Operations – Years Ended December 31, 2014 and 2013	56

Consolidated Statements of Equity – Years Ended December 31, 2014 and 2013	57

Consolidated Statements of Cash Flows – Years Ended December 31, 2014 and 2013	58

Notes to the Consolidated Financial Statements	59

4	2014 Annual Report

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report, including the letter to shareholders, contains “forward-looking statements” within the meaning of applicable Canadian securities laws and United States federal securities laws. The words “may,” “believe,” “will,” “anticipate,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “project,” “future,” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Such statements reflect management’s current beliefs and are based on information currently available to management. The forward-looking statements in this annual report include, among others, statements with respect to:

•	the current business environment and outlook, including statements regarding economic and market conditions in the U.S. and Canadian housing markets, unfulfilled demand in the housing market and the attractiveness of home ownership, projections regarding the number of housing starts in the U.S. and the timing thereof, recovery in the U.S. housing market and the pace thereof, forecasts regarding our land supply and the timing and methods of any reduction thereto, long-term fundamental demand growth in the U.S. housing market, home price growth rates and affordability levels, job market improvement, expectations for 2015, the impact of oil and gas prices on the Alberta housing markets and the homebuilding industry generally;

•	details regarding the proposal by Brookfield Asset Management, our parent and largest shareholder, the outcome of the proposal, and the impact of the proposal and uncertainty surrounding it on our business;

•	the performance of our share price;

•	possible or assumed future results;

•	ability to create shareholder value;

•	business goals, strategy, and growth plans;

•	strategies for shareholder value creation;

•	the stability of home prices;

•	effect of challenging conditions on us;

•	factors affecting our competitive position within the homebuilding industry;

•	ability to generate sufficient cash flow from our assets to repay maturing bank indebtedness and project specific financings;

•	the visibility of our future cash flow;

•	social and environmental policies and risks;

•	expected backlog and closings and the timing thereof;

•	sufficiency of our access to capital resources;

•	the impact of foreign exchange on our financial performance;

•	the timing of the effect of interest rate changes on our cash flows;

•	the effect on our business of existing lawsuits; and

•	the impact of the reversal of our valuation allowance.

Although management of Brookfield Residential believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this annual report are based upon reasonable assumptions and expectations, readers of this annual report should not place undue reliance on such forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of Brookfield Residential to differ materially from anticipated future results, performance, or achievements expressed or implied by such forward-looking statements and information.

Various factors, in addition to those discussed elsewhere in this annual report, that could affect the future results of Brookfield Residential and could cause actual results to differ materially from those expressed in the forward-looking statements and information include, but are not limited to, those factors included under the sections entitled “Cautionary Statements Regarding Forward-Looking Statements” and “Business Environment and Risks” of the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2014, filed with the securities regulators in Canada on www.sedar.com and with the Securities and Exchange Commission on Form 40-F, and those factors included under the section entitled “Cautionary Note Regarding Forward-Looking Statements and Risks” of the Company’s Management Information Circular dated January 12, 2015, filed with the securities regulators in Canada on www.sedar.com and with the Securities and Exchange Commission as part of Schedule 13E-3.

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The forward-looking statements and information contained in this annual report are expressly qualified by this cautionary statement. Brookfield Residential undertakes no obligation to publicly update or revise any forward-looking statements or information contained in this annual report, whether as a result of new information, future events or otherwise, except as required by law. However, any further disclosures made on related subjects in subsequent public disclosure should be consulted.

6	2014 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

ABOUT THIS MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis relates to the year ended December 31, 2014 and has been prepared with an effective date of February 10, 2015. It should be read in conjunction with the annual consolidated financial statements and the related notes thereto included elsewhere in this annual report. All dollar amounts discussed herein are in U.S. dollars, unless otherwise stated. Amounts in Canadian dollars are identified as “C$.” The financial statements referenced herein have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Additional information, including the Company’s annual information form, can be found on our website at www.brookfieldrp.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Our website and the information contained on our website are not incorporated by reference into this annual report.

OVERVIEW

Brookfield Residential Properties Inc. (unless the context requires otherwise, references in this report to “we,” “our,” “us,” “the Company” and “Brookfield Residential” refer to Brookfield Residential Properties Inc. and the subsidiaries through which it conducts all of its land development and homebuilding operations) is a publicly traded North American land development and homebuilding company listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BRP”.

The Company became a public company on March 31, 2011, by combining the former business of Brookfield Homes Corporation (“Brookfield Homes”) and the residential land and housing division (“BPO Residential”) of Brookfield Office Properties Inc. (“Brookfield Office Properties”) into a single residential land and housing company, which was achieved through a merger and series of related transactions completed on March 31, 2011. Through these predecessor entities, Brookfield Residential has been developing land and building homes for over 50 years.

Brookfield Residential is a leading North American land developer and homebuilder with operations in Canada and the United States. We entitle and develop land to create master-planned communities and build and sell lots to third-party builders, as well as to our own homebuilding division. We also participate in select strategic real estate opportunities, including infill projects, mixed-use developments, infrastructure projects and joint ventures.

We currently focus on the following operating segments: Canada, California and Central and Eastern United States. Our Canadian operations are primarily in the Alberta and Ontario markets. Our California operations include Northern California (San Francisco Bay Area and Sacramento) and Southern California (Los Angeles / Southland and San Diego / Riverside). Our Central and Eastern United States operations include Washington, D.C. Area, Colorado, Texas and Arizona. We target these markets as we believe over the longer term they offer strong housing demand, barriers to entry and close proximity to areas where we expect strong employment growth.

Principal Business Activities

Through the activities of our operating subsidiaries, we develop land for our own communities and sell lots to other homebuilders and third parties. We may also design, construct and market single family and multi-family homes in our own and others’ communities. In each of our markets, we operate through local business units which are involved in all phases of the planning and building of our master-planned communities, infill projects and mixed-use developments. These operations include sourcing and evaluating land acquisitions, site planning, obtaining entitlements, developing the land, product design, constructing, marketing and selling homes and homebuyer customer service. These business units may also develop or sell land for the construction of commercial shopping centres in our communities.

Brookfield Residential has developed a reputation for delivering first-class master-planned communities, infill projects and mixed-use developments. Master-planned communities are new home communities that typically feature community centres, parks, recreational areas, schools, commercial areas and other amenities. In an infill development, Brookfield Residential develops land and constructs homes in previously urbanized areas.

Land Acquisition and Development

The residential land development and homebuilding industry involves converting raw or undeveloped land into residential housing. This process begins with the purchase or control of raw land and is followed by the entitlement and development of the land, and the marketing and sale of homes constructed on the land.

Our unique approach to land development begins with our disciplined approach to acquiring land in the path of growth in dynamic and resilient markets in North America that have barriers to entry caused by infrastructure or entitlement processes. We create value through the planning and entitlement process, developing and marketing residential lots and commercial sites and working with industry partners who share the same vision and values. We plan to continue to grow this business over time by selectively acquiring land that either enhances our existing inventory or provides attractive projects that are consistent with our overall strategy and management expertise.

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These larger tracts afford us a true “master-planned” development opportunity that, following entitlement and assuming market conditions allow, creates a multi-year stream of cash flow. Master-planned communities are new home communities that typically feature community centres, parks, recreational areas, schools, commercial areas and other amenities. Creating this type of community requires a long-term view of how each piece of land should be developed with a vision of how our customers live in each of our communities.

Mixed-use development is also a focus of the Company. We have been developing commercial properties within our master-planned communities for decades. Seton, in Calgary, Alberta, is a prime example of adding value to a master plan through appropriate mixed-use planning and building on our own land. This 365-acre mixed-use development is one of the largest opportunities of its kind in North America. It sits in the centre of the fastest growing sector in Calgary accommodating a future trade area of over 100,000 people.

We may also purchase smaller infill or re-use parcels, or in some cases finished lots for housing. As a city grows and intensifies, so does its development opportunities. Inner city revitalization opportunities contribute to the strategic expansion of our business. We develop and construct homes in previously urbanized areas on underutilized land. Urban developments provide quick turnarounds from acquisition to completion, create new revenue streams, and infuse new ideas and energy into the Company.

Home Construction

We construct homes on lots that have been developed by us or that we purchase from others. Having a homebuilding operation allows us the opportunity to extract value from the land and provides us with market knowledge through our direct contact with the homebuyers. In markets where the Company has significant land holdings, homebuilding is carried out on a portion of the land in specific market segments and the balance of lots are sold to and built on by third party builders.

Outlook

While the U.S. housing market recovery continued in 2014, it was at a measured and sometimes bumpy pace. Credit and mortgage qualification challenges, lagging household formations and continued trepidation among the first-time homebuyer contributed to a continuation of historically low levels of home ownership on a national basis. Recently announced changes to the lending standards and the proposed reduction in FHA premiums should help to further stimulate the U.S. housing market. We continue to foresee long-term fundamental demand growth in the U.S. housing market. Unemployment trends are slowly improving, housing remains affordable and inventory levels are still tight in almost all of our markets as a result of the lack of new product being produced over the past five years.

Overall, the Canadian economy remained stable with a low inflation rate and a continuation of a low interest rate environment. Our Alberta and Ontario markets are positioned in some of the country’s strongest real estate markets. While we recognize that the recent decline in oil prices may have a significant impact on the Alberta economy as new oil and gas projects are deferred and hiring freezes go into effect, consumers in other markets are viewing the oil price drop as a “tax cut”. We believe the rapid decline in oil prices could present challenges for the energy-driven Alberta market. Elsewhere however, we believe the overall impact of lower oil and gas prices could prove to be positive for both the Canadian and U.S. consumer and therefore the homebuilding industry.

8	2014 Annual Report

RESULTS OF OPERATIONS

Key financial results and operating data for the year ended December 31, 2014 compared to the year ended December 31, 2013 were as follows:

	Years Ended December 31
(US$ millions, except percentages, unit activity, average selling price and per share amounts)	2014	2013
Key Financial Results
Land revenue	$340	$373
Housing revenue	1,136	983
Gross margin(1) ($)	445	375
Gross margin(1) (%)	30%	28%
Income before income taxes	269	172
Income tax recovery / (expense)	7	(23)
Net income attributable to Brookfield Residential	274	142
Basic earnings per share	$2.35	$1.22
Diluted earnings per share	$2.33	$1.21
Key Operating Data
Lot closings for Brookfield Residential (single family units)	2,107	2,402
Lot closings for unconsolidated entities (single family units)	335	239
Acre closings for Brookfield Residential (multi-family, industrial and commercial)	31	28
Acre closings for unconsolidated entities (multi-family, industrial and commercial)	2	3
Acre closings for Brookfield Residential (raw and partially finished parcels)	3	219
Acre closings for unconsolidated entities (raw and partially finished parcels)	188	—
Average lot selling price for Brookfield Residential (single family units)	$145,000	$127,000
Average lot selling price for unconsolidated entities (single family units)	$79,000	$88,000
Average per acre selling price for Brookfield Residential (multi-family, industrial and commercial)	$781,000	$1,017,000
Average per acre selling price for unconsolidated entities (multi-family, industrial and commercial)	$188,000	$188,000
Average per acre selling price for Brookfield Residential (raw and partially finished parcels)	$263,000	$182,000
Average per acre selling price for unconsolidated entities (raw and partially finished parcels)	$158,000	$—
Home closings for Brookfield Residential (units)	2,204	2,216
Home closings for unconsolidated entities (units)	89	59
Average home selling price for Brookfield Residential (per unit)	$516,000	$444,000
Average home selling price for unconsolidated entities (per unit)	$484,000	$491,000
Net new home orders for Brookfield Residential (units)	2,274	2,301
Net new home orders for unconsolidated entities (units)	108	55
Backlog for Brookfield Residential (units at end of year)	972	902
Backlog for unconsolidated entities (units at end of year)	33	13
Backlog value for Brookfield Residential	$483	$442
Backlog value for unconsolidated entities	$14	$6

(1)	Gross margin is a non-GAAP financial measure and has been presented as we find it useful in evaluating our performance and believe that it helps readers of our financial statements compare our operations with those of our competitors. However, gross margins as presented may not be fully comparable to similarly-titled measures reported by our competitors. See the Non-GAAP Financial Measures section on page 32.

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Segmented Information

We operate in three operating segments within North America: Canada, California and Central and Eastern U.S. Each of the Company’s segments specializes in land entitlement and development and the construction of single family and multi-family homes. The Company evaluates performance and allocates capital based primarily on return on assets together with a number of risk factors. The following table summarizes information relating to revenues, gross margin and assets by operating segment for the years ended December 31, 2014 and 2013.

	Years Ended December 31
(US$ millions, except unit activity and average selling price)	2014	2013
Land revenue
Canada	$270	$299
California	13	33
Central and Eastern U.S	57	41

Total	$340	$373

Housing revenue
Canada	$499	$472
California	488	370
Central and Eastern U.S	149	141

Total	$1,136	$983

Gross margin
Canada	$267	$256
California	146	93
Central and Eastern U.S	32	26

Total	$445	$375

Lot closings (single family units)
Canada	1,477	1,393
California	94	358
Central and Eastern U.S	536	651

	2,107	2,402
Unconsolidated Entities	335	239

Total	2,442	2,641

Acre closings (multi-family, industrial and commercial)
Canada	31	28
California	—	—
Central and Eastern U.S	—	—

	31	28
Unconsolidated Entities	2	3

Total	33	31

Acre closings (raw and partially finished parcels)
Canada	3	219
California	—	—
Central and Eastern U.S	—	—

Total	3	219
Unconsolidated Entities	188	—

Total	191	219

Average lot selling price (single family lots)
Canada	$166,000	$166,000
California	141,000	91,000
Central and Eastern U.S	105,000	63,000

	145,000	127,000
Unconsolidated Entities	79,000	88,000

Average	$136,000	$123,000

10	2014 Annual Report

	Years Ended December 31
	2014	2013
Average per acre selling price (multi-family, industrial and commercial)
Canada	$781,000	$1,017,000
California	—	—
Central and Eastern U.S	—	—

	781,000	1,017,000
Unconsolidated Entities	188,000	188,000

Average	$758,000	$939,000

Average per acre selling price (raw and partially finished parcels)
Canada	$263,000	$182,000
California	—	—
Central and Eastern U.S	—	—

	263,000	182,000
Unconsolidated Entities	158,000	—

Average	$160,000	$182,000

Active Land Communities
Canada	14	11
California	6	2
Central and Eastern U.S	8	7

	28	20
Unconsolidated Entities	1	1

Total	29	21

Home closings (units)
Canada	1,419	1,361
California	470	526
Central and Eastern U.S	315	329

	2,204	2,216
Unconsolidated Entities	89	59

Total	2,293	2,275

Average home selling price
Canada	$352,000	$347,000
California	1,039,000	703,000
Central and Eastern U.S	473,000	430,000

	516,000	444,000
Unconsolidated Entities	484,000	491,000

Average	$514,000	$445,000

Active Housing Communities
Canada	20	18
California	23	15
Central and Eastern U.S	16	12

	59	45
Unconsolidated Entities	2	2

Total	61	47

	December 31
(US$ millions)	2014	2013
Total assets
Canada	$1,185	$1,290
California	1,062	910
Central and Eastern U.S	846	781
Corporate and other	297	363

Total	$3,390	$3,344

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For more detailed financial information with respect to our revenues, earnings and assets, please refer to the accompanying consolidated financial statements and related notes included elsewhere in this annual report.

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

Net Income

Net income attributable to Brookfield Residential for the year ended December 31, 2014 was $274 million, compared to $142 million for the year ended December 31, 2013.

	Years Ended December 31
(US$ millions, except per share amounts)	2014	2013
Net income attributable to Brookfield Residential	$274	$142
Basic earnings per share	$2.35	$1.22
Diluted earnings per share	$2.33	$1.21

The increase of $132 million in net income attributable to Brookfield Residential for the year ended December 31, 2014 compared to the same period in 2013 was partially the result of an increase in the income tax recovery of $30 million, which was mainly due to a reversal of the valuation allowance on our U.S. deferred tax assets in the third quarter of 2014. Additionally, there was a $70 million increase in gross margin, primarily from improved housing margins, an increase in equity earnings from unconsolidated entities of $17 million, an increase in other income of $10 million, a gain on the sale of commercial assets of $33 million and a decrease in other income in consolidated subsidiaries of $5 million. This was partially offset by higher general and administrative expense of $17 million, an increase in interest expense of $11 million, an increase in sales and marketing costs of $1 million and a decrease in the change of the fair value of the equity swap of $4 million.

A breakdown of the revenue and gross margin for the years ended December 31, 2014 and 2013 is as follows:

	Years Ended December 31
(US$ millions, except percentages)	2014	2013
Revenue
Land	$340	$373
Housing	1,136	983

	$1,476	$1,356

Gross Margin
Land	$172	$173
Housing	273	202

	$445	$375

Gross Margin (%)
Land	51%	46%
Housing	24%	21%

	30%	28%

Total revenue and gross margin for the year ended December 31, 2014 increased $120 million and $70 million respectively, when compared to the same period in 2013. The increase in total revenue and gross margin was primarily the result of higher average home selling prices from both improved market conditions and product mix, which was partially offset by 12 fewer home closings when compared to the same period in 2013. Lot closings decreased by 295 units, which was partially offset by higher average lot selling prices as a result of the mix of lots sold. Gross margin percentage for the year ended December 31, 2014 increased primarily as a result of higher land and housing gross margin percentages due to improved average selling prices from both price escalation and product mix when compared to the same period in 2013.

Results of Operations – Land

Land revenue totalled $340 million for the year ended December 31, 2014, a decrease of $33 million when compared to the same period in 2013 and land gross margin decreased $1 million to $172 million. The decrease in land revenue and gross margin for the year ended December 31, 2014 was due to 295 fewer single family lot closings and 216 fewer raw and partially finished acre closings. This was partially offset by an increase in the gross margin percentage resulting from higher average single family lot selling prices, higher raw and partially finished acre selling prices and profit participation revenue collected. Our land revenue may vary significantly from period to period due to the nature and timing of land sales. Revenues are also affected by local product mix and market conditions, which have an impact on the selling price per lot.

12	2014 Annual Report

A breakdown of our results from land operations for the years ended December 31, 2014 and 2013 is as follows:

Consolidated

	Years Ended December 31
(US$ millions, except unit activity and average selling price)	2014	2013
Lot closings (single family units)	2,107	2,402
Acre sales (multi-family, industrial and commercial)	31	28
Acre sales (raw and partially finished parcels)	3	219
Revenue	$340	$373
Gross margin	$172	$173
Average lot selling price (single family units)	$145,000	$127,000
Average per acre selling price (multi-family, industrial and commercial)	$781,000	$1,017,000
Average per acre selling price (raw and partially finished parcels)	$263,000	$182,000

A breakdown of our results from land operations for our three operating segments is as follows:

Canada

	Years Ended December 31
(US$ millions, except unit activity and average selling price)	2014	2013)
Lot closings (single family units)	1,477	1,393
Acre sales (multi-family, industrial and commercial)	31	28
Acre sales (raw and partially finished parcels)	3	219
Revenue	$270	$299
Gross margin	$154	$158
Average lot selling price (single family units)	$166,000	$166,000
Average per acre selling price (multi-family, industrial and commercial)	$781,000	$1,017,000
Average per acre selling price (raw and partially finished parcels)	$263,000	$182,000

Land revenue in Canada for the year ended December 31, 2014 was $270 million, a decrease of $29 million when compared to the same period in 2013. The decrease was the result of the mix of land sold with 216 fewer raw and partially finished acre parcel sales being sold in 2014 when compared to the same period in 2013, partially offset by 84 additional single family lots. Gross margin decreased $4 million to $154 million when compared to 2013 primarily as a result of lower raw and partially finished acre sales and lower average selling prices for multi-family, industrial and commercial acre sales in 2014. The lower average per acre selling price for multi-family, industrial and commercial is due to the mix of land sold where multi-family acre parcels have lower average selling prices compared to commercial parcels.

California

	Years Ended December 31
(US$ millions, except unit activity and average selling price)	2014	2013
Lot closings (single family units)	94	358
Revenue	$13	$33
Gross margin	$9	$12
Average lot selling price (single family units)	$141,000	$91,000

Land revenue in California for the year ended December 31, 2014 decreased by $20 million when compared to the same period in 2013. This was primarily the result of a decrease of 264 single family lots sold in 2014 compared to 2013, partially offset by an increase in the average lot selling price and profit participation revenue collected on past land sales.

Brookfield Residential Properties Inc.	13

Central and Eastern U.S.

	Years Ended December 31
(US$ millions, except unit activity and average selling price)	2014	2013
Lot closings (single family units)	536	651
Revenue	$57	$41
Gross margin	$9	$3
Average lot selling price (single family units)	$105,000	$63,000

For the year ended December 31, 2014, revenue in the Central and Eastern U.S. segment increased by $16 million and gross margin increased by $6 million. This was due to an increase in average lot selling prices related to the mix of lots sold in different communities across the segment, partially offset by 115 fewer lot closings when compared to the same period in 2013.

Results of Operations – Housing

Housing revenue and gross margin were $1.1 billion and $273 million, respectively, for the year ended December 31, 2014 compared to $983 million and $202 million for the same period in 2013. The increase was the result of a 16% increase in the average home selling price due to both price escalation and the mix of homes closed, partially offset by a 1% decrease in home closings when compared to the same period in 2013.

A breakdown of our results from housing operations for the years ended December 31, 2014 and 2013 is as follows:

Consolidated

	Years Ended December 31
(US$ millions, except unit activity and average selling price)	2014	2013
Home closings	2,204	2,216
Revenue	$1,136	$983
Gross margin	$273	$202
Average home selling price	$516,000	$444,000

A breakdown of our results from housing operations for our three operating segments is as follows:

Canada

	Years Ended December 31
(US$ millions, except unit activity and average selling price)	2014	2013
Home closings	1,419	1,361
Revenue	$499	$472
Gross margin	$113	$98
Average home selling price	$352,000	$347,000

Housing revenue for the year ended December 31, 2014 increased $27 million when compared to the same period in 2013. This resulted from 58 additional home closings and a slight increase in the average home selling price for the year ended December 31, 2014 compared to the same period in 2013. The increase in the average home selling price was attributable to price escalation primarily in the Calgary market as a result of market conditions and product mix between segments. As a result of increased closings and a higher average selling price, gross margin increased by $15 million for year ended December 31, 2014 when compared to the same period in 2013.

14	2014 Annual Report

California

	Years Ended December 31
(US$ millions, except unit activity and average selling price)	2014	2013
Home closings	470	526
Revenue	$488	$370
Gross margin	$137	$81
Average home selling price	$1,039,000	$703,000

Our California segment had housing revenue of $488 million for the year ended December 31, 2014, an increase of $118 million when compared to the same period in 2013. The increase in revenue was due to a 48% increase in the average home selling price for the year ended December 31, 2014 compared to the same period in 2013, partially offset by 56 fewer home closings. Gross margin increased $56 million when compared to the same period in 2013 as a result of the increase in the average home selling price, which was primarily driven by product mix where a large proportion of homes closed in 2014 were higher priced homes with selling prices over $1 million our San Francisco Bay Area and Southern California communities for the year ended December 31, 2014.

Central and Eastern U.S.

	Years Ended December 31
(US$ millions, except unit activity and average selling price)	2014	2013
Home closings	315	329
Revenue	$149	$141
Gross margin	$23	$23
Average home selling price	$473,000	$430,000

The Central and Eastern U.S. housing revenue increased $8 million for the year ended December 31, 2014 when compared to the same period of 2013 as a result of an increase in the average home selling price, partially offset by 14 fewer home closings. The decline in closings was due to 49 fewer home closings in the Washington D.C. market, partially offset by an increase in closings in the Denver market which had 53 home closings for the year ended December 31, 2014 compared to 18 closings in the same period in 2013. Our Denver housing operations began in 2013 and did not start having closings until the third quarter of 2013. Gross margin remained consistent when compared to the same period in 2013 due to product mix and higher selling prices, offset by fewer home closings. The increase in the average home selling price is due to product mix of the homes closed in different communities across the segment when compared to 2013.

Home Sales – Incentives

We grant our homebuyers sales incentives from time-to-time in order to promote sales of our homes. The type and amount of incentives will vary on a community-by-community and home-by-home basis. Incentives that impact the value of the home or the sales price paid, such as additional options, are reflected as a reduction to sales revenue. Incentives that we pay to an outside party, such as paying some or all of a homebuyer’s closing costs, are recorded as cost of sales. Incentives are recognized at the time title passes to the homebuyer and the sale is recognized. For the year ended December 31, 2014, incentives recognized as a percentage of gross revenues were consistent with 2013.

Our incentives on homes closed by operating segment for years ended December 31, 2014 and 2013 were as follows:

	Years Ended December 31
	2014		2013
(US$ millions, except percentages)	Incentives Recognized	% of Gross Revenues	Incentives Recognized	% of Gross Revenues
Canada	$9	2%	$10	2%
California	4	1%	2	1%
Central and Eastern U.S.	13	8%	9	6%

	$26	2%	$21	2%

Brookfield Residential Properties Inc.	15

Home Sales – Net New Home Orders

Net new home orders for any period represent the aggregate of all homes ordered by customers, net of cancellations. Net new home orders, including our share of unconsolidated entities, for the year ended December 31, 2014 totalled 2,382 units, an increase of 26 units when compared to the same period in 2013. For the year ended December 31, 2014, the increase in net new home orders was a result of stable market performance in Canada and increased absorptions in communities in unconsolidated entities, partially offset by a decrease in net new orders in California and Central and Eastern U.S. Average monthly sales per community by reportable segment for the year ended December 31, 2014 were: Canada – 6 units (2013 – 7 units); California – 2 units (2013 – 3 units); Central and Eastern U.S. – 2 units (2013 – 3 units); and unconsolidated entities – 5 units (2013 – 2 units). We were selling from 61 active housing communities, including our share of unconsolidated entities, at December 31, 2014 compared to 47 at December 31, 2013. The net new home orders for years ended December 31, 2014 and 2013 by operating segment were as follows:

	Years Ended December 31
(Units)	2014	2013
Canada	1,481	1,404
California	489	534
Central and Eastern U.S.	304	363

	2,274	2,301
Unconsolidated entities	108	55

	2,382	2,356

The cancellation rates for the years ended December 31, 2014 and 2013 by our three operating segments were as follows:

	Years Ended December 31
	2014		2013
(Units, except percentages)	Units	% of Gross Home Orders	Units	% of Gross Home Orders
Canada	21	1%	12	1%
California	64	12%	85	14%
Central and Eastern U.S.	98	24%	90	20%

	183	7%	187	8%
Unconsolidated entities	12	10%	6	9%

	195	8%	193	8%

Home Sales – Backlog

Our backlog, which represents the number of new homes subject to sales contracts, as at December 31, 2014 and 2013 by operating segment, was as follows:

	As at December 31
	2014		2013
(US$ millions, except unit activity)	Units	Value	Units	Value
Canada	724	$286	662	$263
California	145	143	126	115
Central and Eastern U.S.	103	54	114	64

	972	483	902	442
Unconsolidated entities	33	14	13	6

Total	1,005	$497	915	$448

We expect all of our backlog to close in 2015 or 2016, subject to future cancellations. The units in our backlog increased compared to the prior period primarily due to higher net new home orders in Canada and unconsolidated entities. The backlog value increased compared to the same period in 2013 primarily as a result of price appreciation and product mix, where there were more homes in backlog from California communities with selling prices above $1 million each. Our Canadian operations continued to be steady with an increase in backlog, primarily

16	2014 Annual Report

due to an increase in net new home orders for the year ended December 31, 2014. The Canadian market has shown a steady increase in sales with its backlog units up 9% year-over-year. The California segment’s increase of 19 units at December 31, 2014 was mainly due to a higher backlog entering 2014 and fewer home closings than in 2013. However, this is partially offset by an increase in net new home orders in unconsolidated entities of 53 units, as many of them are in California. The Central and Eastern U.S. segment’s decrease of 11 units at December 31, 2014, when compared to the same period in 2013, was mainly due to decreased net new homes orders for the year ended December 31, 2014.

Equity in Earnings from Unconsolidated Entities

Equity in earnings from unconsolidated entities for year ended December 31, 2014 totalled $26 million, compared to $9 million, for the same period in 2013. The land and housing operations of our unconsolidated entities are discussed below.

Land

A summary of Brookfield Residential’s share of the land operations from unconsolidated entities is as follows:

	Years Ended December 31
(US$ millions, except unit activity and average selling price)	2014	2013
Lot closings	335	239
Acre closings (multi-family, industrial and commercial)	2	3
Acre closings (raw and partially finished parcels)	188	—
Revenue	$57	$21
Gross margin	$21	$6
Average lot selling price	$79,000	$88,000
Average per acre selling price (multi-family, industrial and commercial)	$188,000	$188,000
Average per acre selling price (raw and partially finished parcels)	$158,000	$—

Land revenue within unconsolidated entities increased $36 million and gross margin increased $15 million for the year ended December 31, 2014 compared to the same period in 2013. This was the result of an increase of 96 single family lot closings and 188 raw and partially finished acre sales, primarily from our Phoenix operations, partially offset by a $9,000 decrease in the average lot selling price compared to the same period in 2013. The 188 raw and partially finished acre parcel was in the community of Tegavah, in Phoenix, and was sold in the fourth quarter for a gain with our share totalling $10 million. There were no raw and partially finished acre sales in the year ended December 31, 2013. The decrease in average lot selling price was attributable to the mix of land sold amongst the unconsolidated entities.

Housing

A summary of Brookfield Residential’s share of the housing operations from unconsolidated entities is as follows:

	Years Ended December 31
(US$ millions, except unit activity and average selling price)	2014	2013
Home closings	89	59
Revenue	$43	$29
Gross margin	$9	$5
Average home selling price	$484,000	$491,000

Housing revenue within unconsolidated entities increased $14 million for the year ended December 31, 2014 compared to the same period in 2013. The increase in revenue is the result of an increase of 30 additional home closings, partially offset by a $7,000 decrease in the average home selling price due to the mix of homes sold among our unconsolidated entities when compared to 2013.

Brookfield Residential Properties Inc.	17

Gain on Commercial Assets Held For Sale

The components of the gain on commercial assets held for sale for the years ended December 31, 2014 and 2013 are summarized as follows:

	Years Ended December 31
(US$ millions, except unit activity)	2014	2013
Square Feet	150,700	—
Proceeds	$83	$—
Gain on commercial assets held for sale	$33	$—

Income was generated from the sale of two large commercial income producing properties that were sold during the year ended December 31, 2014. The Canadian operating segment sold a 128,000 square foot commercial property at Seton in Calgary, Alberta for proceeds of $66 million and a gain of $32 million and the California operating segment sold a 22,700 square foot commercial property at Playa Vista in Los Angeles for proceeds of $17 million and a gain of $1 million. There were no such sales of commercial assets in 2013.

Selling, General and Administrative Expense

The components of selling, general and administrative expense for the years ended December 31, 2014 and 2013 are summarized as follows:

	Years Ended December 31
(US$ millions)	2014	2013
General and administrative expense	$123	$106
Sales and marketing expense	51	50
Share-based compensation	18	18
Change in fair value of equity swap contracts	—	(4)

	$192	$170

The selling, general and administrative expense was $192 million for the year ended December 31, 2014, an increase of $22 million when compared to the same period in 2013. General and administrative expense increased primarily due to an increase in compensation costs and incentives resulting from higher head count and profitability from increased housing activity. Sales and marketing expense for the year ended December 31, 2014 increased $1 million, when compared to the same period in 2013, due to increased housing activity. The fair value adjustment of the equity swap contract related to the deferred share unit plan changed by $4 million due to the change in share price.

Other Income

Other income for the year ended December 31, 2014 increased $10 million, when compared to the same period in 2013. The components of other income for the years ended December 31, 2014 and 2013 are summarized as follows:

	Years Ended December 31
(US$ millions)	2014	2013
Interest income	$4	$4
Interest rate swap contracts	—	—
Other	20	10

	$24	$14

Income Tax (Recovery) / Expense

Income tax (recovery) / expense for the year ended December 31, 2014 was a recovery of $7 million, compared to a tax expense of $23 million for the same period in 2013. The decrease in tax expense was primarily due to the reversal of the valuation allowance against our U.S. deferred tax asset.

	Years Ended December 31
(US$ millions)	2014	2013
Income tax expense - current	$13	$2
Income tax (recovery) / expense - deferred	(20)	21

	$(7)	$23

The Company records net deferred tax assets to the extent it believes these assets will more-likely-than-not be realized. At each reporting period, the Company evaluates the recoverability of its deferred tax assets by tax jurisdiction to determine if a valuation allowance is required. In making such determinations, the Company considers all available positive and negative evidence, including future reversals of existing temporary differences, projected

18	2014 Annual Report

future taxable income, tax planning strategies and recent financial operations. This evaluation considers, among other factors, the nature, frequency and severity of cumulative losses, actual earnings, forecasts of future operating results, the duration of statutory carryforward periods, the Company’s experience with loss carryforwards not expiring and the outlook of the housing industry and the broader economy.

Prior to the quarter ended September 30, 2014, the Company established a valuation allowance against its deferred tax assets with respect to its U.S. operations due to the weight of negative evidence at that time. The most significant negative evidence that existed was that the Company was in a three-year cumulative loss position, which was largely the result of pre-tax losses in 2012 and 2011.

During the year ended December 31, 2014, the Company determined that the valuation allowance against substantially all of its U.S. federal and state deferred tax assets was no longer required. Accordingly, the Company reversed $84 million of the valuation allowance against its U.S. deferred tax assets, of which $39 million was primarily due to net earnings generated during the year in the U.S. As a result, the Company recognized an overall income tax recovery for 2014 of $45 million in the U.S. on the reversal of its valuation allowance. This reversal is reflected in the income tax (recovery) / expense in the consolidated statement of operations.

In evaluating the need for a valuation allowance against our deferred tax assets at December 31, 2014, the Company considered all available and objectively verifiable positive and negative evidence. The principal positive evidence that led to the reversal of the valuation allowance with respect to its U.S. operations included (i) the emergence from a three-year cumulative loss in the third quarter of 2014, (ii) the significant positive income generated during 2013 and 2014, including 6 quarters of pre-tax income, (iii) continued improvements in 2014 over recent years in key operating metrics, including U.S. revenues, gross margin and backlog, (iv) forecasted future profitability of the Company’s U.S. operations which support the absorption of substantially all of its U.S. federal and state net operating losses in less than five years, (v) an indication that the events and conditions that gave rise to significant reported U.S. losses in recent years were unlikely to recur in the foreseeable future and (vi) long net operating loss carryforward periods that provide evidence that even without significant growth, these deferred tax assets will more-likely-than-not be realized.

Based on the above, the Company reduced its valuation allowance against its deferred tax assets from $90 million at December 31, 2013 to $11 million at December 31, 2014. The remaining valuation allowance relates to the Canadian deferred tax asset arising from unrealized foreign exchange capital losses of $11 million (December 31, 2013—$5 million) that have not met the more-likely-than-not realization threshold. The Canadian operations continue to be profitable in the Ontario and Alberta markets and, as such, it is more-likely-than-not that the deferred tax assets related to the Canadian operations, other than the deferred tax asset related to unrealized foreign exchange capital losses, can be realized.

Foreign Exchange Translation

The U.S. dollar is the functional and presentation currency of the Company. Each of the Company’s subsidiaries, affiliates and jointly controlled entities determines its own functional currency and items included in the financial statements of each subsidiary and affiliate are measured using that functional currency. The Company’s Canadian operations are self-sustaining. The financial statements of its self-sustaining Canadian operations are translated into U.S. dollars using the current rate method.

Assets and liabilities of subsidiaries or equity accounted investees having a functional currency other than the U.S. dollar are translated at the rate of exchange on the balance sheet date. As at December 31, 2014, the rate of exchange was C$1.1617 equivalent to US$1 (December 31, 2013 – C$1.0622 equivalent to US$1). Revenues and expenses are translated at average rates for the period, unless exchange rates fluctuated significantly during the period, in which case the exchange rates at the dates of the transaction are used. For the year ended December 31, 2014, the average rate of exchange was C$1.1041, equivalent to US$1 (December 31, 2013 – C$1.0295 equivalent to US$1). The resulting foreign currency translation adjustments are recognized in other comprehensive income (“OCI”). Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the balance sheet date. Gains and losses on translation of monetary items are recognized in the consolidated statements of operations as other income / (expense), except for those related to monetary liabilities qualifying as hedges of the Company’s investment in foreign operations or certain intercompany loans to or from a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future, which are included in OCI.

The financial results of our Canadian operations are translated into U.S. dollars for financial reporting purposes. Foreign currency translation gains and losses are recorded as the exchange rate between the two currencies fluctuates. These gains and losses are included in OCI and accumulated OCI. The translation of our Canadian operations resulted in a loss of $71 million for the year ended December 31, 2014, compared to a loss of $51 million in the same period of 2013.

Brookfield Residential Properties Inc.	19

QUARTERLY OPERATING AND FINANCIAL DATA

	2014				2013
(US$ millions, except unit activity and per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Quarterly Operating Data
Lot closings (single family units)	906	368	515	324	1,177	463	408	354
Acre closings (multi-family, industrial and commercial)	7	15	6	4	8	13	6	—
Home closings (units)	859	564	435	346	856	606	460	294
Net new home orders (units)	482	495	642	655	445	540	659	657
Backlog (units at end of period)	972	1,349	1,418	1,211	902	1,311	1,378	1,180
Backlog value	$483	$693	$742	$609	$442	$630	$609	$519
Quarterly Financial Data
Revenue	$591	$355	$321	$208	$555	$333	$298	$171
Direct cost of sales	(409)	(248)	(223)	(149)	(407)	(234)	(221)	(120)

Gross margin	182	107	98	59	148	99	77	51

Gain on commercial assets held for sale	—	—	—	33	—	—	—	—
Selling, general and administrative expense	(58)	(45)	(44)	(45)	(52)	(42)	(40)	(36)
Interest expense	(15)	(16)	(15)	(16)	(15)	(15)	(11)	(11)
Other income	29	2	10	4	9	2	4	3

Income before taxes	138	48	49	35	90	44	30	7
Income tax recovery / (expense)	(18)	38	(6)	(8)	(7)	(8)	(5)	(3)

Net income	120	86	43	27	83	36	25	4

Net income attributable to non-controlling interest and other interest in consolidated subsidiaries	—	—	(1)	(2)	(4)	(1)	(1)	—

Net income attributable to Brookfield Residential	$120	$86	$42	$25	$79	$35	$24	$4

Foreign currency translation	(30)	(39)	28	(29)	(23)	14	(23)	(19)

Comprehensive income / (loss)	$90	$47	$70	$(4)	$56	$49	$1	$(15)

Earnings per common share attributable to Brookfield Residential
Basic	$1.04	$0.74	$0.36	$0.21	$0.67	$0.30	$0.21	$0.04
Diluted	$1.03	$0.73	$0.36	$0.21	$0.67	$0.29	$0.21	$0.04

We have historically experienced variability in our results of operations from quarter to quarter due to the seasonal nature of the homebuilding business and the timing of new community openings and the closing out of projects. We typically experience the highest rate of orders for new homes and lots in the first nine months of the calendar year, although the rate of orders for new homes is highly dependent upon the number of active communities. As new home deliveries trail orders for new homes by several months, we typically deliver a greater percentage of new homes in the second half of the year compared with the first half of the year. As a result, our revenues from the sales of homes are generally higher in the second half of the year. In terms of acre sales, which are a meaningful part of our business, results are more variable from year to year given the nature of the development and monetization cycle.

20	2014 Annual Report

Fourth Quarter Highlights

Key financial results and operating data for the three months ended December 31, 2014 compared to the three months ended December 31, 2013 were as follows:

	Three Months Ended December 31
(US$ millions, except percentages, unit activity, average selling price and per share amounts)	2014	2013
Key Financial Results
Land revenue	$149	$146
Housing revenue	442	409
Gross margin(1) ($)	182	148
Gross margin(1) (%)	31%	27%
Income before income taxes	138	90
Income tax expense	(18)	(7)
Net income attributable to Brookfield Residential	120	79
Basic earnings per share	$1.04	$0.67
Diluted earnings per share	$1.03	$0.67
Key Operating Data
Lot closings for Brookfield Residential (single family units)	906	1,177
Lot closings for unconsolidated entities (single family units)	79	223
Acre closings Brookfield Residential (multi-family, industrial and commercial)	7	8
Acre closings for unconsolidated entities (multi-family, industrial and commercial)	—	3
Acre closings Brookfield Residential (raw and partially finished parcels)	—	2
Acre closings for unconsolidated entities (raw and partially finished parcels)	188	—
Average lot selling price for Brookfield Residential (single family units)	$152,000	$116,000
Average lot selling price for unconsolidated entities (single family units)	$59,000	$77,000
Average per acre selling price for Brookfield Residential (multi-family, industrial and commercial)	$746,000	$1,004,000
Average per acre selling price unconsolidated entities (multi-family, industrial and commercial)	$—	$188,000
Average per acre selling price for Brookfield Residential (raw and partially finished parcels)	$—	$115,000
Average per acre selling price unconsolidated entities (raw and partially finished parcels)	$158,000	$—
Home closings for Brookfield Residential (units)	859	856
Home closings for unconsolidated entities (units)	35	19
Average home selling price for Brookfield Residential (per unit)	$514,000	$478,000
Average home selling price for unconsolidated entities (per unit)	$482,000	$479,000
Net new home orders for Brookfield Residential (units)	482	445
Net new home orders for unconsolidated entities (units)	15	15

(1)	Gross margin is a non-GAAP financial measure and has been presented as we find it useful in evaluating our performance and believe that it helps readers of our financial statements compare our operations with those of our competitors. However, gross margins as presented may not be fully comparable to similarly-titled measures reported by our competitors. See the Non-GAAP Financial Measures section on page 32.

Brookfield Residential Properties Inc.	21

Net income attributable to Brookfield Residential for the three months ended December 31, 2014 increased $41 million to $120 million from $79 million in the same period 2013. Diluted earnings per share increased from $0.67 at December 31, 2013 to $1.03 at December 31, 2014.

Revenue and gross margin for the three months ended December 31, 2014 increased $36 million and $34 million, respectively, when compared to the same period in 2013. The increase in revenue and gross margin was the result of higher home closings and higher average home and single family lot selling prices, partially offset by a decrease in multi-family, industrial and commercial acre sales and lower single family lot closings.

Land revenue for the three months ended December 31, 2014 was $149 million, a $3 million increase compared to 2013. The increase in revenue compared to 2013 was mainly the result of higher single family lot revenue, as a result of a 31% increase in average selling prices, partially offset by 271 fewer lot closings. Land gross margin was $72 million, a $10 million increase compared to the same period in 2013. Land gross margin in Canada increased $11 million due to higher single family lot average selling prices. This was partially offset by fewer multi-family, industrial and commercial acre sales and a decrease in the average acre selling price. The California land gross margin decreased $7 million due to 358 fewer single family lot sales, which was partially offset by profit participation revenue collected. Central and Eastern U.S. operations land gross margin increased $6 million due to an 83% increase in the average lot selling price due to the mix of land sold in communities within the operating segment, partially offset by 33 fewer single family lot sales.

For the three months ended December 31, 2014, housing revenue was $442 million compared to $409 million for the same period in 2013. Housing gross margin for the same period in 2014 was $109 million, a $24 million increase compared to the prior year. The increase in housing revenue and gross margin was due to slightly higher volumes, an increase in the gross margin percentage and a mix of sales between the operating segments. Canadian home closings increased to 576 in the three months ended December 31, 2014 from 524 resulting in a $9 million increase in gross margin compared to the same period in the prior year. The California operations contributed $15 million of additional gross margin due to a 35% increase in the average home selling price due to mix of homes sold, partially offset by 39 fewer closings compared to the same period in 2013. Central and Eastern U.S. gross margin remained consistent due to 10 fewer home closings and a 13% increase in the average home selling price as a result of product mix.

For the three months ended December 31, 2014, equity in earnings from unconsolidated entities increased to $15 million compared to $5 million for the same period in 2013. The increase was primarily due to the sale of a 188 acre raw and partially finished parcel in the community of Tegavah, in Phoenix, which was sold in the fourth quarter for a gain, with our share totalling $10 million. There were no raw and partially finished acre parcel sales in unconsolidated entities in the same period in 2013.

LIQUIDITY AND CAPITAL RESOURCES

Financial Position

The following is a summary of the Company’s consolidated balance sheets as of December 31, 2014 and December 31, 2013:

	As at December 31
(US$ millions)	2014	2013
Land and housing inventory	$2,522	$2,399
Investments in unconsolidated entities	238	206
Commercial assets held for sale	—	48
Receivables and other assets	363	341
Cash and restricted cash	196	328
Deferred income tax asset	71	22

	$3,390	$3,344

Notes payable	$1,100	$1,100
Bank indebtedness and other financings	208	349
Accounts payable and other liabilities	463	418
Other interests in consolidated subsidiaries	—	37
Total equity	1,619	1,440

	$3,390	$3,344

22	2014 Annual Report

Assets

Our assets as of December 31, 2014 totalled $3.4 billion. Our land and housing inventory and investments in unconsolidated entities are our most significant assets with a combined book value of $2.8 billion, or approximately 82% of our total assets. The land and housing assets increased when compared to December 31, 2013 due to acquisitions of $224 million, development activity and stronger backlog, partially offset by sales activity. Our land and housing assets include land under development and land held for development, finished lots ready for construction, homes completed and under construction and model homes.

A summary of our lots owned, excluding unconsolidated entities, and their stage of development as at December 31, 2014 compared with December 31, 2013 follows:

	As at December 31
	2014		2013
(US$ millions, except units)	Units	Book Value	Units	Book Value
Land held for development (lot equivalents)	87,922	$1,446	92,840	$1,525
Land under development and finished lots (single family units)	6,457	664	5,336	554
Housing units, including models	1,239	357	864	251

	95,618	$2,467	99,040	$2,330

Multi-family, industrial and commercial parcels (acres)	133	$55	158	$69

Notes Payable

Notes payable consist of the following:

	As at December 31
(US$ millions)	2014	2013
6.5% unsecured senior notes due December 15, 2020 (a)	$600	$600
6.125% unsecured senior notes due July 1, 2022 (b)	500	500

	$1,100	$1,100

(a)	On December 14, 2012, Brookfield Residential issued $600 million of unsecured senior notes. The notes were offered in a private placement, with an eight-year term due December 15, 2020 at a fixed interest rate of 6.5%. The notes require semi-annual interest payments on June 15 and December 15 of each year until maturity. The Company’s obligations to pay principal and interest on the unsecured senior notes are guaranteed by certain of our subsidiaries.

(b)	On June 25, 2013, the Company and Brookfield Residential US Corporation, a wholly-owned subsidiary of the Company, co-issued a private placement of $500 million of unsecured senior notes. The notes have a nine-year term, are due July 1, 2022 and bear interest at a fixed rate of 6.125%. The notes require semi-annual interest payments on January 1 and July 1 each year until maturity. The Company’s and Brookfield Residential US Corporation’s obligations to pay principal and interest on the unsecured notes is guaranteed by the Company and certain of the Company’s subsidiaries.

Transaction costs are incremental costs directly related to the issuance of the unsecured senior notes and the Company classified these costs within receivables and other assets as a deferred asset. These costs are amortized using the effective interest rate method over the life of the related debt instrument.

The notes include covenants that, among others, place limitations on incurring additional indebtedness and making restricted payments. Under the limitation on additional indebtedness, we are permitted to incur specified categories of indebtedness but are prohibited from incurring further indebtedness if we do not satisfy either an indebtedness to consolidated net tangible worth ratio or a fixed charge coverage ratio. Brookfield Residential was in compliance with these financial incurrence covenants for the year ended December 31, 2014. Our actual fixed charge coverage and indebtedness to consolidated net tangible worth ratio as of December 31, 2014 are reflected in the table below:

	Covenant	Actual as at December 31 2014
Minimum fixed charge coverage	2.0 to 1	4.28 to 1
Maximum indebtedness to consolidated net tangible worth	2.25 to 1	0.85 to 1

Brookfield Residential Properties Inc.	23

Bank Indebtedness and Other Financings

Our bank indebtedness and other financings as of December 31, 2014 were $208 million, a decrease of $141 million from December 31, 2013. The decrease was primarily the result of the pay down of project-specific financings, bank indebtedness and secured vendor take-back (“VTB”) mortgages in 2014. Our bank indebtedness and other financings represent construction and development loans and facilities that are used to fund the operations of our communities as new homes are constructed. As of December 31, 2014, the weighted average interest rate on our bank indebtedness and other financings was 4.0% (December 31, 2013 – 4.0%).

The debt maturing in 2015 and onwards is expected to either be refinanced or repaid from home and/or lot deliveries over this period. Additionally, as of December 31, 2014, we had bank indebtedness and due to affiliates of $813 million that was available to complete land development and construction activities. The “Cash Flow” section below discusses future available capital resources should proceeds from our future home and/or lot closings not be sufficient to repay our debt obligations.

Bank indebtedness and other financings consists of the following:

	As at December 31
(US$ millions)	2014	2013
Bank indebtedness (a)	$152	$206
Secured VTB mortgages (b)	56	117
Project-specific financings (c)	—	26
Due to affiliates (d)	—	—

	$208	$349

(a) Bank indebtedness

The Company has four secured credit facilities (December 31, 2013 – three secured credit facilities) with various Canadian banks with outstanding amounts totalling $152 million at December 31, 2014 (December 31, 2013 – $206 million). The secured facilities are repayable in Canadian dollars in the amount of C$176 million at December 31, 2014 (December 31, 2013 – C$219 million). These facilities allow the Company to borrow up to approximately C$565 million (US$486 million) as at December 31, 2014 (December 31, 2013 – C$515 million (US$485 million)). The credit facilities bear interest between Canadian prime plus 0.50% to 0.75% for any amounts drawn. The secured facilities are secured by fixed and floating charges over the land and housing inventory assets of the Alberta and Ontario operations and a general charge over the property of Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited, both wholly-owned subsidiaries of the Company.

These facilities require Brookfield Residential (Alberta) LP, a wholly-owned subsidiary of the Company, to maintain a minimum tangible net worth of $319 million (C$370 million) and a debt to equity ratio of no greater than 1.75 to 1. At December 31, 2014, we were in compliance with all of our covenants relating to bank indebtedness. The following are computations of Brookfield Residential (Alberta) LP’s tangible net worth and debt to equity ratio covenants:

(US$ millions, except ratios)	Covenant	Actual as at December 31 2014
Tangible net worth	$319	$632
Debt to equity	1.75 to 1	0.36 to 1

These facilities also require Brookfield Homes (Ontario) Limited, a wholly-owned subsidiary of the Company, to maintain a minimum tangible net worth of $65 million (C$75 million) and a debt to equity ratio of no greater than 1.75 to 1. At December 31, 2014, we were in compliance with all of our covenants relating to bank indebtedness. The following are computations of Brookfield Homes (Ontario) Limited’s tangible net worth and debt to equity ratio covenants:

(US$ millions, except ratios)	Covenant	Actual as at December 31 2014
Tangible net worth	$65	$136
Debt to equity	1.75 to 1	0.23 to 1

Brookfield Residential US Corporation, a wholly-owned subsidiary of the Company, as borrower, and the Company, as the parent company to the borrower, entered into a $250 million unsecured Revolving Credit Facility with various lenders, with availability subject to a borrowing base calculation. Interest is charged on the facility at a rate equal to either the adjusted LIBOR plus the applicable rate between 1.875% and 2.25% per annum or the alternate base rate (“ABR”) plus the applicable rate between 0.875% and 1.25% per annum, at the option of the borrower.

24	2014 Annual Report

The credit facility contains certain restrictive covenants including limitations on liens, dividends and other distributions, investments in subsidiaries and joint ventures that are not party to the loan, fundamental changes, sale leasebacks, modifications of material agreements, and certain financial covenants as discussed below.

The facility requires the Company and Brookfield Residential US Corporation to maintain a minimum consolidated tangible net worth of $1,193 million, as well as a consolidated net debt to book capitalization of no greater than 65%. As at December 31, 2014, the Company and Brookfield Residential US Corporation were in compliance with these covenants relating to this facility. The following are computations of consolidated tangible net worth and consolidated net debt to capitalization as directed by the covenants:

(US$ millions, except ratios)	Covenant	Actual as at December 31 2014
Tangible net worth	$1,193	$1,619
Net debt to capitalization	65%	42%

The Company had no outstanding borrowings under the Revolving Credit Facility at December 31, 2014. As of December 31, 2014, the Company had $250 million of borrowing availability under the facility.

The transaction costs and administrative and upfront fees related to the Revolving Credit Facility are within receivables and other assets (refer to Note 5 “Receivables and Other Assets” in the consolidated financial statements).

(b) Secured vendor take back (“VTB”) mortgages

A total of 23 secured VTB mortgages (December 31, 2013 – 25 secured VTB mortgages) in the amount of $55 million (December 31, 2013 – $111 million) relate to raw land held for development by Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited. This debt is repayable in Canadian dollars of C$65 million (December 31, 2013 – C$118 million). The interest rate on this debt ranges from prime plus 0.5% to prime plus 2.0% to fixed rates ranging from 2.5% to 6.0% and the debt is secured by related lands. As at December 31, 2014, these borrowings are not subject to financial covenants.

One secured VTB mortgage (December 31, 2013 – four secured VTB mortgages) in the amount of $1 million (December 31, 2013 – $6 million) relates to raw land held for development by Brookfield Residential (US) LLC, a wholly-owned subsidiary of the Company. The interest rate on this debt is fixed at 5% and the debt is secured by related lands. As at December 31, 2014, this borrowing is not subject to any financial covenants.

(c) Project-specific financings

At December 31, 2014, the Company does not have any outstanding project-specific borrowings. At December 31, 2013, project-specific financings totalled $26 million which had a floating interest rate of prime plus 0.75%, matured in 2014 and were secured by the land assets to which the borrowings relate. This debt was repayable in Canadian dollars of C$28 million and was repaid during the three months ended March 31, 2014.

(d) Due to affiliates

There were no amounts due to affiliates at December 31, 2014 or December 31, 2013 on an unsecured revolving operating facility with a subsidiary of our largest shareholder, Brookfield Asset Management. At December 31, 2014, the availability on this facility was $300 million. The revolving operating facility is in a principal amount not to exceed $300 million. This facility matures December 2015, bears interest at LIBOR plus 4.5% and could be fully drawn upon without violation of any covenants.

At December 31, 2014, this revolving operating facility required Brookfield Residential US Corporation to maintain minimum total equity of $300 million and a consolidated net debt to capitalization ratio of no greater than 65%. At December 31, 2014, we were in compliance with all of our covenants relating to this facility. The following are computations of Brookfield Residential US Corporation’s minimum shareholders’ equity and net debt to capitalization ratio covenants:

(US$ millions, except ratios)	Covenant	Actual as at December 31 2014
Minimum shareholders’ equity	$300	$1,200
Net debt to capitalization	65%	31%

Net Debt to Capitalization Calculation

Brookfield Residential’s net debt to total capitalization ratio is defined as total interest-bearing debt less cash divided by total capitalization. We define capitalization to include total equity, other interests in consolidated subsidiaries and interest bearing debt, less cash.

Brookfield Residential Properties Inc.	25

Our net debt to total capitalization ratio as of December 31, 2014 and December 31, 2013 is as follows:

	As at December 31
(US$ millions)	2014	2013
Bank indebtedness and other financings	$208	$349
Notes payable	1,100	1,100

Total interest bearing debt	1,308	1,449
Less: cash	(190)	(320)

	1,118	1,129

Other interests in consolidated subsidiaries	—	37
Total equity	1,619	1,440

Total capitalization	$2,737	$2,606

Net debt to capitalization	41%	43%

Credit Ratings

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in our customer demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit rating may impede our access to capital markets or raise our borrowing rates. We are currently rated by two credit rating agencies, Moody’s and Standard & Poor’s (“S&P”). We are committed to maintaining these ratings and improving them further over time. Our credit ratings at December 31, 2014 and at the date of this report were as follows:

	Moody’s	S&P
Corporate rating	B1	B+
Outlook	Stable	Stable

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issuer of securities. Agency ratings are subject to change, and there can be no assurance that a rating agency will rate us and/or maintain our rating. The credit ratings presented are not recommendations to purchase, hold or sell our common shares, as such ratings do not comment as to market price or suitability for a particular investor.

Cash Flow

Our principal uses of working capital include purchases of land, land development and home construction. Cash flows for each of our communities depend upon the applicable stage of the development cycle and can differ substantially from reported earnings. Early stages of development require significant cash outlays for land acquisitions, site approvals and entitlements, construction of model homes, roads, certain utilities and other amenities and general landscaping. As these costs are capitalized, earnings reported for financial statement purposes during such early stages may significantly exceed cash flows. Later, cash flows can exceed earnings reported for financial statement purposes as cost of sales includes charges for substantial amounts of previously expended costs.

We believe that we currently have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings under project-specific and other credit facilities and proceeds from potential future debt issues or equity offerings, if required.

At December 31, 2014, we had cash and cash equivalents of $190 million, compared to $320 million at December 31, 2013.

The net cash flows for the years ended December 31, 2014 and 2013 were as follows:

	Years Ended December 31
(US$ millions)	2014	2013
Cash flows provided by / (used in) operating activities	$89	$(79)
Cash flows used in investing activities	(25)	(46)
Cash flows (used in) / provided by financing activities	(189)	391
Effect of foreign exchange rates on cash	(4)	4

	$(129)	$270

26	2014 Annual Report

Cash Flow Provided by Operating Activities

Cash flows provided by operating activities during the year ended December 31, 2014 totalled $89 million, compared to $79 million cash flow used in operating activities during 2013. During 2014, cash provided by operating activities was impacted by an increase in land and housing inventory due to strategic land purchases and development activity, a decrease in commercial assets held for sale, an increase in receivables and other assets, an increase in accounts payable and other liabilities and our net income. Acquisitions for the year ended December 31, 2014 totalled $224 million consisting of $31 million in Canada, $157 million in California and $36 million in Central and Eastern U.S. During 2013, cash used in operating activities was impacted by an increase in land and housing inventory, an increase in receivables and other assets and a decrease in accounts payable. Acquisitions for year ended December 31, 2013 totalled $358 million consisting of $176 million in Canada, $128 million in California and $54 million in Central and Eastern U.S.

Cash Flow Used in Investing Activities

During the year ended December 31, 2014, cash flows used in investing activities totalled $25 million compared to $46 million in 2013. During 2014, we invested $36 million in unconsolidated entities which was partially offset by a decrease in restricted cash balances of $3 million and distributions from unconsolidated entities of $8 million. During 2013, we invested $76 million in unconsolidated entities and decreased restricted cash balances by $5 million. This was partially offset by distributions of $25 million from unconsolidated entities.

Cash Flow Used in Financing Activities

Cash used in our financing activities for the year ended December 31, 2014 was $189 million, compared to $391 million provided by financing activities in the same period in 2013. The cash used in our financing activities in 2014 was primarily for net repayments under project-specific financings and other financings of $78 million, net repayments under bank indebtedness of $39 million, repurchases of other interests in consolidated subsidiaries of $37 million and common share repurchases of $36 million. This was in contrast to net proceeds of $491 million from our unsecured senior notes offering, net repayments under project-specific and other financings of $133 million and net drawings under bank indebtedness of $29 million in 2013. The draws to date in 2014 have been used to fund acquisitions and development costs towards 2014 sales.

Contractual Obligations and Other Commitments

A summary of our contractual obligations and purchase agreements as at December 31, 2014 is as follows:

	Payment Due by Period
(US$ millions)	Total	Less than 1 Years	1 – 3 Years	3 – 5 Years	More than 5 Years
Notes payable(1)	$1,100	$—	$—	$—	$1,100
Interest on notes payable	479	70	139	139	131
Secured VTB mortgages(2)(3)	56	33	11	10	2
Bank indebtedness(2)(3)	152	31	121	—	—
Accounts payable and other liabilities(4)	463	463	—	—	—
Operating lease obligations(5)	47	7	14	10	16
Purchase agreements(6)	70	41	29	—	—

(1)	Amounts are included on the consolidated balance sheets. See Note 7 to the consolidated financial statements for additional information regarding unsecured senior notes payable.
(2)	Amounts are included on the consolidated balance sheets. See Note 8 to the consolidated financial statements for additional information regarding bank indebtedness and other financings and related matters.
(3)	Amounts do not include interest due to the floating nature of our debt. See Note 8 to the consolidated financial statements for additional information regarding our floating rate debt.
(4)	Amounts are included on the consolidated balance sheets. See Note 9 to the consolidated financial statements for additional information regarding accounts payable and other liabilities.
(5)	Amounts relate to non-cancellable operating leases involving office space, design centres and model homes.
(6)	See Note 15 to the consolidated financial statements for additional information regarding purchase agreements.

Brookfield Residential Properties Inc.	27

Shareholders’ Equity

At February 10, 2015, 115,421,243 Common Shares in the capital of the Company were issued and outstanding. In addition, Brookfield Residential has a stock option plan under which key officers and employees are granted options to purchase Common Shares. Each option granted can be exercised for one Common Share. At February 10, 2015, 6,505,639 options were outstanding under the stock option plan and the escrowed stock plan, collectively.

On May 1, 2014, Brookfield Residential announced a TSX-approved normal course issuer bid (“NCIB”) for a portion of our Common Shares. The NCIB is made in accordance with the requirements of the TSX and NYSE and Rules 10b-18 and 10b5-1 of the Securities and Exchange Act of 1934, as amended. During the year ended December 31, 2014, the Company purchased 1,811,303 common shares for total consideration of approximately $36 million. The NCIB was terminated on October 23, 2014 when Brookfield Asset Management announced that it had made a proposal to the Company to acquire the approximately 30% of common shares of Brookfield Residential that it did not already own.

On August 1, 2014, the Company converted all 61,638 issued and outstanding Preferred Shares into 168,380 Common Shares.

On October 23, 2014, our largest shareholder, Brookfield Asset Management, presented a proposal to acquire the approximately 30.6% of our shares that it does not already own for $23.00 cash per share. On December 23, 2014, a definitive agreement was entered into and announced whereby Brookfield Asset Management would acquire all of our shares that it does not already own pursuant to a court-approved plan of arrangement for cash consideration of $24.25 per common share, which was $1.25 more than Brookfield Asset Management’s initial proposal. The $24.25 per share consideration represents a premium of approximately 25% to the 30-day volume weighted average price of the common shares on the NYSE and TSX for the period ended October 22, 2014 (being the last trading day prior to the announcement of Brookfield Asset Management privatization proposal).

A special meeting of Brookfield Residential shareholders is scheduled for March 10, 2015 to consider and vote on the arrangement. The Brookfield Residential Board of Directors has unanimously, with interested directors abstaining, recommended that shareholders of Brookfield Residential approve the arrangement.

On January 9, 2015, Brookfield Residential obtained an interim order of the Ontario Superior Court of Justice to authorize the shareholder meeting process in connection with the arrangement. The arrangement is subject to, among other things, the approval of: (i) not less than two-thirds of the votes cast by all Brookfield Residential shareholders present in person or represented by proxy at the Meeting; and (ii) a majority of the votes cast by Brookfield Residential shareholders other than shareholders whose votes are required to be excluded for the purposes of a “minority approval” under Multilateral Instrument 61 101 – Protection of Minority Security Holders in Special Transactions. Assuming that the arrangement is approved at the meeting, Brookfield Residential is currently scheduled to return to court on March 12, 2015 to seek a final order to implement the arrangement. The closing of the arrangement is subject to the satisfaction of certain other closing conditions customary in a transaction of this nature. Assuming that these conditions are satisfied, it is expected that the closing of the arrangement will be completed prior to the end of March 2015.

On February 9, 2015, Brookfield Residential, 1927726 Ontario Inc. and Brookfield Asset Management filed an amendment to their previously filed Rule 13e-3 transaction statement on Schedule 13E-3 (the “Schedule 13E-3”) originally filed with the U.S. Securities and Exchange Commission (“SEC”) on January 13, 2015. The amendment to the Schedule 13E-3 is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on Brookfield Residential’s website at www.brookfieldrp.com. The amendment revises the Schedule 13E-3 to address certain comments to the Schedule 13E-3 and the Circular received from the Staff of the SEC. In addition, the parties further considered the Repurchase Election payment mechanism and, after conferring with Canadian and U.S. tax counsel, given the potential that the Repurchase Election may in certain highly specific circumstances be advantageous to certain U.S. Shareholders, have decided to make it available to all Shareholders and have revised the disclosure accordingly. U.S. Shareholders should be aware, however, that the Repurchase Election may be disadvantageous to them. Shareholders should review the updated disclosure in the amendment to Schedule 13E-3 for further information. Shareholders wishing to make such election should consult their own advisors to determine if making such election is appropriate in the particular circumstances.

Shareholders are urged to carefully review the management information circular and accompanying materials that were mailed to shareholders and are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on Brookfield Residential’s website at www.brookfieldrp.com as they contain important information regarding the arrangement and its consequences to shareholders, including, among other things, details concerning the arrangement, the reasons for and benefits of the arrangement, the requirements for the arrangement to become effective, the procedure for receiving payment for shares, voting at the meeting and other related matters.

Off-Balance Sheet Arrangements

In the ordinary course of business, and where market conditions permit, we enter into land and lot option contracts and unconsolidated entities to acquire control of land to mitigate the risk of declining land values. Option contracts for the purchase of land permit us to control the land for an extended period of time until options expire. This reduces our financial risk associated with land ownership and development and reduces our capital and financial commitments. As of December 31, 2014, we had $72 million of primarily non-refundable option deposits and advanced costs. The total remaining exercise price of these options was $105 million. Pursuant to the guidance in the United States Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810 Consolidation, as described in Note 2 “Land and Housing Inventory” to our consolidated financial statements included elsewhere in this annual report, we have consolidated $29 million of these option contracts where we consider the Company holds the majority economic interest in the assets held under the options.

We also own 8,710 lots and control under option 1,545 lots through our proportionate share of unconsolidated entities. As of December 31, 2014, our investment in unconsolidated entities totaled $238 million. We have provided varying levels of guarantees of debt in our unconsolidated entities. As of December 31, 2014, we had completion guarantees of $9 million and recourse guarantees of $1 million with respect to debt in our unconsolidated entities. During the year ended December 31, 2014, we did not make any loan re-margin repayments on the debt in our unconsolidated entities. Please refer to Note 3 “Investments in Unconsolidated Entities” to our consolidated financial statements included later in this annual report for additional information about our investments in unconsolidated entities.

28	2014 Annual Report

We obtain letters of credit, performance bonds and other bonds to support our obligations with respect to the development of our projects. The amount of these obligations outstanding at any time varies in accordance with our development activities. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letter of credit or bonds. As of December 31, 2014, we had $62 million in letters of credit outstanding and $303 million in performance bonds for these purposes. The estimated costs to complete related to our letters of credit and performance bonds at December 31, 2014 are $35 million and $120 million, respectively.

Transactions Between Related Parties

Related parties include the directors, executive officers, director nominees or 5% shareholders, and their respective immediate family members. There are agreements among our affiliates to which we are a party or subject to, including a name license and an unsecured revolving credit facility. The Company’s significant related party transactions as of and for the years ended December 31, 2014 and 2013 were as follows:

•	In 2013, the Company purchased the tax attributes of a subsidiary of Brookfield Asset Management in consideration for a $33 million (2012—$26 million) non-interest bearing promissory note. During the year ended December 31, 2014, $22 million of this note was repaid (December 31, 2013 – the note was repaid in full). These transactions were recorded at the exchange amount.

•	In 2014, the Company purchased the tax attributes of a subsidiary of Brookfield Asset Management in consideration for a $29 million non-interest bearing promissory note. The transaction was recorded at the exchange amount.

•	During the year ended December 31, 2014, the Company paid $10 million (2013—$18 million) to Brookfield Asset Management for Canadian tax credits. The transactions were recorded at the exchange amount.

•	On December 23, 2014, Brookfield Residential and Brookfield Asset Management announced that they had entered into a definitive agreement pursuant to which Brookfield Asset Management will acquire the approximately 30.6% of common shares of Brookfield Residential not already owned by Brookfield Asset Management and its affiliates. Under the terms of the arrangement agreement, shareholders of Brookfield Residential will receive $24.25 in cash per common share. At December 31, 2014, the Company had a receivable of $4 million from Brookfield Asset Management, included in receivables and other assets, related to certain costs incurred by Brookfield Residential that are recoverable from Brookfield Asset Management per the arrangement agreement. The costs were recorded at the exchange amount.

Brookfield Residential Properties Inc.	29

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition and results of operations is based upon the consolidated financial statements of Brookfield Residential, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make assumptions, estimates and judgments that affect the carrying amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Significant areas where judgment is applied include asset valuations, investments in unconsolidated entities, assessment of variable interest entities, tax provisions, warranty costs, valuation of financial instruments, deferred income tax assets and liabilities, accrued liabilities and contingent liabilities including litigation. Our actual results may differ materially from these estimates under different assumptions or conditions.

Our most critical accounting policies are those that we believe are the most important in portraying our financial condition and results of operations, and require the most subjectivity and estimates by our management. A summary of our significant accounting policies, including the critical accounting policies discussed below, is provided in the notes to the consolidated financial statements of the Company included later in this annual report.

Revenue Recognition

Revenues from the sale of homes are recognized when title passes to the purchaser upon closing, wherein all proceeds are received or collectability is reasonably assured. Land sales are recognized when title passes to the purchaser upon closing, all material conditions of the sales contract have been met and a significant cash down payment or appropriate security is received and collectability is reasonably assured. In certain circumstances, when title transfers but material future development exists, the percentage-of-completion method is used to recognize revenue.

Sales Incentives

We grant our homebuyers sales incentives from time-to-time in order to promote sales of our homes. These incentives will vary by type and by amount on a community-by-community and home-by-home basis. Incentives that impact the value of the home or the sales price paid, such as additional options, are reflected as a reduction to sales revenue. Incentives that we pay to an outside party, such as paying some or all of a homebuyer’s closing costs, are recorded as cost of sales. Incentives are recognized at the time the home is delivered to the homebuyer and we receive the sales proceeds.

Land and Housing Inventory

Inventories consist of land held for development, land under development, homes under construction, completed homes and model homes and are stated at cost, net of impairment losses. In accordance with ASC Topic 360 Property, Plant and Equipment, housing and land assets that we own directly are reviewed for recoverability on a regular basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. To arrive at the estimated fair value of housing and land inventory impaired, we estimate the cash flow for the life of each project. Specifically, on land projects, we estimate the timing of future land sales and the estimated revenue per lot, as well as estimated margins with respect to future land sales. On a housing project, we evaluate the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the project. For the land and housing inventory, we continuously evaluate projects where inventory is turning over more slowly than expected or where average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, cost estimates and sales rates for short-term projects are consistent with recent sales activity. For longer-term projects, planned sales rates for 2014 assume recent sales activity and normalized sales rates beyond 2014. We identify potentially impaired land and housing projects based on these quantitative factors as well as qualitative factors obtained from the local market areas. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs using a discounted cash flow methodology which incorporates market-based assumptions.

All projects were reviewed for impairment charges and option write-offs for the year ended December 31, 2014 and no impairment charges were required. This is consistent with the year ended December 31, 2013.

30	2014 Annual Report

The locations of the projects reviewed were as follows:

Number of Projects
Canada	51
California	37
Central and Eastern U.S.	31
Unconsolidated entities	15

134

We have also entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. A majority of our option contracts require a non-refundable cash deposit based on a percentage of the purchase price of the property. The option contracts are recorded at cost. In determining whether to pursue an option contract, we assess the option primarily based upon the expected cash flows from the optioned property. If our intent is to no longer pursue an option contract, we record a charge to earnings of the deposit amounts and any other related pre-acquisition entitlement costs in the period the decision is made.

Capitalized Costs

In addition to direct land acquisitions, land development and improvement costs and home construction costs, costs also include interest, real estate taxes and direct overhead related to development and construction, which are capitalized to inventory during the period beginning with the commencement of development and ending with the completion of construction or development.

The Company capitalizes certain interest costs to qualified inventory during the development and construction period in accordance with ASC Topic 835-20 Capitalization of Interest. Capitalized interest is charged to cost of sales when the related inventory is delivered. Interest incurred on home building indebtedness in excess of qualified inventory, as defined in ASC 835-20, is charged to the consolidated statement of operations in the period incurred.

Income Taxes

Income taxes are accounted for in accordance with ASC Topic 740 Income Taxes. The provision for, or benefit from, income taxes is calculated using the asset and liability method, under which deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

Provisions (benefits) for federal, state and provincial income taxes are calculated on reported pretax income (losses) based on current tax law and also include, in the applicable period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions (benefits) differ from the amounts currently receivable or payable because certain items of income and expense are recognized for financial reporting purposes in different periods than for income tax purposes. Significant judgment is required in determining income tax provisions (benefits) and evaluating tax positions. The Company establishes reserves for income taxes when, despite the belief that its tax positions are fully supportable, it believes that its positions may be challenged and disallowed by various tax authorities. The consolidated tax provisions (benefits) and related accruals include the impact of such reasonably estimable disallowances as deemed appropriate. To the extent that the probable tax outcome of these matters changes, such changes in estimates will impact the income tax provision (benefit) in the period in which such determination is made.

In accordance with ASC Topic 740, the Company assesses on a quarterly basis the realizability of its deferred tax assets. Significant judgment is required in estimating valuation allowances for deferred tax assets. A valuation allowance is established against a deferred tax asset if, based on the available evidence, it is more-likely-than-not that such asset will not be realized. The Company’s assessment includes evaluating the following significant factors: an assessment of recent years’ profitability and losses which considers the nature, frequency, and severity of current and cumulative losses; management’s forecasts or expectation of profits based on margins and volumes expected to be realized (which are based on current pricing and volume trends); the long duration of five to twenty years or more in all significant operating jurisdictions before the expiry of net operating losses, and taking into consideration that a portion of the deferred tax asset is composed of deductible temporary differences that are not subject to an expiry period until realized under tax law.

The Company bases its estimate of deferred tax assets and liabilities on current tax laws and rates and, in certain cases, on business plans and other expectations about future outcomes. Changes in existing tax laws or rates could affect actual tax results, and future business results may affect the amount of deferred tax liabilities or the valuation of deferred tax assets over time. The Company’s accounting for deferred tax assets represents its best estimate of future events using the guidance provided by ASC Topic 740.

Derivative Financial Instruments

We revalue our equity swap contracts each reporting period. The fair value of the equity swap contracts are determined based on the notional amount, share price, the number of underlying Common Shares and the three month LIBOR rate. We performed a sensitivity analysis of the estimated fair value and the impact to the financial statements using alternative reasonably likely assumptions on December 31, 2014 and the impact to the financial statements was nominal. However, future fluctuations in the Company’s share price could have a significant impact on net income.

Brookfield Residential Properties Inc.	31

The interest rate swaps are revalued at each reporting period. The fair value of interest rate swaps is determined based on the notional amount, term to maturity and the three month LIBOR rate. The LIBOR rates vary depending on the term to maturity and the conditions set out in the underlying swap agreements.

Fair Value Instruments

The FASB’s authoritative guidance for fair value measurements establishes a three-level hierarchy based upon the inputs to the valuation model of an asset or liability. The fair value hierarchy and its application to our assets and liabilities is as follows:

•	Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

•	Level 2 – Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market.

•	Level 3 – Valuation is derived from model-based techniques in which at least one significant input is unobservable and based on our own estimates about the assumptions that market participants would use to value the asset or liability.

When available, we use quoted market prices in active markets to determine fair value. We consider the principal market and non-performance risks associated with our counterparties when determining the fair value measurements, if applicable. Fair value measurements are used for our interest rate and equity swaps, as well as for inventories when events and circumstances indicate that the carrying value may not be recoverable.

Other Interests in Consolidated Subsidiaries

The Company accounts for the other interests in consolidated subsidiaries in accordance with ASC Topic 480 Distinguishing Liabilities From Equity. Redeemable non-controlling interest is initially measured at the non-controlling interests’ proportionate share of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized at the time of investment outside of permanent equity on the Company’s consolidated balance sheet in accordance with ASC 480-10. Subsequently, the redeemable non-controlling interests are carried at the higher of (1) the initial carrying amount, increased or decreased for the non-controlling interests’ share of net income or loss; or (2) the expected redemption value. The change of the carrying amounts of the redeemable non-controlling interests is recognized as net income attributable to redeemable non-controlling interests in the consolidated statements of operations. In accordance with ASC Topic 810 Consolidations, adjustments to reflect changes in the excess, if any, of the redeemable non-controlling interests’ redemption value over their ASC 810-10 measurement amount is recorded against permanent equity in retained earnings.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”). ASU 2014-09 provides a comprehensive model for entities to use in accounting for revenue arising from contracts with customers and replaces most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 indicates that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects that consideration to which the entity expects to be entitled in exchange for those goods or services. This is achieved through the application of a five-step model which requires entities to exercise judgment in analyzing revenue transactions. ASU 2014-09 is effective for public entities for annual and interim periods beginning after December 15, 2016. Early adoption is not permitted and companies may use either a full retrospective or a modified retrospective approach when implementing the new guidance. The Company is currently evaluating the impact of the adoption of ASU 2014-09 on the consolidated financial statements.

Non-GAAP Financial Measures

Gross margins on land and home sales are non-GAAP financial measures and are defined by the Company as sales of land and homes less respective direct cost of sales of land and homes. Management finds gross margin to be an important and useful measurement, as the Company uses it to evaluate its performance and believes it is a widely accepted financial measure by users of its financial statements in analyzing its operating results. Gross margin also provides comparability to similar calculations by its peers in the homebuilding industry. Additionally, gross margin is important to the Company’s management because it assists its management in making strategic decisions regarding its construction pace, product mix and product pricing based upon the profitability generated on homes and land actually delivered during previous periods. However, gross margins as presented may not be fully comparable to similarly titled measures reported by other companies because not all companies calculate this metric in an identical manner.

This measure is not intended to represent GAAP gross margins and it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

32	2014 Annual Report

Internal Control Over Financial Reporting

The President and Chief Executive Officer and Executive Vice President and Chief Financial Officer are responsible for maintaining adequate internal controls over financial reporting. As at December 31, 2014, the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer evaluated the design and operation of the Company’s disclosure controls and procedures and internal controls over financial reporting. Based on that evaluation, the Company’s disclosure controls and procedures and internal control over financial reporting were effective as at December 31, 2014, to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under applicable United States and Canadian securities laws is (i) recorded, processed, summarized, and reported on a timely basis, and (ii) accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosures. There has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Brookfield Residential Properties Inc.	33

BUSINESS ENVIRONMENT AND RISKS

The following is a review of certain risks that could adversely impact our financial condition and results of operations. Additional risks and uncertainties not previously known to the Company, or that the Company currently deems immaterial, may also impact our operations and financial results. A more detailed description of the Company’s business environment and risks, is provided in the Annual Information Form and is available on our website at www.brookfieldrp.com, or on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Risks Related to the Business and Industry of the Company

The land development and homebuilding industry is significantly affected by changes in general and local economic and political conditions as well as real estate markets, which could reduce sales and profits, cause cancellations of home sales orders and materially negatively affect our business, results of operations and financial condition.

The land development and homebuilding industry is cyclical and is significantly affected by changes in general and local economic, political and industry conditions such as:

•	employment levels;

•	availability and cost of financing for homebuyers including private and federal mortgage financing and mortgage insurance programs, as well as federal, provincial and state regulation of lending practices;

•	regulatory changes, including zoning laws;

•	interest rates;

•	competitive and market demand dynamics in our key markets, including those enabling existing homeowners to sell their existing homes at acceptable prices;

•	the supply of available new or existing homes for sale, as well as other housing alternatives, such as apartments and residential rental property;

•	foreclosure rates;

•	inflation;

•	real estate taxes, federal, provincial and state property and income tax provisions (including provisions for the deduction of mortgage interest payments in the United States), and any adverse changes in tax laws;

•	the level of household debt affecting our customer base;

•	the cost and availability of labor, materials and supplies;

•	the Canadian, U.S. and global financial system and credit markets, including stock market, commodities market, currency market and credit market volatility;

•	the supply of land suitable for development in our markets in Canada and the United States;

•	consumer confidence; and

•	demographic housing trends, including population rates in our key markets, immigration rates and urban and suburban migration rates.

These factors could have a negative impact on housing demand and supply, which would negatively affect our business, results of operations and financial condition. For example, an oversupply of housing in general, as well as new home alternatives such as foreclosed homes, rental properties and resale homes, including homes held for sale by investors and speculators, may reduce our sales, depress prices and reduce margins, which could materially negatively affect our business, results of operations and financial condition. Despite some recent recovery, the U.S. and Canadian land development and homebuilding industry continues to face a number of challenges, with home foreclosures and tight credit standards continuing to have an effect on inventory and new home sale rates and prices.

Especially in the U.S. market, reduced homebuyer confidence, due principally to price declines, the number of foreclosures and continued high unemployment, has led some homebuyers to cancel or not honor their home sales contracts altogether. Although recent announcements relating to changes to lending standards and the proposed reduction in FHA premiums will address some concerns, a more restrictive mortgage lending environment and the inability of some buyers to sell their existing homes has also impacted cancellations and reduced our ability to realize our backlog.

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An economic downturn in Ontario or Alberta, Canada or challenging real estate markets in the United States could have a material adverse effect on our business, operating results and financial condition.

The market for new homes in Canada is and has remained relatively stable, except for the period from October 2008 to March 2009. Any economic downturn in Alberta or Ontario, increase in unemployment, increase in interest rates or decrease in immigration, could have a material adverse effect on our Canadian operations and financial condition.

The housing market in the United States, however, has experienced a severe downturn in recent years, exacerbated by, among other things, a decline in the overall economy, high unemployment, fear of job loss, volatility in the securities markets, an increase in the number of homes that are or will be available for sale due to foreclosures, an inability of homebuyers to sell their current homes, a deterioration in the credit markets and the direct and indirect impact of the turmoil in the mortgage loan market. For example, the significant number of home mortgage foreclosures made the purchase of a foreclosed home an attractive alternative to purchasing a new home in some markets, which increased supply of homes and drove prices down further. Homebuilders responded to declining sales and increased cancellation rates on home purchase contracts with significant concessions, further adding to the price declines. With the decline in the values of homes and the inability of many homeowners to make their mortgage payments, the credit markets were significantly disrupted, putting strains on many households and businesses. In the face of these conditions, the overall economy weakened significantly, with high unemployment levels and substantially reduced consumer spending and confidence. As a result, demand for new homes hit historically low levels.

Although the U.S. housing market has shown signs of recovery, many of the factors contributing to the downturn remain and improved conditions did not extend consistently to every market in which we operate. We expect these uneven conditions to continue.

If the current U.S. housing market does not continue to improve or improvement takes place over an extended period of time, or if similar conditions affect the Canadian homebuilding industry, our business, results of operations and financial condition may be materially adversely affected.

If the market value of our land and housing inventories declines, our business, results of operations and financial condition could be materially adversely affected by impairments and write-downs, as well as if we cannot recover our costs fully when selling homes.

We acquire land in the ordinary course of our business. There is an inherent risk that the value of our land may decline after purchase, which also may affect the value of our housing inventories and homes under construction. The valuation of property is inherently subjective and based on the individual characteristics of each property, as well as general and local real estate market conditions. The risks discussed elsewhere in this section can cause these conditions to change and thereby subject valuations to uncertainty.

Moreover, all valuations are made on the basis of assumptions that may not prove to reflect economic or demographic reality. We may acquire options on or buy and develop land at a cost we will not be able to recover fully or on which we cannot build and sell homes profitably. For example, if housing demand decreases below what we anticipated when we acquired or developed our inventory, we may not be able to recover the related costs when selling homes. In addition, our deposits for building lots under option or similar contracts may be put at risk.

We regularly review the value of our land holdings and will continue to do so on a periodic basis. If market conditions deteriorate, our assumptions prove to be inaccurate or the value of our property otherwise declines, some of our assets may be subject to impairments and write-down charges, which could materially adversely affect our business, results of operations and financial condition. In addition, if we sell land or homes at a loss, our results of operations and financial condition could be materially adversely affected.

An increase in interest and mortgage rates or a reduction in the availability of mortgage financing could adversely affect our ability to sell new homes and the price at which we can sell them.

Virtually all of the purchasers of our homes finance their acquisitions through mortgage financing. An increase in interest and mortgage rates, which may occur in the United States in the near future, or a reduction in the availability of mortgage financing could depress new home sales because the increased monthly costs would discourage potential homebuyers. Even if potential purchasers do not need financing, these conditions could make it harder for them to resell their homes in the future, which would discourage potential homebuyers. These conditions could also increase cancellation rates on home purchase contracts, which would reduce our ability to realize our backlog. As a result, increased interest and mortgage rates and reduced mortgage availability could materially adversely affect our ability to sell new homes and the price at which we can sell them, which would have a material adverse effect on our business, results of operations and financial condition.

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More restrictive mortgage regulation and fewer mortgage products could adversely affect our ability to sell new homes.

In Canada, bank regulators, the Ministry of Finance, CMHC and the Bank of Canada work in concert to manage mortgage lending practices. In addition, mortgage insurance is mandatory for mortgages with a loan-to-value ratio greater than 80%. This insurance covers the entire loan amount for its full duration. During the past four years, mortgage insurance rules have been tightened to shorten amortization periods, increase minimum equity requirements and limit the insured loan amounts, all of which have made access to mortgages more difficult and have negatively impacted homebuyers’ ability to purchase homes.

Prior to the recent volatility in the financial markets in the United States, a variety of mortgage products were available. As a result, more homebuyers were able to qualify for mortgage financing. Since 2007, however, there has been a significant decrease in the type of mortgage products available and a general increase in the qualification requirements for mortgages. Fewer loan products and tighter loan qualifications make it more difficult for some homebuyers to finance the purchase of new homes. This, coupled with higher mortgage interest rates for some mortgage products, has discouraged people from buying new homes. Beginning in January 2014, the U.S. Consumer Financial Protection Bureau has begun to enforce new rules regarding the origination of mortgages, including criteria for “qualified mortgages”. Other new regulations are forthcoming as required to be implemented pursuant to the U.S. Dodd-Frank Act of 2010. These new regulations could increase the difficulty of obtaining mortgage financing, further discouraging new home purchases.

In both markets, even if potential purchasers do not need financing, these conditions could make it harder for them to resell their homes in the future, which would discourage potential homebuyers. Overall, more restrictive mortgage regulation and fewer mortgage products could materially adversely affect our ability to sell new homes and the price at which we can sell them, which would have a material adverse effect on our business, results of operations and financial condition.

Residential land development and homebuilding is a highly competitive industry, and competitive conditions may adversely affect our results of operations.

The residential land development and homebuilding industry is highly competitive. Residential land developers and homebuilders compete not only for homebuyers, but also for desirable properties, building materials, labor and capital. We compete with other local, regional and national homebuilders, often within larger communities designed, planned and developed by those homebuilders. Any improvement in the cost structure or service of these competitors will increase the competition we face. We also compete with the resale of existing homes including foreclosed homes, sales by housing speculators and investors and rental housing. These competitive conditions could result in difficulty in acquiring suitable land at acceptable prices, increased selling incentives, lower sales volumes and prices, lower profit margins, impairments in the value of our inventory and other assets or increased construction costs and delays in construction, any of which could adversely affect our business, results of operations and financial condition.

Any increase in unemployment or underemployment may lead to an increase in the number of loan delinquencies and property repossessions and could reduce our sales.

People who are unemployed, underemployed or concerned about the loss, or potential loss, of their jobs are less likely to purchase new homes, may be forced to try to sell the homes they own and may face difficulties in making required mortgage payments. Therefore, any increase in unemployment or underemployment may lead to an increase in the number of loan delinquencies and property repossessions and may have an adverse impact on us both by reducing demand for the homes we build and by increasing the supply of homes for sale, which could reduce our sales, adversely affecting our business and results of operations.

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Higher cancellation rates of home purchase contracts may have an adverse effect on our business, financial condition and results of operations.

Our backlog reflects agreements of sale with homebuyers for homes that have not yet been delivered. Particularly in the United States, if prices for new homes decline, interest rates increase, the availability of mortgage financing diminishes, current homeowners find it difficult to sell their current homes, there is a further downturn in local, regional or national economic conditions or competitors increase their use of sales incentives, homebuyers may cancel their existing home purchase contracts with us in order to negotiate a lower price or because they cannot, or become reluctant to, complete the purchase.

In cases of cancellation, we remarket the home and usually retain any deposits we are permitted to retain. We may not have any recourse against the homeowners other than retention of their deposit, and the deposits may not cover the additional costs involved in remarketing the home and carrying of higher inventory. A significant number of cancellations could adversely affect our business, results of operations and financial condition.

Our business is seasonal in nature and quarterly operating results can fluctuate.

Our quarterly operating results generally fluctuate by season. Homebuilders typically experience the highest new home order activity in the spring and summer months, although new order activity is also highly dependent on the timing of new community openings as well as other market factors. We typically experience the highest rate of orders for new homes in the first six months of the calendar year, although the rate of orders for new homes is highly dependent upon the number of active communities. Because new home deliveries trail orders for new homes by several months, we typically deliver a greater percentage of new homes in the second half of the year compared with the first half of the year, which is typically when we would receive payment. As a result, our revenues from sales of homes are generally higher in the second half of the year. If, due to construction delays or other reasons, including seasonal natural disasters such as hurricanes, tornadoes, floods and fires, we are unable to deliver our expected number of homes in the second half of the calendar year, the full year results of operations may be adversely affected. In many cases, we may not be able to recapture increased costs by raising prices because we fix our prices in advance of delivery by signing new sales contracts.

Our business, results of operations and financial condition could be adversely affected by significant inflation or deflation.

Inflation can adversely affect us by increasing costs of land, materials and labor. We may not be able to offset inflation-related cost increases because inflation can lead to an oversupply of homes relative to demand, which would make it difficult for us to increase the sales prices of homes. Moreover, our costs of capital could increase with inflation, and the purchasing power of our cash resources could decline. Governmental efforts to stimulate the economy have increased the risk of inflation and its resulting adverse impact on our business, results of operations and financial condition. In addition, inflation is often accompanied by higher interest rates as a result of changes to national monetary policies, which have a negative impact on mortgage financing and housing demand. In such an environment, we may not be able to raise home prices sufficiently to keep up with the rate of inflation.

On the other hand, a significant period of deflation could cause a decrease in overall spending and borrowing levels. This could lead to a further deterioration in economic conditions, including an increase in the rate of unemployment. Deflation could also cause the value of our inventories to decline or reduce the value of existing homes below the related mortgage loan balance, which could potentially limit market activity.

Any of these factors affecting one of our master-planned communities, a region or our business as a whole, many of which are beyond our control, could cause our business, results of operations and financial condition to deteriorate.

Extensive and complex regulation affecting the land development and homebuilding industry subject us to restrictions, additional costs and delays, which could limit our homebuilding or other activities or increase our expenses, which would adversely affect our business and results of operations.

We must comply with extensive and complex local, provincial, state and federal regulation affecting the land development and homebuilding industry. This includes regulation concerning building, health and safety, environmental and zoning matters, among others. Governmental regulation also affects sales activities, mortgage lending activities and other dealings with customers.

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In particular, we are required to obtain the approval of numerous governmental authorities regulating matters such as permitted land uses, levels of density, the installation of utility services, zoning and building standards. These governmental authorities often have broad discretion to impose significant conditions to these approvals, if they are granted at all. The industry also has experienced an increase in regulation that limits the availability or use of land. Certain jurisdictions in which we operate have in the past approved, or approved for inclusion on their ballot, various “slow growth” or “no growth” initiatives that negatively impact the availability of land and building opportunities within those localities. Further similar initiatives would reduce our ability to operate in those areas, including where we may already own land, as well as cause delays and increase our costs and administration requirements.

In addition, new development projects may be subject to various assessments for schools, parks and other open spaces, new or improved streets and highways, adequate water and sewage facilities and other local services, and may be required to include low and moderate income housing. The costs of these services can be substantial, and if developers are required to fund some or all of the costs, our expenses would increase. These assessments may also raise the price that homebuyers must pay for our homes, which could reduce our sales. In addition, expanded energy efficiency regulation may be implemented in Canada or the United States, which, even if phased in over time, could significantly increase our costs of building homes and the prices of our homes, which could increase our expenses and reduce our sales. Furthermore, municipalities may restrict or place moratoriums on the availability of utilities such as water and sewage facilities.

We incur substantial costs related to compliance with regulatory requirements. Changes in applicable regulation or changes in circumstances may require us to apply for additional approvals or modify our existing approvals, and may impose other new restrictions or requirements that may cause us to determine that a property is not feasible for development or otherwise limit or delay our activities, or impose substantial additional costs and administration requirements. Legal challenges to our proposed communities brought by governmental authorities or private parties could have a similar impact. All of these consequences could materially adversely affect our business, results of operations or financial condition.

Regulation related to the protection of the environment, health and safety subject us to additional costs and delays which could adversely affect our business and results of operations.

We must comply with various regulations concerning the protection of the environment, health and safety. This regulation covers, for example, the discharge of pollutants, including asbestos, into the water and air; the handling of hazardous or toxic materials and the clean-up of contaminated sites currently or formerly owned, leased or occupied by us. This environmental regulation results in substantial potential risk and liability, whether or not we caused or knew of the pollution, and can severely restrict land development and homebuilding activity in environmentally sensitive regions or areas. The presence of hazardous or toxic substances, or the failure to remediate such substances properly, may also adversely affect our ability to sell the land or to borrow using the land as security. Environmental regulations sometimes result in delays and could cause us to implement time-consuming and expensive compliance programs. They can also have an adverse impact on the availability and price of certain raw materials, such as lumber.

Furthermore, we could incur substantial costs, including clean-up costs, fines, penalties and other sanctions and damages from third-party claims for property damage or personal injury, as a result of our failure to comply with, or liabilities under, applicable environmental laws and regulations. In addition, we are often subject to third-party challenges, such as by environmental groups, under environmental laws and regulations to the permits and other approvals required for our construction activities.

Difficulty in obtaining or retaining qualified trades workers and other labor relations issues could delay or increase the cost of home construction, which would adversely affect our business and results or operations.

Land developers and homebuilders are subject to risks related to labor and services, including shortages of qualified trades people. They may also face challenges as a result of unionization and labor disputes, for example, in the context of collective bargaining.

We depend on the continued availability of and satisfactory performance by sub-contractors for the construction of our homes. For example, in Alberta, given the strength of the commodity and agriculture industries, there is significant competition for skilled tradesmen. In addition, the difficult operating environment over the last five years in the United States has resulted in the failure of some sub-contractors’ businesses and may result in further failures. Furthermore, restrictions on immigration can create a shortage of skilled labor.

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We are party to a collective bargaining agreement with the Universal Workers Union L.I.U.N.A. Local 183 pursuant to which we are required to use union members in connection with construction projects undertaken in Simcoe County, an area north of Toronto. The agreement expires on April 30, 2016, subject to automatic renewal every three years. Although we believe our relations with the union to be good, we may be affected in the future by strikes, work stoppages or other labor disputes. Any such events could have a material adverse effect on our business and results of operations. Moreover, our non-union laborers may become subject to labor union organizing efforts. If any current non-union laborers were to unionize, we would incur increased risk of work stoppages and possibly higher labor costs.

When any of these difficulties occur, it causes delays and increases our costs, which could have an adverse effect on our business and results of operations.

Our success depends on the availability of suitable undeveloped land and lots at acceptable prices and having sufficient liquidity to acquire those properties.

Our success in developing land and in building and selling homes depends in part upon the continued availability of suitable undeveloped land and lots at acceptable prices. The availability of undeveloped land and lots for purchase at favorable prices depends on a number of factors outside of our control, including the risk of competitive over-bidding on land and lots and restrictive governmental regulation. Should suitable land opportunities become less available, the number of homes we may be able to build and sell would be reduced, which would reduce our sales and profits, and have a material adverse effect on our business, results of operations and financial condition. In addition, our ability to make land purchases will depend upon whether we have sufficient liquidity to fund them.

If we are not able to develop and market our master-planned communities successfully or within expected timeframes, our business and results of operations will be adversely affected.

Before a master-planned community generates any revenues, material expenditures are incurred to acquire land, obtain development approvals and construct significant portions of project infrastructure, amenities, model homes and sales facilities. It generally takes several years for a master-planned community development to achieve cumulative positive cash flow. If we are unable to develop and market our master-planned communities successfully or to generate positive cash flows from these operations within expected timeframes, including as a result of unexpected costs or regulatory delay, it will have a material adverse effect on our business and results of operations.

Our business and results of operations will be adversely affected if poor relations with the residents of our communities negatively impact our sales.

As a master-planned community developer, we will sometimes be expected by community residents to resolve any issues or disputes that arise in connection with the development of our communities, including with respect to actions by subcontractors. Our sales may be negatively affected if any efforts we undertake to resolve these issues or disputes are unsatisfactory to the affected residents, which in turn would adversely affect our business and results of operations. In addition, our business and results of operations would be adversely affected if we are required to make material expenditures related to the settlement of these issues or disputes or to modify our community development plans.

A lack of availability or increased cost of required materials, supplies, utilities and resources, as well as unforeseen environmental and engineering problems, could delay or increase the cost of home construction, which would adversely affect our business and results of operations.

Land developers and homebuilders are subject to risks related to:

•	the availability and cost of materials and supplies (and particularly increases in the price of lumber, wall board and cement, which are significant components of home construction costs);

•	the availability of adequate utility infrastructure and services;

•	material fluctuations in utility and resource costs; and

•	unforeseen environmental and engineering problems.

Brookfield Residential Properties Inc.	39

Any of these issues could cause delays and increase our costs, which could have an adverse effect on our business and results of operations. In particular, the cost of petroleum products fluctuates and may increase as a result of geopolitical events or accidents. This could result in higher prices for any product utilizing petrochemicals, increased building material delivery costs and higher land development costs.

Furthermore, certain areas in which we operate have historically been subject to utility and resource shortages, including significant changes to the availability of electricity and water. These areas have also experienced material fluctuations in utility and resource costs. Shortages of natural resources, particularly water, in our markets, may make it more difficult for us to obtain regulatory approval of new developments, increase our costs and cause delays in completing construction. Utility shortages and rate fluctuations may also adversely affect the regional economies in which we operate, which may have an adverse effect on our sales.

We may incur a variety of costs to engage in future growth or expansion of our operations or acquisitions or disposals of businesses, and may not be able to realize anticipated synergies and benefits from any such endeavors.

As a part of our business strategy, we may make acquisitions of, significant investments in, or disposals of businesses. Any future acquisitions, investments or disposals would be accompanied by risks such as:

•	difficulties in assimilating the operations and personnel of acquired companies or businesses;

•	diversion of our management’s attention from ongoing business concerns;

•	our potential inability to maximize our financial and strategic position through the successful incorporation or disposition of operations;

•	receipt of consent or approval from governmental authorities that could delay or prevent the completion of the acquisition;

•	maintenance of uniform standards, controls, procedures and policies; and

•	impairment of existing relationships with employees, contractors, suppliers and customers as a result of the integration of new management personnel and cost-saving initiatives.

In addition, acquisitions or other major investments can expose us to valuation risks, including the risk of writing off goodwill or impairing inventory and other assets related to such acquisitions. The risk of goodwill and other asset impairments increases during a cyclical housing downturn in which our profitability declines.

While we seek protection through warranties and indemnities in the case of acquisitions, for example, significant liabilities may not be identified in due diligence or come to light after the expiry of warranty or indemnity periods. Additionally, while we seek to limit our ongoing exposure, for example, through liability caps and period limits on warranties and indemnities in the case of disposals, some warranties and indemnities may give rise to unexpected and significant liabilities.

Any of these factors could have a material adverse effect on our business, results of operations and financial condition.

Home warranty and construction defect claims may subject us to liabilities as a general contractor and other losses.

As a homebuilder, we are subject to construction defect and home warranty claims arising in the ordinary course of our business. These claims are common in the homebuilding industry and can be costly.

Where we act as the general contractor, we are responsible for the performance of the entire contract, including work assigned to subcontractors. Claims may be asserted against us for construction defects, personal injury or property damage caused by the subcontractors, and if successful, these claims give rise to liability. We may not be indemnified against substantive claims, and even if we are, we may not be able to collect from the subcontracted party. Subcontractors are independent of the homebuilders that contract with them under normal management practices and the terms of trade contracts and subcontracts within the industry; however, if Canadian or U.S. regulatory agencies or courts reclassify the employees of sub-contractors as employees of homebuilders, homebuilders using subcontractors could be responsible for wage, hour and other employment-related liabilities of their subcontractors.

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We will sometimes become responsible for the losses or other obligations of general contractors we hire if there are unforeseen events like their bankruptcy, or an uninsured or under-insured loss claimed against them. The costs of insuring against construction defect and product liability claims are high, and the amount of coverage offered by insurance companies may be limited. There can be no assurance that this coverage will not be further restricted and become more costly. If we are not able to obtain adequate insurance against these claims in the future, our business and results of operations will be adversely affected.

Increasingly in recent years, individual and class action lawsuits have been filed against homebuilders asserting claims of personal injury and property damage caused by a variety of issues, including faulty materials and the presence of mold in residential dwellings. Furthermore, decreases in home values as a result of general economic conditions may result in an increase in both non-meritorious and meritorious construction defect claims, as well as claims based on marketing and sales practices. Our insurance may not cover all of the claims arising from such issues, or such coverage may become prohibitively expensive. If we are not able to obtain adequate insurance against these claims, we may experience significant litigation costs and losses that could reduce our net income, even if we successful in defending such claims.

Increased insurance risk will adversely affect our business, and, as a consequence, may result in uninsured losses or cause us to suffer material losses in excess of insurance limits, which could affect our business, results of operations and financial condition.

We are confronting reduced insurance capacity, and generally lower limits for insurance against some of the risks associated with our business. Some of the actions that have been or could be taken by insurance companies include increasing insurance premiums; requiring higher self-insured retention and deductibles; requiring collateral on surety bonds; imposing additional exclusions, such as with respect to sabotage and terrorism; and refusing to underwrite certain risks and classes of business. The imposition of any of the preceding actions will adversely affect our ability to obtain appropriate insurance coverage at reasonable costs.

In addition, certain types of risks, such as personal injury claims, may be, or may become in the future, either uninsurable or not economically insurable, or may not be currently or in the future covered by our insurance policies. Should an uninsured loss or a loss in excess of insured limits occur, we could sustain financial loss or lose capital invested in the affected property as well as anticipated future income from that property. In the United States, the coverage offered and the availability of general liability insurance for construction defects is currently limited and costly. These risks associated with insurance costs increases could affect our business, results of operations and financial condition.

We may face substantial damages or be enjoined from pursuing important activities as a result of existing or future litigation, arbitration or other claims.

In our land development and homebuilding activities, we are exposed to potentially significant litigation, arbitration proceedings and other claims, including breach of contract, contractual disputes and disputes relating to defective title, property misdescription or construction defects. Class action lawsuits can be costly to defend, and if we were to lose any certified class action suit, it could result in substantial liability for us. With respect to certain general liability exposures, including construction defect and product liability claims, due to the complex nature of these exposures, we are required to exercise significant judgment in interpretation of underlying current and future trends, assessment of claims and the related liability and reserve estimation. Furthermore, it is difficult to determine the extent to which the assertion of construction defect claims will expand geographically. As a result, our insurance policies may not be available or adequate to cover any liability for damages.

Failure in our financial and commercial controls could result in significant cost overruns or errors in valuing sites.

We own and may purchase a number of sites each year and are therefore dependent on our ability to process a number of transactions (which include, among other things, evaluating the site purchase, designing the layout of the development, sourcing materials and subcontractors and managing contractual commitments) efficiently and accurately. Errors by employees, failure to comply with regulatory requirements and conduct of business rules, failings or inadequacies in internal control processes, equipment failures, natural disasters or the failure of external systems, including those of our suppliers or counterparties, could result in operational losses that could adversely affect our business, financial condition and operating results and our relationships with our customers.

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Our business is susceptible to adverse weather conditions, other environmental conditions and natural and man-made disasters, including cyber-security incidents, which could adversely affect our business and results of operations.

Adverse weather conditions and natural and man-made disasters such as hurricanes, tornadoes, storms, earthquakes, floods, droughts, fires, snow, blizzards and other environmental conditions, as well as terrorist attacks, riots, cyber-security incidents and electrical outages, can have a significant effect on our ability to develop our communities. These adverse conditions can cause physical damage to work in progress and new homes, delays and increased costs in the construction of new homes and disruptions and suspensions of our operations, whether caused directly or by disrupting or suspending operations of those upon whom we rely in our operations. These conditions can mutually cause or aggravate each other, and their incidence and severity are unpredictable. Cyber incidents can result from deliberate attacks or unintentional events. These incidents can include, but are not limited to, gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data or causing operational disruption. The result of these incidents could include, but are not limited to, disrupted operations, misstated financial data, liability for stolen assets or information, increased cyber-security protection costs, litigation and reputational damage adversely affecting our business and results of operations.

If insurance is unavailable to us or is unavailable on acceptable terms, or if our insurance is not adequate to cover business interruptions or losses resulting from these conditions, our business and results of operations will be adversely affected. In addition, damage to new homes caused by these conditions may cause our insurance costs to increase.

We cannot predict the impact that changing climate conditions, including legal, regulatory and social responses thereto, may have on our business.

Various scientists, environmentalists, international organizations, regulators and other commentators believe that global climate change has added, and will continue to add, to the unpredictability, frequency and severity of natural disasters in certain parts of the world. A number of legal and regulatory measures as well as social initiatives have been introduced in an effort to reduce greenhouse gas and other carbon emissions which some believe may be chief contributors to global climate change. We cannot predict the impact that changing climate conditions, if any, will have on our results of operations or our financial condition. Moreover, we cannot predict how legal, regulatory and social responses to concerns about global climate change will impact our business.

A major health and safety incident relating to our business could be costly in terms of potential liabilities and reputational damage.

Building sites are inherently dangerous, and operating in the homebuilding industry poses certain inherent health and safety risks. Due to health and safety regulatory requirements and the number of projects we work on, health and safety performance is critical to the success of our business. Any failure in health and safety performance may result in penalties for non-compliance with relevant regulatory requirements, and a failure that results in a major or significant health and safety incident is likely to be costly in terms of potential liabilities and workers’ compensation claims incurred as a result. Such a failure could also generate significant negative publicity and have a corresponding impact on our reputation, our relationships with relevant regulatory agencies or governmental authorities and our ability to win new business, which in turn could have a material adverse effect on our business, results of operation and financial condition.

If we are not able to retain our executive officers, our business and results of operations could be adversely affected.

We do not have employment agreements with any of our executive officers, which could affect our ability to retain their services. Should we lose the services of one or all of our executive officers and they cannot be adequately replaced, our ability to accomplish the objectives set forth in our business plan could be adversely affected, which would adversely affect our business and results of operations.

42	2014 Annual Report

Our relationship with our majority shareholder, Brookfield Asset Management, and other affiliates may be on terms more or less favorable than those that could be obtained from third parties.

As of February 10, 2015, Brookfield Asset Management beneficially owned or controlled or directed, directly or indirectly, approximately 69.4% of our outstanding Common Shares. Our relationship with Brookfield Asset Management and its affiliates includes an unsecured revolving credit facility with a subsidiary of Brookfield Asset Management and the purchase of Canadian tax credits from Brookfield Asset Management for the year ended December 31, 2014. Additionally, we have the right to use the names “Brookfield” and “Brookfield Residential” pursuant to a license agreement between Brookfield Office Properties and Brookfield Global Asset Management Limited, a subsidiary of Brookfield Asset Management. These and other arrangements with affiliates may not be on terms at least as favorable to us as those that could be negotiated with third parties, despite procedural protections to simulate arm’s length negotiations, such as the prior approval of related party transactions by our independent directors. Conversely, the terms of our agreements with affiliates could be more favorable to us than would be available from a third party. In such event, should we be required to replace these arrangements, we might not be able to obtain terms as least at favorable as those with affiliates.

Risks Related to Financing and Liquidity

Our significant levels of debt and leverage could adversely affect our financial condition.

Our total debt as of December 31, 2014 was approximately $1.3 billion. Our leverage could have important consequences, including the following:

•	the ability to obtain additional financing for working capital, capital expenditures or acquisitions may be impacted in the future;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our debt, thereby reducing the funds available for other purposes;

•	some of our borrowings are and will continue to be at variable rates of interest, which will expose us to the risk of increased interest rates; and

•	our substantial leverage may limit our flexibility to adjust to changing economic or market conditions, reduce the ability to withstand competitive pressures and make us more vulnerable to a general economic downturn.

If any of these conditions occur, or should we be unable to repay these obligations as they become due, our financial condition will be adversely affected.

In addition, our various debt instruments contain financial and other restrictive covenants that may limit our ability to, among other things, borrow additional funds that might be needed in the future. We also guarantee shortfalls under some of our community bond debt, when the revenues, fees and assessments which are designed to cover principal and interest and other operating costs of the bonds are not paid. Historically, we financed many of our projects located in the United States individually and may continue to do so in the future. As a result, to the extent we increase the number of projects and our related investment, our total debt obligations may increase. In general, we repay the principal of our project debt from the proceeds of home and lot closings. Based on our interest rate sensitive net debt levels, as of December 31, 2014, a 1% change up or down in interest rates could have either a negative or positive effect of approximately $2 million on our cash flows.

If we are not able to raise capital on favorable terms or at all, our business and results of operations will be adversely affected.

We operate in a capital intensive industry and require capital to maintain our competitive position. The failure to secure additional debt or equity financing or the failure to do so on favorable terms will limit our ability to grow our business, which in turn will adversely affect our business and results of operations. We expect to make significant capital expenditures in the future to enhance and maintain the operations of our properties and to expand and develop our real estate inventory. If our plans or assumptions change or prove to be inaccurate, or if cash flow from operations proves to be insufficient due to unanticipated expenses or otherwise, we will likely seek to minimize cash expenditures and/or obtain additional financing in order to support our plan of operations.

The availability of financing from banks and the public debt markets has experienced significant volatility in the United States in recent years. Due to the uncertainties that exist in the credit markets, economy and for homebuilders in general, we cannot be certain that we will be able to replace existing financing or find additional sources of financing. If sufficient funding, whether obtained through public or private debt, equity financing or from strategic alliances, is not available when needed or is not available on acceptable terms, our business and results of operations will be adversely affected.

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Our access to capital and our ability to obtain additional financing could be affected by any downgrade of our credit ratings.

The Company’s corporate credit rating and ratings on the Company’s senior secured and unsecured notes and our current credit condition affect, among other things, our ability to access new capital, especially debt. Negative changes in these ratings may result in more stringent covenants and higher interest rates under the terms of any new debt. If our credit ratings are lowered or rating agencies issue adverse commentaries in the future, it could have a material adverse effect on our business, results of operations, financial condition and liquidity. In particular, a weakening of our financial condition, including a significant increase in our leverage or decrease in our profitability or cash flows, could adversely affect our ability to obtain necessary funds, result in a credit rating downgrade or change in outlook, or otherwise increase our cost of borrowing.

An inability to obtain additional performance, payment, completion and surety bonds and letters of credit could limit our future growth.

We are often required to provide performance, payment, completion and surety bonds or letters of credit to secure the completion of our construction contracts, development agreements and other arrangements. We have obtained facilities to provide the required volume of performance, payment, completion and surety bonds and letters of credit for our expected growth in the medium term; however, unexpected growth may require additional facilities. Our ability to obtain additional performance, payment, completion and surety bonds and letters of credit primarily depends on our capitalization, working capital, past performance, management expertise and certain external factors, including the capacity of the performance bond market. Performance, payment, completion and surety bond and letter of credit providers consider these factors, in addition to our performance and claims record and provider-specific underwriting standards, which may change from time to time.

If our claims record or our providers’ requirements or policies change or if the market’s capacity to provide performance and completion bonds is not sufficient and we are unable to renew or amend our existing facilities on favorable terms or at all, we could be unable to obtain additional performance, payment, completion and surety bonds or letters of credit when required, which could limit our future growth or have a material adverse effect on our existing business, results of operations and financial condition.

Changes to foreign currency exchange rates could adversely affect the value of our results of operations and financial condition.

We have businesses with earnings in both the United States and Canada. Our financial results are reported in U.S. dollars. Changes in the U.S. dollar/Canadian dollar exchange rate will affect the value of the reported earnings and the value of those assets and liabilities denominated in foreign currencies. For example, an increase in the value of the U.S. dollar compared to the Canadian dollar would reduce our Canadian dollar-denominated revenue when reported in U.S. dollars, and vice versa. Our results of operations and financial condition may be adversely affected by such exchange rate fluctuations.

Tax law changes could make home ownership more expensive or less attractive, which could have an adverse impact on demand for and sales prices of new homes.

In the United States, unlike in Canada, significant expenses for purposes of owning a home, including mortgage interest expense and real estate taxes, generally are deductible expenses for an individual’s U.S. federal and, in some cases, state income taxes, subject to various limitations under current tax law and policy. If the U.S. federal government or a state government changes its income tax laws, eliminating or substantially modifying these income tax deductions, the after-tax cost of owning a new home would increase for many potential purchasers of our homes. Increases in property tax rates by local governmental authorities, as experienced in response to reduced federal, state and provincial funding, can adversely affect the ability of potential purchasers of our homes to obtain financing or their desire to purchase new homes. In addition, increases in sales and other taxes could discourage potential homebuyers from purchasing one of our homes.

Any resulting loss or reduction of homeowner tax deductions, if such tax law changes were enacted without offsetting provisions, or any other increase in any taxes affecting homeowners, would adversely impact demand for and sales prices of new homes.

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Risks Related to Our Common Shares

If our share price declines, investors in our Common Shares could lose a significant part of their investment.

The market price of our Common Shares may be influenced by many factors, some of which are beyond our control, including those described in “Risks Related to the Business and Industry of the Company” and “Risks Related to the Arrangement with Brookfield Asset Management” and the following:

•	variations in our quarterly or annual operating results and financial condition and those of our competitors;

•	differences between our actual financial and operating results and those expected by investors;

•	the inability to meet the financial estimates of analysts who follow our Common Shares;

•	changes in financial estimates by securities analysts;

•	the failure of securities analysts to cover or continue to cover our Common Shares;

•	general economic, political and stock market conditions;

•	changes in government regulations affecting our business, including investment restrictions;

•	the failure to meet, or delay in meeting, our growth targets;

•	announcements by us or our competitors of strategic actions such as significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	business risks and conditions in the land development and homebuilding markets and housing markets generally;

•	investor perception of the homebuilding industry;

•	future sales of our Common Shares or other securities;

•	the depth and liquidity of the market for our Common Shares;

•	interest rates;

•	investor perceptions of the investment opportunity associated with our Common Shares relative to other investment alternatives; and

•	our dividend policy.

As a result of these factors, investors in our Common Shares may not be able to resell their Common Shares at or above the price at which they were purchased or may not be able to resell them at all. These broad market and industry factors may materially reduce the market price of our Common Shares, regardless of our operating performance. Price volatility may be greater if the trading volume of our Common Shares is low. In addition, securities markets have experienced significant price and volume fluctuations in recent years that have often been unrelated or disproportionate to the operating performance of particular companies. These broad fluctuations may adversely affect the trading prices of our Common Shares. As a result, investors in our Common Shares could lose a significant part of their investment.

Investors might have difficulty enforcing civil liabilities in the United States against us and our directors and officers.

We are organized outside of the United States. Many of our directors and officers and the experts named in this Annual Report reside outside the United States. Because we and those persons are located outside the United States, it may not be possible for investors to effect service of process within the United States on us or them. Furthermore, it may not be possible for investors to enforce against us or them, in the United States, judgments obtained in U.S. courts, because a substantial portion of our and their assets are located outside the United States. Investors’ rights will be subject to the laws of multiple jurisdictions, and investors may not be able to enforce investors’ rights effectively in multiple bankruptcy, insolvency and other similar proceedings. Moreover, such multi-jurisdictional proceedings are typically complex and costly and often result in substantial uncertainty and delay in the enforcement of rights. In addition, treaties may not exist in all cases for the recognition of the enforcement of a judgment or order of a foreign court. We have been advised by our Canadian counsel that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction over the matter that was recognized by a Canadian court for such purposes. However, we cannot assure you that this will be the case. In addition, we have also been advised by our Canadian counsel that it is less certain that an action can be brought in Canada in the first instance on the basis of liability predicated solely upon such laws. Therefore, it may not be possible to enforce those judgments against us, certain of our directors and officers or some of the experts named in this Annual Information Form.

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In addition, the bankruptcy, insolvency, foreign exchange, administration and other laws of Canada may be materially different from those of the United States. The consequences of the multiple jurisdictions involved in the transaction could trigger disputes over which jurisdiction’s laws should govern, which could adversely affect investors’ ability to enforce their rights.

We are a “controlled company” within the meaning of the NYSE rules and, as a result, may rely on exemptions from certain corporate governance requirements that are designed to provide protection to investors of companies that are not “controlled companies.”

As of February 10, 2015, Brookfield Asset Management and its affiliates owned approximately 69.4% of our outstanding Common Shares and, as a result, we are a “controlled company” under the NYSE corporate governance standards. As a controlled company, we are exempt under the NYSE standards from the obligation to comply with certain corporate governance requirements, including the requirements: that a majority of our board of directors consist of independent directors; that our board of directors have a nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and that it have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We do not presently intend to elect to utilize any of the “controlled company” corporate governance exemptions available to us under the NYSE rules. If we make use of the NYSE’s “controlled company” exemptions, investors may not have the same protection afforded to investors of companies that are not “controlled companies.”

Although the Common Shares are listed on the NYSE, as a foreign private issuer we have elected to rely on certain Canadian requirements concerning corporate governance, and there exists the possibility that Canadian securities law requirements will provide less protection than those required by the NYSE.

The Common Shares are listed on the NYSE, and we will be subject to certain corporate governance and other requirements to maintain our listing. However, as a foreign private issuer, we are permitted to elect to follow certain corporate governance rules that conform to Canadian requirements in lieu of most of the NYSE corporate governance standards. As a result, investors may not have the same protections afforded to investors of companies that are not eligible for exemption from any of the NYSE corporate governance requirements.

If we were determined to be a passive foreign investment company, the determination would result in certain potentially adverse U.S. federal income tax consequences to U.S. Holders of Common Shares.

The rules for determining whether an entity is a passive foreign investment company, referred to as a PFIC, are complex, fact specific, and subject to interpretative differences, so that we cannot give any assurance as to our status as a PFIC for the current or any future year.

If we were to constitute a PFIC for any year during which a U.S. Holder (as defined below) owns Common Shares, then the U.S. Holders could be subject to increased taxes and related interest charges on the receipt of certain distributions or constructive distributions and with respect to the sale or other disposition of Common Shares, unless certain elections were made. In addition, U.S. Holders of a PFIC have certain IRS reporting obligations. U.S. Holders of Common Shares should consult their own tax advisors with respect to the PFIC issue and its applicability to their particular tax situation. For purposes hereof a “U.S. Holder” means (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United Sates any state therein or the District of Columbia; or (iii) any other person that is subject to U.S. federal income tax on a net income basis in respect of an investment in our Common Shares.

We do not expect to pay dividends on our Common Shares in the foreseeable future.

The Company has not declared or paid dividends on the Common Shares. We cannot predict at this time whether we will pay dividends on Common Shares in future. Whether we will pay dividends on Common Shares, and the timing and amount of any dividends, will be subject to approval and declaration by the board of directors, and will depend on a variety of factors, including our earnings, cash requirements and financial condition and other factors deemed relevant by the board of directors.

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Present and future offerings of debt or equity securities ranking senior to our Common Shares may adversely affect the market price of our Common Shares and dilute the value of an investment in Common Shares.

If we decide to issue debt or equity securities ranking senior to our Common Shares in the future it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of holders of our Common Shares and may result in dilution to holders of our Common Shares. We and, indirectly, our shareholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our Common Shares will bear the risk of our future offerings reducing the market price of our Common Shares and diluting the value of their shareholdings in us.

The number of shares available for future sale could adversely affect the market price of our Common Shares.

We cannot predict whether future issuances of our Common Shares or the availability of Common Shares for resale in the open market will decrease the market price per Common Share, resulting in the dilution of existing shareholders. Issuances of a substantial number of Common Shares in the public market or the perception that such issuances might occur could materially adversely affect the market price of our Common Shares. The existence of options or convertible securities or other potential issuances of Common Shares may also materially adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities. We issue new Common Shares from time to time, as follows:

•	The exercise of any options granted to directors, executive officers and other employees under our stock compensation plans will result in the issuance of Common Shares.

•	From time to time, we may issue additional Common Shares, including securities that are convertible into or exchangeable for, or that represent the right to receive Common Shares. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings.

In addition, if Brookfield Asset Management should decide in the future to sell any of Common Shares beneficially owned by it or the market perceives that Brookfield Asset Management will sell, the sale (or the perception of the market that a sale may occur) could adversely affect the trading prices of our Common Shares.

Brookfield Asset Management continues to have significant influence over us, which could result in actions that holders of Common Shares do not believe to be in their interests or the Company’s interests, which may have an adverse effect on the trading prices of our Common Shares.

Brookfield Asset Management beneficially owns, or controls or directs, directly or indirectly, 81,493,112 of our Common Shares, representing approximately 69.4% of the outstanding Common Shares. Accordingly, Brookfield Asset Management has significant influence on our strategic direction and significant corporate transactions, and its interests in these matters may conflict with those of our other shareholders. As a result, Brookfield Asset Management could cause Brookfield Residential to take actions that other shareholders do not support.

This concentrated ownership of outstanding Common Shares may also limit the ability of holders of Common Shares to influence corporate matters. As a result, we may take actions that holders of Common Shares do not believe to be in our interests or their interests and that could depress our share price. Furthermore, Brookfield Asset Management’s significant ownership interest in us combined with other anti-takeover provisions could deter an acquisition proposal that investors may consider favorable, since Brookfield Asset Management could vote a majority of our Common Shares against any takeover proposal submitted for shareholder approval, or otherwise delay or prevent a change in control. This could have an adverse effect on trading prices of Common Shares.

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Risks Related to the Arrangement with Brookfield Asset Management

Requirement that a majority of votes be cast by minority shareholders and two-thirds of votes be cast by shareholders in favour of the resolution approving the arrangement.

Since the arrangement constitutes a “business combination” under MI 61-101, to be effective, the resolution approving the arrangement must be approved by a majority of the votes cast by minority shareholders in person or represented by proxy at the shareholders’ meeting. This approval is in addition to the requirement that the resolution be approved by at least two-thirds of the votes cast by shareholders present in person or represented by proxy at the meeting. There can be no certainty, nor can Brookfield Residential provide any assurance, that the requisite shareholder approval of the arrangement resolution will be obtained. If such approval is not obtained and the arrangement is not completed, the market price of the Common Shares may decline.

The arrangement agreement may be terminated in certain circumstances, including in the event of a change having a material adverse effect on Brookfield Residential.

Each of Brookfield Residential and the purchaser under the arrangement, a wholly owned subsidiary of Brookfield Asset Management (the “Purchaser”) has the right to terminate the arrangement agreement and arrangement in certain circumstances. Accordingly, there is no certainty, nor can Brookfield Residential provide any assurance, that the arrangement agreement will not be terminated by either Brookfield Residential or the Purchaser before the completion of the arrangement. For example, the Purchaser has the right, in certain circumstances, to terminate the arrangement agreement if changes occur that have a material adverse effect on Brookfield Residential. Although a material adverse effect excludes certain events that are beyond the control of Brookfield Residential (such as changes or developments in financial, economic or political conditions or securities, credit, financial, banking or currency markets in general, provided they do not have a materially disproportionate effect on the business, affairs, results of operations, assets, properties, capital, capitalization, condition (financial or otherwise), rights, liabilities or obligations of Brookfield Residential and its Subsidiaries, taken as a whole relative to other comparable companies operating in the residential property industry in which Brookfield Residential and its subsidiaries operate), there is no assurance that a change having a material adverse effect on Brookfield Residential will not occur before the effective date of the arrangement, in which case the Purchaser could elect to terminate the arrangement agreement and the arrangement would not proceed.

There can be no certainty that all conditions precedent to the arrangement will be satisfied.

The completion of the arrangement is subject to a number of conditions precedent, certain of which are outside the control of Brookfield Residential, including, without limitation, the approval of the arrangement resolution at the meeting, the granting of the interim order and final order by the Court, no material adverse effect having occurred, dissent rights not having been exercised in respect of more than 10% of the Common Shares and the satisfaction of the covenants and accuracy of the representations and warranties of the Brookfield Residential, the Purchaser and Brookfield Asset Management under the arrangement agreement.

There can be no certainty, nor can Brookfield Residential provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the arrangement is not completed, the market price of the Common Shares may decline to the extent that the current market price reflects a market assumption that the arrangement will be completed. If the arrangement is not completed and the board of directors of Brookfield Residential decides to seek another merger or arrangement, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the total consideration to be paid pursuant to the arrangement.

Brookfield Residential’s compliance with certain interim operating covenants it has agreed to with Brookfield Asset Management.

Pursuant to the arrangement agreement, Brookfield Residential has agreed to certain interim operating covenants intended to ensure that Brookfield Residential and its subsidiaries carry on business in the ordinary course of business consistent with past practice, except as required or expressly authorized by the arrangement agreement. These operating covenants cover a broad range of activities and business practices. Consequently, it is possible that a business opportunity will arise that is out of the ordinary course or is not consistent with past practices, and that Brookfield Residential will not be able to pursue or undertake the opportunity due to its covenants in the arrangement agreement.

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QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT RISKS

The Company is exposed to the following risks as a result of holding financial instruments: (a) market risk (i.e. interest rate risk, currency risk and other price risk that impact the fair values of financial instruments); (b) credit risk; and (c) liquidity risk. The following is a description of these risks and how they are managed:

(a) Market Risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the Company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates, such as changes in equity prices, commodity prices or credit spreads.

The Company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates, by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and holding financial contracts such as interest rate derivatives to minimize residual exposures.

Financial instruments held by the Company that are subject to market risk include other financial assets, borrowings, and derivative instruments such as interest rate and equity swap contracts.

Interest Rates

We are exposed to financial risks that arise from the fluctuations in interest rates. Our interest-bearing assets and liabilities are mainly at floating rates, so we would be negatively impacted, on balance, if interest rates increase. From time to time, the Company enters into interest rate swap contracts. At December 31, 2014, we had interest rate swap contracts totalling $50 million at an average rate of 5.08% per annum. Based on our net debt levels as of December 31, 2014, a 1% change in interest rates would have either a negative or positive effect of approximately $2 million on our cash flows. Expense of $nil was recognized during the year ended December 31, 2014 and was included in other income. All interest rate swaps are recorded at fair market value and fluctuations in fair market value are presented in the statements of operations as hedge accounting has not been applied.

Our interest rate swaps are not designated as hedges under ASC Topic 815 Derivatives and Hedging. We are exposed to market risk associated with changes in the fair values of the swaps, and such changes must be reflected in our consolidated statements of operations. As of December 31, 2014, the fair value of the interest rate swaps totalled a liability of $4 million.

Exchange Rates

We conduct business in both Canadian and U.S. dollars; therefore, we are exposed to currency risks. Our cash flows from Canadian and U.S. operations are exposed to foreign exchange risk as sales and operating expenses are denominated in local currencies. Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar.

As at December 31, 2014, the Company does not hold any hedging instruments in currencies other than U.S. dollars.

Other Price Risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.

Financial instruments held by the Company that are exposed to equity price risk include equity derivatives. A 5% decrease in the market price of equity derivatives held by the Company would have decreased net income by $2 million. Our liability in respect of equity compensation arrangements is subject to variability based on changes in our underlying Common Share price. To hedge against future deferred share unit payments, in May 2013 and in September 2011, we entered into two separate total return swap transactions at a weighted average cost of $16.20 per share on 1,585,889 shares. Both swaps mature in September 2016. At December 31, 2014, the fair market value of the total return swap was an asset of $12 million and was included in accounts receivable and other assets. Expense of $nil million was recognized related to the total return swap during the year ended December 31, 2014, and was included in selling, general and administrative expense. The total return swap is recorded at fair market value and is recorded through the consolidated statements of operations because hedge accounting has not been applied. Also included in selling, general and administrative expense for the year ended December 31, 2014 was expense of $18 million, relating to the Company’s share-based compensation plans.

Brookfield Residential Properties Inc.	49

(b) Credit Risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The Company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts and receivables.

We assess the credit worthiness of each counterparty before entering into contracts and ensure that counterparties meet minimum credit quality requirements. The credit risk of derivative financial instruments is generally limited to the positive fair value of the instruments, which, in general, tends to be a relatively small proportion of the notional value. Substantially all of our derivative financial instruments involve either counterparties that are banks or other financial institutions in North America that have embedded credit risk mitigation features. We do not expect to incur credit losses in respect to any of these counterparties. The maximum exposure in respect to receivables is equal to the carrying value.

(c) Liquidity Risk

Liquidity risk is the risk that we cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

To ensure we are able to react to contingencies and investment opportunities quickly, we maintain sources of liquidity at the corporate and subsidiary levels. The primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

We are subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. We believe these risks are mitigated through the use of long-term debt secured by high quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time. We also seek to include in debt agreements terms that protect us from liquidity issues of counterparties that might otherwise impact our liquidity.

50	2014 Annual Report

Management’s Responsibility for Financial Reporting

Management of Brookfield Residential Properties Inc. (“Brookfield Residential”) is responsible for the integrity and fair presentation of the financial information, including the consolidated financial statements and management’s discussion and analysis and review, contained in this annual report. To fulfill this responsibility, the Company maintains a system of internal controls to ensure that its reporting practices and accounting and administrative procedures are appropriate and provide assurance that relevant and reliable information is produced. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and include some amounts based on management’s best estimates and careful judgment in the circumstances. The consolidated financial statements include the accounts of Brookfield Residential and all of its subsidiaries (collectively, the “Company”). The financial information of the Company included in the Company’s Annual Report is consistent with that in the consolidated financial statements.

Deloitte LLP, the Independent Registered Public Accounting Firm appointed by the shareholders, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) standards to enable them to express to the Board of Directors and shareholders their opinion on the consolidated financial statements. Their report as an Independent Registered Public Accounting Firm is set out on the following page.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and for overseeing management’s performance of its financial reporting. The Board of Directors carries out these responsibilities primarily through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, our internal auditors and independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

/s/ Alan Norris

Alan Norris

President and Chief Executive Officer

/s/ Craig J. Laurie

Craig J. Laurie

Executive Vice President and Chief Financial Officer

Calgary, Canada

February 10, 2015

Brookfield Residential Properties Inc.	51

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Brookfield Residential Properties Inc.

We have audited the accompanying consolidated financial statements of Brookfield Residential Properties Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013, and the consolidated statements of operations, equity, and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Brookfield Residential Properties Inc. and subsidiaries as at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 10, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP

Chartered Accountants

Calgary, Canada

February 10, 2015

52	2014 Annual Report

Management’s Report on Internal Control over Financial Reporting

Management of Brookfield Residential Properties Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision, of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effective of internal control over the financial reporting to future periods are subject to the risk that the controls may become inadequate because of change in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (2013). Management has assessed the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management determined that the Company maintained effective internal controls over financial reporting as of December 31, 2014. There are no material weaknesses that have been identified by management.

Brookfield Residential Properties Inc.’s internal control over financial reporting as at December 31, 2014 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements as at and for the year ended December 31, 2014, and as stated in the Report of Independent Registered Public Accounting Firm, Deloitte LLP, expressed an unqualified opinion on the effectiveness of Brookfield Residential Properties Inc.’s internal control over financial reporting.

/s/ Alan Norris

Alan Norris

President and Chief Executive Officer

/s/ Craig J. Laurie

Craig J. Laurie

Executive Vice President and Chief Financial Officer

Calgary, Canada

February 10, 2015

Brookfield Residential Properties Inc.	53

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Brookfield Residential Properties Inc.

We have audited the internal control over financial reporting of Brookfield Residential Properties Inc. and subsidiaries (the “Company”) as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2014 of the Company and our report dated February 10, 2015 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP

Chartered Accountants

Calgary, Canada

February 10, 2015

54	2014 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONSOLIDATED BALANCE SHEETS

(all dollar amounts are in thousands of U.S. dollars)

		As at December 31
	Note	2014	2013
Assets
Land and housing inventory	2	$2,521,628	$2,399,242
Investments in unconsolidated entities	3	238,402	206,198
Commercial assets held for sale	4	—	47,733
Receivables and other assets	5	362,791	341,090
Restricted cash	6	5,339	8,169
Cash and cash equivalents		190,479	319,735
Deferred income tax assets	10	71,261	21,594

Total assets		$3,389,900	$3,343,761

Liabilities and Equity
Notes payable	7	$1,100,000	$1,100,000
Bank indebtedness and other financings	8	208,257	348,853
Accounts payable and other liabilities	9	462,585	418,410

Total liabilities		1,770,842	1,867,263

Other interests in consolidated subsidiaries	11	—	36,641

Preferred Shares – nil shares outstanding (December 31, 2013 – 64,061 shares outstanding)	12	—	1,600
Common Shares – 115,421,243 shares outstanding (December 31, 2013 – 117,026,076 shares outstanding)	12	329,474	332,511
Additional paid-in-capital		423,893	415,377
Retained earnings		868,336	625,482
Non-controlling interest	11	38,438	35,047
Accumulated other comprehensive (loss) / income		(41,083)	29,840

Total equity		1,619,058	1,439,857

Total liabilities and equity		$3,389,900	$3,343,761

Commitments, contingent liabilities and other	15
Guarantees	16

See accompanying notes to the consolidated financial statements

Brookfield Residential Properties Inc.	55

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(all dollar amounts are in thousands of U.S. dollars, except per share amounts)

		Years Ended December 31
	Note	2014	2013
Revenue
Land		$339,588	$373,323
Housing		1,136,268	982,822

Total revenue		1,475,856	1,356,145

Direct Cost of Sales
Land		(167,464)	(199,976)
Housing		(863,210)	(781,234)

Total direct cost of sales		(1,030,674)	(981,210)

Gain on commercial assets held for sale	4	32,927	—
Selling, general and administrative expense		(192,272)	(170,062)
Interest expense		(62,379)	(51,127)
Equity in earnings from unconsolidated entities	3	26,409	8,820
Other income		23,644	13,893
Depreciation		(4,509)	(4,621)

Income Before Income Taxes		269,002	171,838
Current income tax expense	10	(12,532)	(1,953)
Deferred income tax recovery / (expense)	10	19,542	(21,272)

Net Income		276,012	148,613

Other Comprehensive Income
Unrealized foreign exchange loss on translation of the net investment in Canadian subsidiaries		(70,923)	(51,222)

Comprehensive Income		$205,089	$97,391

Net Income Attributable To:
Consolidated		$276,012	$148,613
Non-Controlling interest and other interest in consolidated subsidiaries	11	2,354	6,453

Brookfield Residential		$273,658	$142,160

Comprehensive Income Attributable To:
Consolidated		$205,089	$97,391
Non-Controlling interest and other interest in consolidated subsidiaries	11	2,354	6,453

Brookfield Residential		$202,735	$90,938

Common Shareholders Earnings Per Share
Basic	14	$2.35	$1.22
Diluted	14	$2.33	$1.21
Weighted Average Common Shares Outstanding (in thousands)
Basic	14	116,358	116,670
Diluted	14	117,344	117,645

See accompanying notes to the consolidated financial statements

56	2014 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONSOLIDATED STATEMENTS OF EQUITY

(all dollar amounts are in thousands of U.S. dollars)

	Years Ended December 31
	2014	2013
Preferred Shares (Note 12)
Opening balance	$1,600	$1,630
Conversion of Preferred Shares into Common Shares	(1,600)	(30)

Ending balance	—	1,600

Common Shares (Note 12)
Opening balance	332,511	324,704
Issuance of Common Shares	423	7,777
Conversion of Preferred Shares into Common Shares	1,600	30
Common Shares repurchased for cancellation	(5,060)	—

Ending balance	329,474	332,511

Additional Paid-in-Capital
Opening balance	415,377	411,010
Share-based compensation costs	8,653	6,340
Stock option exercises	(137)	(2,967)
Non-controlling interest	—	994

Ending balance	423,893	415,377

Retained Earnings
Opening balance	625,482	483,450
Net income attributable to Brookfield Residential	273,658	142,160
Dividends on Preferred Shares	(61)	(128)
Common Shares repurchased for cancellation	(30,743)	—

Ending balance	868,336	625,482

Accumulated Other Comprehensive (Loss) / Income
Opening balance	29,840	81,062
Other comprehensive loss	(70,923)	(51,222)

Ending balance	(41,083)	29,840

Total Brookfield Residential Equity	$1,580,620	$1,404,810

Non-Controlling Interest (Note 11)
Opening balance	$35,047	$5,539
Acquisition	—	25,402
Net loss attributable to non-controlling interest	(508)	(340)
Contributions	3,899	4,446

Ending balance	$38,438	$35,047

Total Equity	$1,619,058	$1,439,857

See accompanying notes to the consolidated financial statements

Brookfield Residential Properties Inc.	57

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(all dollar amounts are in thousands of U.S. dollars)

	Years Ended December 31
	2014	2013
Cash Flows Provided by / (Used in) Operating Activities
Net income	$276,012	$148,613
Adjustments to reconcile net income to net cash used in operating activities:
Undistributed earnings from unconsolidated entities	(8,091)	(1,667)
Deferred income tax (recovery) / expense	(19,542)	21,272
Share-based compensation costs	9,904	6,340
Depreciation	4,509	4,621
Amortization of non-cash vendor take back (“VTB”) interest	316	576
Changes in operating assets and liabilities:
Increase in receivables and other assets	(47,992)	(35,687)
Increase in land and housing inventory	(198,279)	(189,815)
Decrease in commercial assets held for sale	45,956	—
Increase / (decrease) in accounts payable and other liabilities	25,670	(33,351)

Net cash provided by / (used in) operating activities	88,463	(79,098)

Cash Flows Provided by / (Used in) Investing Activities
Investments in unconsolidated entities	(36,263)	(76,039)
Distributions from unconsolidated entities	8,172	24,747
Change in restricted cash	2,814	5,414

Net cash used in investing activities	(25,277)	(45,878)

Cash Flows Provided by / (Used in) Financing Activities
Drawings under project-specific and other financings	13,666	211,411
Repayments under project-specific and other financings	(91,960)	(344,480)
Drawings on bank indebtedness	—	64,333
Repayments on bank indebtedness	(38,592)	(34,866)
Net drawings under notes payable	—	491,000
Net contributions / (distributions) to non-controlling interest and other interests in consolidated subsidiaries	2,025	(1,048)
Repurchase from other interest in consolidated subsidiaries	(36,996)	—
Purchase of Common Shares for restricted stock and share unit plan	(1,251)	—
Exercise of stock options	287	4,810
Repurchase of Common Shares for cancellation	(35,803)	—
Dividends paid to preferred shareholders	(61)	(128)

Net cash (used in) / provided by financing activities	(188,685)	391,032

Effect of foreign exchange rates on cash and cash equivalents	(3,757)	3,853

Change in cash and cash equivalents	(129,256)	269,909
Cash and cash equivalents at beginning of year	319,735	49,826

Cash and cash equivalents at end of year	$190,479	$319,735

Supplemental Cash Flow Information
Interest paid	$84,593	$64,934
Income taxes paid	$35,875	$45,522

See accompanying notes to the consolidated financial statements

58	2014 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 1. Significant Accounting Policies

(a) Basis of Presentation

Brookfield Residential Properties Inc. (the “Company” or “Brookfield Residential”) was incorporated in Ontario, Canada and became a public company on March 31, 2011 pursuant to the contribution of Brookfield Office Properties’ residential land and housing division (“BPO Residential”) and the merger of Brookfield Homes Corporation (“Brookfield Homes”) into a single residential land and housing company, which was achieved through a merger and series of related transactions completed on March 31, 2011 (the “Transaction”). The Company trades on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BRP”.

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the consolidated accounts of Brookfield Residential, its subsidiaries, investments in unconsolidated entities and variable interest entities in which the Company is the primary beneficiary. All intercompany accounts, transactions and balances have been eliminated upon consolidation.

All dollar amounts discussed herein are in U.S. dollars and in thousands, unless otherwise stated. Amounts in Canadian dollars are identified as “C$.”

(b) Revenue Recognition

Land sales are recognized when title passes to the purchaser upon closing, all material conditions of the sales contract have been met and a significant cash down payment or appropriate security is received and collectability is reasonably assured. Revenues from the sale of homes are recognized when title passes to the purchaser upon closing, wherein all proceeds are received or collectability is reasonably assured. In certain circumstances, when title transfers but material future development is required, the percentage-of-completion method is used to recognize revenue.

The Company grants homebuyers sales incentives from time-to-time in order to promote sales of its homes. These incentives will vary by type and by amount on a community-by-community and home-by-home basis. Incentives that impact the value of the home or the sales price paid, such as additional options, are reflected as a reduction to sales revenue. Incentives that are paid to an outside party, such as paying some or all of a homebuyer’s closing costs, are recorded as cost of sales. Incentives are recognized at the time title passes to the homebuyer and the sale is recognized.

(c) Land and Housing Inventory

(i) Carrying values: Inventories consist of land held for development, land under development, homes under construction, completed homes and model homes and are stated at cost, net of impairment losses. In accordance with the United States Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 360 Property, Plant and Equipment, land and housing assets owned directly by the Company are reviewed for recoverability on a regular basis; the Company assesses these assets no less than quarterly for recoverability and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indicators of impairment include, but are not limited to: significant decreases in local housing market values and selling prices of comparable homes; significant decreases in gross margins and sales absorption rates; accumulation of costs in excess of budget; actual or projected operating or cash flow losses; and current expectations that a real estate asset will more likely than not be sold before its previously estimated useful life. For communities where the current competitive and market dynamics indicate that these factors may be other than temporary, which may call into question the recoverability of the Company’s investment, a formal impairment analysis is performed. The formal impairment analysis consists of both qualitative competitive market analysis and a quantitative analysis reflecting market and asset specific information.

The qualitative competitive market analysis includes review of factors such as the target buyer and the macroeconomic characteristics that impact the performance of the Company’s assets, such as unemployment and the availability of mortgage financing, among other things. Based on this qualitative competitive market analysis, adjustments to sales prices may be required in order to make the Company’s communities competitive. The Company incorporates these adjusted prices in the quantitative analysis for the specific community.

Recoverability is measured by comparing the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. To arrive at the estimated fair value of land and housing inventory, the Company estimates the cash flow for the life of each project. Specifically, on a land project, the Company estimates the timing of future land sales and the estimated revenue per lot, as well as estimated margins with respect to future land sales. On a housing project, the Company evaluates the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales

Brookfield Residential Properties Inc.	59

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

over the life of the project. For the land and housing inventory, the Company continuously evaluates projects where inventory is turning over more slowly than expected or whose average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, cost estimates and sales rates for short-term projects are consistent with recent sales activity. For longer-term projects, planned sales rates for 2015 generally assume recent sales activity and normalized sales rates beyond 2015. In some instances, the Company may incorporate a certain level of inflation or deflation into the projected revenue and cost assumptions for these longer term projects. Management identifies potentially impaired land and housing projects based on these quantitative factors as well as qualitative factors obtained from the local market areas. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs using a discounted cash flow methodology which incorporates market participant assumptions.

Due to uncertainties in the estimation process, particularly with respect to projected home sales prices and absorption rates, the timing and amount of the estimated future cash flows and discount rates, it is reasonably possible that actual results could differ from the estimates used in the impairment analysis. Assumptions about future home sales prices and absorption rates require significant judgment because the residential homebuilding industry is cyclical and is highly sensitive to changes in economic conditions. Because the projected cash flows used to evaluate the fair value of inventory are significantly impacted by changes in market conditions including decreased sales prices, a change in sales prices or changes in absorption estimates based on current market conditions and management’s assumptions relative to future results could lead to additional impairments in certain communities during any given period.

The Company has also entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. The majority of the option contracts require a non-refundable cash deposit based on a percentage of the purchase price of the property. Option contracts are recorded at cost. In determining whether to pursue an option contract, the Company estimates the option primarily based upon the expected cash flows from the optioned property. If the intent is to no longer pursue an option contract, the Company records a charge to earnings of the deposit amounts and any other related pre-acquisition entitlement costs in the period the decision is made.

(ii) Capitalized costs: In addition to direct land acquisitions, land development and improvement costs and home construction costs, costs also include interest, real estate taxes and direct overhead related to development and construction, which are capitalized to inventory during the period beginning with the commencement of development and ending with the completion of construction or development.

The Company capitalizes certain interest costs to qualified inventory during the development and construction period in accordance with ASC Topic 835-20 Capitalization of Interest. Capitalized interest is charged to cost of sales when the related inventory is delivered. Interest incurred on home building indebtedness in excess of qualified inventory, as defined in ASC 835-20, is charged to the consolidated statement of operations in the period incurred.

(d) Commercial Properties

Commercial properties include any properties that are currently leased out by Brookfield Residential and produce leasing revenue for the Company. Acquisitions of operating commercial properties are accounted for utilizing the acquisition method of accounting. Estimates of future cash flows and other valuation techniques are used to allocate the purchase price of acquired property between land, buildings and improvements, equipment, debt, liabilities assumed and identifiable intangible assets and liabilities, if applicable. Expenditures for significant betterments and improvements are capitalized. Maintenance and repairs are charged to expense when incurred. Construction and improvement costs incurred in connection with the development of new properties or the redevelopment of existing properties are capitalized. After initial recognition, commercial properties are carried at the cost basis less accumulated depreciation. Real estate taxes and interest costs incurred during development periods are capitalized. Capitalized interest costs are based on qualified expenditures and interest rates in place during the development period. Capitalized real estate taxes and interest costs are amortized over lives which are consistent with the developed assets.

Pre-development costs, which generally include legal and professional fees and other directly-related third party costs, are capitalized as part of the property being developed. In the event a development is no longer deemed to be probable, the costs previously capitalized are expensed.

Depreciation of commercial property is recorded over the estimated useful life using the straight-line method.

60	2014 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

(e) Assets Held for Sale

Long-lived assets and groups of assets and liabilities which are considered to be disposal groups are presented as assets held for sale when the criteria in ASC Topic 360 Property, Plant and Equipment are met. Assets are reclassified as held for sale when management commits to a plan to sell the asset, the asset is available for immediate sale in its present condition subject to usual and customary terms, an active program to find a buyer is in place, the sale of the asset is probable within one year, the asset is being actively marketed at a price that is reasonable in relation to its fair value and it is unlikely that significant changes to the plan will be made.

While classified as held for sale, assets are carried at the lower of their carrying value and the fair value less costs to sell. Assets held for sale are not depreciated.

(f) Unconsolidated Entities

The Company participates in a number of unconsolidated entities in which it has less than a controlling interest to develop and sell land to the unconsolidated entity members and other third parties. These unconsolidated entities are accounted for using the equity method. The Company recognizes its proportionate share of the earnings from the sale of lots and homes to other third parties. The Company does not recognize earnings from the purchase of lots from its unconsolidated entities and reduces its cost basis of the land purchased accordingly.

(g) Use of Estimates

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the carrying amounts of particular assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where judgment is applied include asset valuations, investments in unconsolidated entities, assessment of variable interest entities, assets and liabilities associated with assets held for sale, tax provisions, warranty costs, valuation of financial instruments, deferred income tax assets and liabilities, accrued liabilities, contingent liabilities including litigation and the purchase price allocated to the assets acquired and the liabilities assumed of an acquisition. Actual results could differ materially from these estimates.

(h) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits, and all highly liquid short-term investments with original maturity less than 90 days. The carrying value of these investments approximates their fair value.

(i) Restricted Cash

Restricted cash includes cash collateralization of development letters of credit, as well as funds in various cash accounts reserved for letters of credit, guarantees on completion of certain improvements, and guarantees on future insurance loss deductible payments.

(j) Income Taxes

Income taxes are accounted for in accordance with ASC Topic 740 Income Taxes. The provision for, or benefit from, income taxes is calculated using the asset and liability method, under which deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

Provisions (benefits) for federal, state and provincial income taxes are calculated on reported pretax income (losses) based on current tax law and also include, in the applicable period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions (benefits) differ from the amounts currently receivable or payable because certain items of income and expense are recognized for financial reporting purposes in different periods than for income tax purposes. Significant judgment is required in determining income tax provisions (benefits) and evaluating tax positions. The Company establishes reserves for income taxes when, despite the belief that its tax positions are fully supportable, it believes that its positions may be challenged and disallowed by various tax authorities. The consolidated tax provisions (benefits) and related accruals include the impact of such reasonably estimable disallowances as deemed appropriate. To the extent that the probable tax outcome of these matters changes, such changes in estimates will impact the income tax provision (benefit) in the period in which such determination is made.

In accordance with ASC Topic 740, the Company assesses on a quarterly basis the realizability of its deferred tax assets. Significant judgment is required in estimating valuation allowances for deferred tax assets. A valuation allowance is established against a deferred tax asset if, based on the available evidence, it is more-likely-than-not that such asset will not be realized. The Company’s assessment includes evaluating the following significant factors: an assessment of recent years’ profitability and losses which considers the nature, frequency, and severity of current and cumulative losses; management’s forecasts or expectation of profits based on margins and volumes expected to be realized (which are based on current pricing and volume trends); the long duration of five to twenty years or more in all significant operating jurisdictions before the expiry of net operating losses, and taking into consideration that a portion of the deferred tax asset is composed of deductible temporary differences that are not subject to an expiry period until realized under tax law.

Brookfield Residential Properties Inc.	61

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

The Company bases its estimate of deferred tax assets and liabilities on current tax laws and rates and, in certain cases, on business plans and other expectations about future outcomes. Changes in existing tax laws or rates could affect actual tax results, and future business results may affect the amount of deferred tax liabilities or the valuation of deferred tax assets over time. The Company’s accounting for deferred tax assets represents its best estimate of future events using the guidance provided by ASC Topic 740.

(k) Share-Based Compensation

The Company accounts for option grants, escrowed stock, deferred share unit grants, and restricted shares in accordance with ASC Topic 718 Compensation-Stock Compensation. All options granted have exercise prices equal to the market value of the Common Shares on the date of the grant, determined in accordance with the Company’s management share option plan (“option plan”). Participants in the option plan can exercise their options to purchase shares at the exercise price as options vest. All options vest over a period of five years.

The Company records the fair value of options using a Black-Scholes option pricing model. Options have been recorded in additional paid-in-capital. In addition, the Company records the deferred share units as a liability as disclosed in accounts payable and other liabilities. Restricted shares vest over a period of three years and are included in paid-in-capital. Employee compensation expense for restricted shares is recognized into income over the vesting period.

See Note 13 “Share-Based Compensation” for further discussion.

(l) Foreign Currency Translation

The functional and presentation currency of the Company is the U.S. dollar. Each of the Company’s subsidiaries, affiliates and jointly controlled entities determines its own functional currency and items included in the financial statements of each subsidiary and affiliate are measured using that functional currency. The Company’s Canadian operations are self-sustaining and have a Canadian dollar functional currency. The financial statements of its self-sustaining Canadian operations are translated into U.S. dollars using the current rate method.

Assets and liabilities of subsidiaries or equity accounted investees having a functional currency other than the U.S. dollar are translated at the rate of exchange on the balance sheet date. Revenues and expenses are translated at average rates for the period, unless exchange rates fluctuated significantly during the period, in which case the exchange rates at the dates of the transaction are used. The resulting foreign currency translation adjustments are recognized in other comprehensive income (“OCI”).

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the balance sheet date. Gains and losses on translation of monetary items are recognized in the consolidated statements of operations as other income / (expense), except for those related to monetary liabilities qualifying as hedges of the Company’s investment in foreign operations or certain intercompany loans to or from a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future, which are included in OCI.

(m) Earnings Per Share

Earnings per share is computed in accordance with ASC Topic 260 Earnings Per Share. Basic earnings per share is calculated by dividing net income attributable to Brookfield Residential less Preferred Share dividends by the weighted average number of Common Shares outstanding for the period. Diluted earnings per share is calculated by dividing net income attributable to Brookfield Residential less Preferred Share dividends for the period by the average number of Common Shares outstanding including all potentially dilutive convertible Preferred Shares and issuable Common Shares under the option plan.

(n) Advertising Costs

The Company expenses advertising costs as incurred, which are included in the consolidated statements of operations as selling, general and administrative expense.

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BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

(o) Warranty Costs

Estimated future warranty costs are accrued and charged to cost of sales at the time the revenue associated with the sale of each home is recognized. Factors that affect the Company’s warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. Costs are accrued based upon historical experience.

(p) Variable Interest Entities

The Company accounts for its variable interest entities (“VIEs”) in accordance with ASC Topic 810 Consolidation. The decision to consolidate a VIE begins with establishing that a VIE exists. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investor lacks one of three characteristics associated with owning a controlling financial interest. Those characteristics are the power to direct the activities of an entity that most significantly impact the entity’s economic performance, the obligation to absorb the expected losses of the entity, and the right to receive the expected residual returns of the entity. The entity that has (i) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance; and (ii) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE is considered to have a controlling financial interest in a VIE and is required to consolidate such entity. The Company has determined that it has a controlling financial interest in certain VIEs which are included in these financial statements as a component of “land and housing inventory.” The interests of others are included in accounts payable and other liabilities. See Note 2 “Land and Housing Inventory” and Note 3 “Investments in Unconsolidated Entities” for further discussion on the consolidation of land option contracts and unconsolidated entities.

(q) Other Interests in Consolidated Subsidiaries

The Company accounts for the other interests in consolidated subsidiaries in accordance with ASC Topic 480 Distinguishing Liabilities From Equity. Redeemable non-controlling interest is initially measured at the non-controlling interests’ proportionate share of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized at the time of investment outside of permanent equity on the Company’s consolidated balance sheet in accordance with ASC 480-10. Subsequently, the redeemable non-controlling interests are carried at the higher of (1) the initial carrying amount, increased or decreased for the non-controlling interests’ share of net income or loss; or (2) the expected redemption value. The change in the carrying amounts of the redeemable non-controlling interests is recognized as net income attributable to redeemable non-controlling interests in the consolidated statements of operations. Adjustments to reflect changes in the excess, if any, of the redeemable non-controlling interests’ redemption value over their ASC 810-10 measurement amount is recorded against permanent equity in retained earnings.

(r) Derivative Financial Instruments and Hedging Activities

The Company accounts for its derivative and hedging activities in accordance with ASC Topic 815 Derivatives and Hedging, which requires the Company to recognize all derivative instruments at their fair values as either assets or liabilities on its balance sheet. The accounting for changes in fair value (i.e. gains or losses) of a derivative instrument depends on whether the Company has designated it, and whether it qualifies, as part of a hedging relationship and on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that are attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings (i.e. in “interest expense” when the hedged transactions are interest cash flows associated with floating-rate debt). The remaining gain or loss on the derivative instrument in excess of the cumulative changes in the present value of future cash flows of the hedged item, if any, is recognized in the realized and unrealized gain / (loss) on derivatives in current earnings during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in realized and unrealized gain / (loss) on derivatives in current earnings during the period of change. Income and/or expense from changes in fair value on interest rate swaps are recognized as an adjustment to other income. The exchanges of payments on interest rate swap contracts are recorded as an adjustment to interest expense.

For hedges of net investments in foreign operations, any foreign exchange gains or losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income. Gains and losses are recognized in current earnings on the ineffective portion of the hedge, or when there is a disposal or partial disposal of a foreign operation being hedged.

Brookfield Residential Properties Inc.	63

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

(s) Fair Value Instruments

The FASB’s authoritative guidance for fair value measurements establishes a three-level hierarchy based upon the inputs to the valuation model of an asset or liability. The fair value hierarchy and its application to the Company’s assets and liabilities is as follows:

•	Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

•	Level 2 – Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market.

•	Level 3 – Valuation is derived from model-based techniques in which at least one significant input is unobservable and based on management’s estimates about the assumptions that market participants would use to value the asset or liability.

When available, the Company uses quoted market prices in active markets to determine fair value. The Company considers the principal market and non-performance risks associated with its counterparties when determining the fair value measurements, if applicable. Fair value measurements are used for its interest rate and equity swaps, as well as for inventories when events and circumstances indicate that the carrying value may not be recoverable.

(t) Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”). ASU 2014-09 provides a comprehensive model for entities to use in accounting for revenue arising from contracts with customers and replaces most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 indicates that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects that consideration to which the entity expects to be entitled in exchange for those goods or services. This is achieved through the application of a five-step model which requires entities to exercise judgment in analyzing revenue transactions. ASU 2014-09 is effective for public entities for annual and interim periods beginning after December 15, 2016. Early adoption is not permitted and companies may use either a full retrospective or a modified retrospective approach when implementing the new guidance. The Company is currently evaluating the impact of the adoption of ASU 2014-09 on the consolidated financial statements.

Note  2. Land and Housing Inventory

Land and housing inventory includes land under development and land held for development, which will be used in the Company’s homebuilding operations or sold as building lots to other homebuilders, homes completed or under construction and lots ready for construction and model homes. The following summarizes the components of land and housing inventory:

	December 31
	2014	2013
Land held for development	$1,446,054	$1,525,319
Land under development	718,309	622,668
Housing inventory	303,857	213,349
Model homes	53,408	37,906

	$2,521,628	$2,399,242

The Company capitalizes interest which is expensed as housing units and building lots are sold. Interest capitalized and expensed in the years ended December 31, 2014 and 2013 was as follows:

	Years Ended December 31
	2014	2013
Interest capitalized, beginning of year	$174,923	$189,984
Interest capitalized	23,743	26,291
Interest expensed to cost of sales	(34,879)	(41,352)

Interest capitalized, end of year	$163,787	$174,923

In the ordinary course of business, the Company has entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. As such, the Company has advanced deposits to secure these rights. The Company is required by ASC Topic 810 Consolidation to qualitatively assess whether it is the primary beneficiary of these options based on whether it has the power over the significant activities of the VIE and an obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. The

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BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Company has evaluated its option contracts in accordance with this guidance and determined that, for those entities considered to be VIEs, it is the primary beneficiary of options with an aggregate exercise price of $29.3 million (December 31, 2013 – $29.8 million), which are required to be consolidated. In these cases, the only asset recorded is the Company’s exercise price for the option to purchase, with an increase in accounts payable and other liabilities of $29.3 million (December 31, 2013 – $29.8 million) for the assumed third-party investment in the VIE. Where the land sellers are not required to provide the Company with financial information related to the VIE, certain assumptions by the Company are required in its assessment as to whether or not it is the primary beneficiary.

Land and housing inventory includes non-refundable deposits and other entitlement costs totalling $72.1 million (December 31, 2013 – $67.0 million) in connection with options that are not required to be consolidated in terms of the guidance incorporated in ASC Topic 810. The total remaining exercise price of these options is $104.9 million (December 31, 2013 – $117.7 million), including the non-refundable deposits and other entitlement costs identified above. The number of lots in which the Company has obtained an option to purchase, excluding those already consolidated and those held through investment in unconsolidated entities, and their respective dates of expiry and aggregate exercise prices follow:

Years of Expiry	Number of Lots	Total Exercise Price
2015	1,254	$20,535
2016	1,196	40,622
2017	—	—
2018	—	—
2019	—	—
Thereafter	3,566	43,759

	6,016	$104,916

The Company holds agreements for a further 4,878 acres (December 31, 2013 – 4,878 acres) of longer-term land, with non-refundable deposits and other entitlement costs of $5.9 million (December 31, 2013 – $5.9 million), which is included in land and housing inventory that may provide additional lots upon obtaining entitlements with an aggregate exercise price of $59.1 million (December 31, 2013 – $58.6 million). However, given that the Company is in the initial stage of land entitlement, the Company has concluded at this time that the level of uncertainty in entitling these properties does not warrant including them in the above totals.

Note 3. Investments in Unconsolidated Entities

As part of its operations, the Company participates in joint ventures to explore opportunities while minimizing risk. As of December 31, 2014, the Company was involved with 16 unconsolidated entities (December 31, 2013 – 18 unconsolidated entities) in which it has less than a controlling interest. Investments in unconsolidated entities includes $27.2 million (December 31, 2013 – $37.4 million) of the Company’s share of non-refundable deposits and other entitlement costs in connection with 1,545 lots (December 31, 2013 – 1,849 lots) under option. The Company’s share of the total exercise price of these options is $71.4 million (December 31, 2013 – $80.1 million). Summarized financial information on a 100% basis for the combined unconsolidated entities follows:

	December 31
	2014	2013
Assets
Land and housing inventory	$598,213	$599,487
Other assets	66,858	57,771

	$665,071	$657,258

Liabilities and Equity
Bank indebtedness and other financings	$143,257	$182,023
Accounts payable and other liabilities	50,457	62,785
Equity
Brookfield Residential’s interest	238,402	206,198
Others’ interest	232,955	206,252

	$665,071	$657,258

Brookfield Residential Properties Inc.	65

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

	Years Ended December 31
	2014	2013
Revenue and Expenses
Revenue	$230,908	$115,067
Direct cost of sales	(165,160)	(80,909)
Other expense	(11,552)	(6,070)

Net income	$54,196	$28,088

Brookfield Residential’s share of net income	$26,409	$8,820

In reporting the Company’s share of net income, all intercompany profits from unconsolidated entities are eliminated on lots purchased by the Company from unconsolidated entities.

Unconsolidated entities in which the Company has a non-controlling interest are accounted for using the equity method. In addition, the Company has performed an evaluation of its existing unconsolidated entity relationships by applying the provisions of ASC Topic 810.

The Company and/or its unconsolidated entity partners have provided varying levels of guarantees of debt of its unconsolidated entities. At December 31, 2014, the Company had completion guarantees of $9.2 million (December 31, 2013 – $6.4 million) and recourse guarantees of $1.0 million (December 31, 2013 – $1.0 million) with respect to debt of its unconsolidated entities.

Note 4. Commercial Assets Held for Sale

Assets classified as held for sale consist of the following:

	December 31
	2014	2013
Commercial properties	$—	$47,144
Accounts receivable and other assets	—	589

	$—	$47,733

As required in ASC Topic 360, the assets were recorded at carrying value as the estimated fair value less costs to sell exceeded the carrying amount of the assets to be disposed. These assets were reported in the Canada and California segments. The commercial properties presented as held for sale at December 31, 2013 were sold during the year ended December 31, 2014 for a gain of $32.9 million (December 31, 2013 – $nil).

Note 5. Receivables and Other Assets

The components of receivables and other assets are summarized as follows:

	December 31
	2014	2013
Receivables	$293,354	$278,765
Other assets	69,437	62,325

	$362,791	$341,090

66	2014 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

The components of receivables are summarized as follows:

	December 31
	2014	2013
Real estate receivables (a)	$178,833	$153,367
Development recovery receivables (b)	65,348	77,252
Sundry receivables (c)	18,193	17,412
Proceeds and escrow receivables (d)	17,413	24,692
Refundable deposits	9,340	2,762
Due from related party (e)	4,200	—
Taxes receivable	27	190
Receivables from other interests in consolidated subsidiaries (f)	—	3,090

	$293,354	$278,765

(a)	Real estate receivables include vendor take back (“VTB”) mortgage receivables. The VTB collection terms range from six months to three years and bear variable interest of Canadian prime plus 2.0% to prime plus 3.0% or a fixed interest rate of 1.0% to 6.0% (December 31, 2013 – Canadian prime plus 3.0% or a fixed interest rate of 6.0%, whichever is greater).
(b)	The Company has entered into development and cost sharing arrangements for the recovery of development expenditures with certain metropolitan districts and developers whereby the Company has undertaken to put in place the infrastructure for certain communities. These receivables will be collected over the development life of the community and bear interest rates ranging from U.S. prime plus 0.5% to a fixed rate of 6.0% (December 31, 2013 – U.S. prime plus 0.5% to a fixed rate of 6.0%).
(c)	Sundry receivables are comprised of lot interest receivables and miscellaneous amounts.
(d)	Proceeds and escrow receivables relate to receivables held in trust due to timing of lots closed and housing sales at the period end date. The collections of these receivables typically occur shortly after the period end once the funds are released by the trust or escrow company.
(e)	Receivables due from Brookfield Asset Management. See Note 20 “Related Party Transactions”.
(f)	Receivables from other interests in consolidated subsidiaries relate to monies receivable from certain non-controlling members.

As at December 31, 2014 and December 31, 2013, allowances for doubtful accounts were $1.5 million and $1.5 million, respectively.

The components of other assets are summarized as follows:

	December 31
	2014	2013
Non-refundable earnest funds and investigation fees (a)	$20,405	$8,081
Transaction costs (b)	18,254	21,726
Capital assets (c)	12,587	11,615
Swap contracts (Note 17)	12,469	12,676
Prepaid expenses	4,290	2,615
Other	1,432	5,612

	$69,437	$62,325

(a)	Non-refundable earnest funds and investigation fees relate to non-refundable deposits and due-diligence costs on potential acquisitions and options that are incurred prior to taking title of a property.
(b)	The transaction costs are costs related to the issuance of both notes payable and the revolving credit facility (refer to Note 7 “Notes Payable” and Note 8 “Bank Indebtedness and Other Financings”). These costs are amortized using the effective interest rate method over the life of the related debt instrument.
(c)	Capital assets are recorded at cost less accumulated depreciation. The Company provides for depreciation using the straight-line method. Leasehold improvements are depreciated over the term of the lease and equipment is depreciated over three to five years. Included in capital assets is accumulated depreciation of $14.8 million (December 31, 2013 – $11.7 million).

Brookfield Residential Properties Inc.	67

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 6. Restricted Cash

At December 31, 2014, the Company had restricted cash consisting of (i) $1.6 million (December 31, 2013 – $3.2 million) relating to cash collateralization of development letters of credit and (ii) $3.7 million (December 31, 2013 – $4.9 million) of restricted cash relating to funds in various cash accounts reserved for guarantees on completion of certain improvements, and guarantees on future insurance loss deductible payments.

Note 7. Notes Payable

	December 31
	2014	2013
6.50% unsecured senior notes due December 15, 2020 (a)	$600,000	$600,000
6.125% unsecured senior notes due July 1, 2022 (b)	500,000	500,000

	$1,100,000	$1,100,000

(a)	On December 14, 2012, the Company issued a private placement of $600.0 million of unsecured senior notes. The notes have an eight-year term, are due December 15, 2020, and bear a fixed interest rate of 6.50%. The notes require semi-annual interest payments on June 15 and December 15 of each year until maturity. Obligations to pay principal and interest on the unsecured senior notes are guaranteed by certain of the Company’s subsidiaries.

The unsecured senior notes issued December 14, 2012 include an optional redemption under which, at any time prior to December 15, 2015, Brookfield Residential may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 106.50% of the principal amount, plus accrued and unpaid interest, using the net cash proceeds of one or more equity offerings.

At any time prior to December 15, 2015, the Company may also redeem all or part of the notes at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus the applicable premiums as of and accrued and unpaid interest to the date of redemption, in certain circumstances in which Brookfield Residential would become obligated to pay additional amounts under the notes.

On or after December 15, 2015, the Company is entitled to redeem all or part of the notes at the redemption prices (expressed as percentages of principal amount) set forth in the table below, plus accrued and unpaid interest on the notes redeemed:

Notes
Redemption Price
2015	104.88%
2016	103.25%
2017	101.63%
2018 and thereafter	100.00%

(b)	On June 25, 2013, the Company and Brookfield Residential US Corporation, a wholly-owned subsidiary of the Company, co-issued a private placement of $500.0 million of unsecured senior notes. The notes have a nine-year term, are due July 1, 2022 and bear interest at a fixed rate of 6.125%. The notes require semi-annual interest payments on January 1 and July 1, of each year until maturity. Obligations to pay principal and interest on the unsecured notes are guaranteed by the Company and certain of the Company’s subsidiaries.

The unsecured senior notes issued June 25, 2013 include an optional redemption under which, at any time prior to July 1, 2016, Brookfield Residential may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 106.125% of the principal amount, plus accrued and unpaid interest, using the net cash proceeds of one or more equity offerings.

At any time prior to July 1, 2017, the Company can redeem all or part of the notes, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus the applicable premiums as of and accrued and unpaid interest to the date of redemption, in certain circumstances in which Brookfield Residential would become obligated to pay additional amounts under the notes.

68	2014 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

On or after July 1, 2017, the Company is entitled to redeem all or part of the notes at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest on the notes redeemed:

Notes
Redemption Price
2017	104.59%
2018	103.06%
2019	101.53%
2020 and thereafter	100.00%

Both senior notes include covenants that, among others, place limitations on incurring additional indebtedness and restricted payments. Under the limitation on additional indebtedness, Brookfield Residential is permitted to incur specified categories of indebtedness but is prohibited from incurring further indebtedness if it does not satisfy either an indebtedness to consolidated net tangible worth ratio condition of 2.25 to 1 or a fixed coverage ratio of 2.0 to 1. The Company was in compliance with these financial incurrence covenants as at December 31, 2014.

The transaction costs related to the notes payable are within other assets (refer to Note 5 “Receivables and Other Assets”).

Certain derivative instruments, including redemption call options, have been identified as embedded in the notes payable, but as they are considered clearly and closely related to the unsecured notes payable, the derivatives are not accounted for separately.

Note 8. Bank Indebtedness and Other Financings

Bank indebtedness and other financings consist of the following:

	December 31
	2014	2013
Bank indebtedness (a)	$151,874	$206,208
Secured VTB mortgages (b)	56,383	116,580
Project-specific financings (c)	—	26,065
Due to affiliates (d)	—	—

	$208,257	$348,853

(a) Bank indebtedness

The Company has four secured credit facilities (December 31, 2013 – three secured credit facilities) with various Canadian banks with outstanding amounts totalling $151.9 million at December 31, 2014 (December 31, 2013 – $206.2 million). The secured facilities are repayable in Canadian dollars in the amount of C$176.4 million at December 31, 2014 (December 31, 2013 – C$219.0 million). These facilities allow the Company to borrow up to approximately C$565.0 million (US$486.4 million) as at December 31, 2014 (December 31, 2013 – C$515.0 million (US$484.8 million)). The credit facilities bear interest between Canadian prime plus 0.50% to 0.75% for any amounts drawn. The secured facilities are secured by fixed and floating charges over the land and housing inventory assets of the Alberta and Ontario operations and a general charge over the property of Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited, both wholly-owned subsidiaries of the Company.

The Brookfield Residential (Alberta) LP facilities include a minimum tangible net worth requirement of C$370.0 million (US$318.5 million) and a debt to equity covenant of no greater than 1.75 to 1 for its limited partnership.

The Brookfield Homes (Ontario) Limited facilities include a minimum net worth requirement of C$75.0 million (US$ 64.6 million) and a debt to equity covenant of no greater than 1.75 to 1 for its limited partnership.

As at December 31, 2014, the Company was in compliance with all financial covenants related to bank indebtedness.

Brookfield Residential US Corporation, a wholly-owned subsidiary of the Company, as borrower, and the Company, as the parent company to the borrower, have a $250.0 million unsecured Revolving Credit Facility with various lenders, with availability subject to a borrowing base calculation. Interest is charged on the facility at a rate equal to either the adjusted LIBOR plus the applicable rate between 1.875% and 2.25% per annum or the alternate base rate (“ABR”) plus the applicable rate between 0.875% and 1.25% per annum, at the option of the borrower.

The credit facility contains certain restrictive covenants including limitations on liens, dividends and other distributions, investments in subsidiaries and joint ventures that are not party to the loan, fundamental changes, sale leasebacks, modifications of material agreements, and certain financial covenants as discussed below.

Brookfield Residential Properties Inc.	69

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

The facility requires the Company and Brookfield Residential US Corporation to maintain a minimum consolidated tangible net worth of $1,193.0 million, as well as a consolidated net debt to book capitalization of no greater than 65%. As at December 31, 2014, the Company and Brookfield Residential US Corporation were in compliance with these financial covenants.

The Company had no outstanding borrowings under the Revolving Credit Facility at December 31, 2014.

The transaction costs and administrative and upfront fees related to the Revolving Credit Facility are within receivables and other assets (refer to Note 5 “Receivables and Other Assets”).

(b) Secured VTB mortgages

The Company has 24 secured VTB mortgages (December 31, 2013 – 29 secured VTB mortgages) in the amount of $56.4 million (December 31, 2013 – $116.6 million). Secured VTB mortgages mature as follows: 2015 – $32.6 million; 2016 – $6.4 million; 2017 – $4.4 million, 2018 – $9.8 million and thereafter – $3.2 million.

A total of 23 secured VTB mortgages (December 31, 2013 – 25 secured VTB mortgages) in the amount of $55.9 million (December 31, 2013 – $111.1 million) relate to raw land held for development by Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited. This debt is repayable in Canadian dollars of C$64.9 million (December 31, 2013 – C$118.0 million). The interest rate on this debt ranges from prime plus 0.50% to prime plus 2.00% to fixed rates ranging from 2.50% to 6.00% and the debt is secured by the related lands. As at December 31, 2014, these borrowings are not subject to financial covenants.

One secured VTB mortgage (December 31, 2013 – four secured VTB mortgages) in the amount of $0.5 million (December 31, 2013 – $5.5 million) relates to raw land held for development by Brookfield Residential (US) LLC, a wholly-owned subsidiary of the Company. The interest rate on this debt is fixed at 5% and the debt is secured by the related lands. As at December 31, 2014, this borrowing is not subject to any financial covenants.

(c) Project-specific financings

At December 31, 2014, the Company does not have any outstanding project-specific financings. At December 31, 2013, project-specific financings totalled $26.1 million which had a floating interest rate of prime plus 0.75%, matured in 2014 and were secured by the land assets to which the borrowings relate. This debt was repayable in Canadian dollars of C$27.7 million and was repaid during the year ended December 31, 2014.

(d) Due to Affiliates

There were no amounts due to affiliates at December 31, 2014 or December 31, 2013 on an unsecured revolving operating facility with a subsidiary of the Company’s largest shareholder, Brookfield Asset Management.

The revolving operating facility is in a principal amount not to exceed $300.0 million. This facility matures December 2015, bears interest at LIBOR plus 4.5% and could be fully drawn upon without violation of any covenants. During the year ended December 31, 2014 and 2013, no interest was incurred related to this facility.

These facilities require Brookfield Residential US Corporation to maintain a minimum total equity of $300.0 million and a consolidated net debt to book capitalization ratio of no greater than 65%. As of December 31, 2014, the Company was in compliance with all financial covenants relating to amounts due to affiliates.

Note 9. Accounts Payable and Other Liabilities

The components of accounts payable and other liabilities are summarized as follows:

	December 31
	2014	2013
Accounts payable	$331,285	$310,166
Other liabilities	131,300	108,244

	$462,585	$418,410

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BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

The components of accounts payables are summarized as follows:

	December 31
	2014	2013
Development costs payable (a)	$117,182	$146,042
Trade payables and other accruals	111,334	80,059
Customer deposits	38,428	26,658
Due to related party (b)	38,824	33,347
Interest on notes payable	16,829	17,340
Current income taxes payable	8,688	6,720

	$331,285	$310,166

(a)	Development costs payable relate to provisions accrued for costs yet to be incurred within a subdivision where sales have taken place. The provision is based on the sold lots pro rata share of costs to be incurred for specified areas within each subdivision phase.
(b)	Promissory notes due to a subsidiary of Brookfield Asset Management. See Note 20 “Related Party Transactions”.

The components of other liabilities are summarized as follows:

	December 31
	2014	2013
Accrued and deferred compensation	$49,745	$35,485
Shared-based compensation (Note 13 (b))	31,142	23,312
Consolidated land option contracts (a)	29,344	29,802
Warranty costs (Note 15 (a))	16,738	13,134
Swap contracts (Note 17)	4,331	6,497
Loans from other interests in consolidated subsidiaries (b)	—	14

	$131,300	$108,244

(a)	Consolidated land option contracts are the total future purchase price of land options contracts required to be consolidated under ASC Topic 810 Consolidation, with a corresponding amount recorded in land and housing inventory. See Note 2 “Land and Housing Inventory.”
(b)	Loans from other interests in consolidated subsidiaries relate to monies held on deposit from certain non-controlling members.

Note 10. Income Taxes

A reconciliation of the Company’s effective tax rate from the Canadian federal statutory tax rate for the years ended December 31, 2014 and 2013 is as follows:

	Years Ended December 31
	2014	2013
Statutory rate	25.0%	25.0%
Non-temporary differences	1.0	1.0
Rate difference from statutory rate	3.1	0.1
Change in valuation allowance	(31.6)	(10.6)
Other	(0.1)	(2.0)

Effective tax rate	(2.6)%	13.5%

The Company currently operates in ten different states in the U.S. and is subject to various state tax jurisdictions. The Company estimates its tax liability based upon the individual taxing authorities’ regulations, estimates of income by taxing jurisdiction and the Company’s ability to utilize certain tax-saving strategies. The Company also operates in Alberta and Ontario, Canada, and is therefore subject to provincial tax jurisdictions as well as federal tax legislation. Based on the Company’s estimate of the allocation of income or loss, as the case may be, among the various taxing jurisdictions, the estimated effective tax rate for the Company is (2.6)% for the year ended December 31, 2014 (December 31, 2013 – 13.5%). The change in the effective tax rate, compared with the same period during 2013, primarily relates to the reversal of the Company’s valuation allowance with respect to its U.S. operations. The Company reversed $84.4 million of the valuation allowance against its U.S. deferred tax assets, of which $39.3 million was primarily due to net earnings generated during the year in the U.S. As a result, the Company recognized an overall income tax recovery of $45.1 million in the U.S. on the reversal of its valuation allowance. The provision for income taxes for the year ended December 31, 2014 and 2013 is set forth below:

Brookfield Residential Properties Inc.	71

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

	Years Ended December 31
	2014	2013
Current
Canada	$(9,744)	$(1,963)
U.S.	(2,733)	—
International	(55)	10

Total current expense	(12,532)	(1,953)

Deferred
Canada	(28,939)	(21,996)
U.S	48,481	724
International	—	—

Total deferred tax recovery / (expense)	19,542	(21,272)

Total income tax recovery / (expense)	$7,010	$(23,225)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The differences that give rise to the net deferred tax assets / (liabilities) are as follows:

	December 31
Net deferred tax assets / (liabilities)	2014	2013
Differences relating to land and housing inventory	$(19,207)	$(15,957)
Compensation deductible for tax purposes when paid	12,739	10,060
Differences related to derivative instruments	(1,076)	(533)
Operating loss carry-forwards	74,817	112,674
Impact of foreign exchange	11,343	5,380
Other	3,988	(259)

Net deferred tax assets before valuation allowance	82,604	111,365
Cumulative valuation allowance	(11,343)	(89,771)

Net deferred tax assets	$71,261	$21,594

The Company has Canadian and U.S. federal non-capital loss carryforwards of approximately $181.1 million and $75.8 million, respectively, as at December 31, 2014 (December 31, 2013 – $159.9 million and $180.7 million, respectively). Federal non-capital loss carryforwards attributable to Canada and the U.S. may be carried forward up to 20 years to offset future taxable income and expire between 2031 and 2034. The Company also has state loss carryforwards of approximately $123.8 million (December 31, 2013 – $219.3 million) that may be carried forward up to 20 years, depending on the tax jurisdiction, and which expire between 2027 and 2032.

The Company records net deferred tax assets to the extent it believes these assets will more-likely-than-not be realized. At each reporting period, the Company evaluates the recoverability of its deferred tax asset by tax jurisdiction to determine if a valuation allowance is required. In making such determinations, the Company considers all available positive and negative evidence, including future reversals of existing temporary differences, projected future taxable income, tax planning strategies and recent financial operations. This evaluation considers, among other factors, the nature, frequency and severity of cumulative losses, actual earnings, forecasts of future operating results, the duration of statutory carryforward periods, the Company’s experience with loss carryforwards not expiring and the outlook of the housing industry and the broader economy.

Prior to the quarter ended September 30, 2014, the Company established a valuation allowance against its deferred tax assets with respect to its U.S. operations due to the weight of negative evidence at that time. The most significant negative evidence that existed was that the Company was in a three-year cumulative loss position, which was largely the result of pre-tax losses in 2012 and 2011.

At September 30, 2014, the Company determined that the valuation allowance against substantially all of its U.S. federal and state deferred tax assets was no longer required. Accordingly, the Company reversed a substantial portion of its valuation allowance against its U.S. deferred tax asset. When a change in valuation allowance is

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BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

recognized in an interim period, a portion of the valuation allowance to be reversed must be allocated to the remaining interim periods. Accordingly, a portion of the remaining valuation allowance of $24.9 million was reversed in the fourth quarter of 2014, which was offset by a tax provision based on fourth quarter earnings in the U.S. This reversal is reflected in the income tax expense (recovery) in the consolidated statement of operations. The component of the valuation allowance remaining of $11.3 million relates to the unrealized foreign exchange capital losses in Canada that have not met the more-likely-than-not realization threshold.

In evaluating the need for a valuation allowance against the Company’s deferred tax assets at December 31, 2014, the Company considered all available and objectively verifiable positive and negative evidence. The principal positive evidence that led to the reversal of the valuation allowance with respect to the Company’s U.S. operations included (i) the emergence from a three-year cumulative loss in the third quarter of 2014, (ii) the significant positive income generated during 2013 and 2014, including 6 quarters of pre-tax income, (iii) continued improvements in 2014 over recent years in key operating metrics, including U.S. revenues, gross margin and backlog, (iv) forecasted future profitability of the Company’s U.S. operations which support the absorption of substantially all of its U.S. federal and state net operating losses in less than five years, (v) an indication that the events and conditions that gave rise to significant reported U.S. losses in recent years were unlikely to recur in the foreseeable future and (vi) long net operating loss carryforward periods that provide evidence that even without significant growth, these deferred tax assets will more-likely-than-not be realized.

Based on the evaluation above, the Company concluded at September 30, 2014 and again as of December 31, 2014 that it is more-likely-than-not that substantially all of its U.S. deferred tax asset would be realized. The Canadian operations continue to be profitable in the Ontario and Alberta markets and, as such, it is more-likely-than-not that the deferred tax assets related to the Canadian operations, other than the deferred tax asset related to unrealized foreign exchange capital losses, can be realized.

Note 11. Other Interests in Consolidated Subsidiaries and Non-Controlling Interest

(a) Other Interests in Consolidated Subsidiaries

Other interests in consolidated subsidiaries included ownership interests of certain business unit presidents. During the year ended December 31, 2014, the Company repurchased the remaining minority interest of the business unit presidents for cash of $37.0 million, which was net of the deposit accounts owed by the business unit presidents. The purchase price was based on the estimated value of the business unit’s net assets.

The following table reflects the change in the Company’s other interests in consolidated subsidiaries for the years ended December 31, 2014 and 2013:

	Years Ended December 31
	2014	2013
Other interests in consolidated subsidiaries, beginning of year	$36,641	$32,445
Net income attributable to other interests in consolidated subsidiaries	1,758	4,546
Adjustment to fair value of other interests in consolidated subsidiaries	1,118	2,240
Distributions to other interests in consolidated subsidiaries	(2,000)	(2,590)
Repurchase of other interests in consolidated subsidiaries	(37,517)	—

Other interests in consolidated subsidiaries, end of year	$—	$36,641

(b) Non-Controlling Interest

Non-Controlling interest includes third-party investments in consolidated entities of $38.4 million at December 31, 2014 (December 31, 2013 – $35.0 million).

In accordance with ASC Topic 810, non-controlling interest has been classified as a component of total equity and the net income / (loss) on the consolidated statements of operations have been adjusted to include the net income / (loss) attributable to non-controlling interest, which for the year ended December 31, 2014 was a loss of $0.5 million (2013 – loss of $0.3 million).

Brookfield Residential Properties Inc.	73

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 12. Equity

(a) Preferred Shares

Preferred Shares issued and outstanding changed as follows during the years ended December 31, 2014 and 2013:

	Years Ended December 31
	2014	2013
Preferred Shares outstanding, beginning of year	64,061	65,286
Conversion of Preferred Shares into Common Shares	(64,061)	(1,225)

Preferred Shares outstanding, end of year	—	64,061

The previously issued Preferred Shares were perpetual and did not have a maturity date; however, beginning June 30, 2014, if the 90-day volume weighted average market price of the Common Shares was greater than $18.30 per share, Brookfield Residential could, at its option, require all such Preferred Shares to be converted into Common Shares. On August 1, 2014, The Company converted all of the 61,638 outstanding Preferred Shares into 168,380 Common Shares as the 90-day volume weighted average market price exceeded $18.30. Prior to the conversion, the Brookfield Residential 8% convertible Preferred Shares were convertible at the option of the shareholder into Common Shares of the Company, at a conversion rate of 2.731787607 Common Shares per convertible Preferred Share, which is equivalent to a conversion price of $9.15 per share. Dividends on the convertible Preferred Shares were fully cumulative, without interest, from the date of original issuance of the convertible Preferred Shares and were payable semi-annually in arrears. There were no Preferred Share dividends in arrears for the years ended December 31, 2014 or 2013.

(b) Common Shares

The authorized Common Share capital consists of an unlimited number of voting Common Shares. On May 1, 2014, Brookfield Residential announced a TSX-approved normal course issuer bid (“NCIB”) for a portion of the Company’s Common Shares. The NCIB is made in accordance with the requirements of the TSX and NYSE and Rules 10b-18 and 10b5-1 of the Securities and Exchange Act of 1934, as amended. The Company is authorized to repurchase for cancellation up to 2,000,000 Common Shares. During the year ended December 31, 2014, the Company purchased 1,811,303 Common Shares for total consideration of $35.8 million. Of this amount, $5.1 million (2013 – $nil) was charged to share capital and $30.7 million (2013 - $nil) to retained earnings.

Common Shares issued changed as follows during the years ended December 31, 2014 and 2013:

	Years Ended December 31
	2014	2013
Common Shares issued, beginning of year	119,026,076	118,279,534
Issuance of Common Shares upon exercise of options	31,473	743,198
Conversion of Preferred Shares into Common Shares	174,997	3,344
Common Shares repurchased	(1,811,303)	—

Common Shares issued, end of year	117,421,243	119,026,076

Common Shares outstanding is determined as follows:

	December 31
	2014	2013
Common Shares issued	117,421,243	119,026,076
Common Shares purchased for escrowed stock plan	(2,000,000)	(2,000,000)

Common Shares outstanding	115,421,243	117,026,076

Note 13. Share-Based Compensation

(a) Option Plan and Escrowed Stock Plan

Options issued under the Company’s Management Share Option Plan vest over a period of up to five years, expire 10 years after the grant date, and are settled through issuance of Common Shares. The exercise price is the volume-weighted average trading price for Common Shares on the New York Stock Exchange for the five business days preceding the effective grant date.

Brookfield Residential grants options to purchase Common Shares at the exercise price of the options, determined in accordance with the option plan. The fair value of the Company’s stock option awards is estimated at the grant date using the Black-Scholes option-pricing model that uses the assumptions noted in the table below. The fair value of the Company’s stock option awards is expensed over the vesting period of the stock options. Expected volatility is

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BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

based on historical volatility of Brookfield Residential’s Common Shares. The risk-free rate for periods within the contractual life of the option award is based on the yield curve of a zero-coupon U.S. Treasury bond with a maturity equal to the expected term of the option award granted. The Company uses historical Brookfield Residential data to estimate option exercises and forfeitures within its valuation model. The expected term of option awards granted for some participants is derived from historical exercise experience under the Company’s option plan and represents the period of time that option awards granted are expected to be outstanding.

During the year ended December 31, 2014, Brookfield Residential granted a total of 912,500 new options (2013 – 1,180,000) to eligible employees that are subject to graded vesting. The significant weighted average assumptions relating to the valuation of the Company’s options and escrowed stock granted during the years ended December 31, 2014 and 2013 are as follows:

	December 31
	2014	2013
Dividend yield	—	—
Volatility rate	36.98%	37.32%
Risk-free interest rate	2.2%	1.25%
Expected option life (years)	7.5	7.5

The total compensation cost recognized in selling, general and administrative expense relating to the Company’s options during the year ended December 31, 2014 was an expense of $9.5 million, respectively (2013 - $6.3 million). The following tables set out the number of Common Shares that employees of the Company may acquire under options granted under the Company’s option plan and escrowed stock plan for the years ended December 31, 2014 and 2013:

	December 31, 2014		December 31, 2013
	Shares	Weighted Average Per Share Exercise Price	Shares	Weighted Average Per Share Exercise Price
Outstanding, beginning of year	5,720,989	$12.61	5,284,187	$9.88
Granted	912,500	21.66	1,180,000	20.99
Exercised	(31,473)	9.84	(743,198)	6.47
Cancelled	(96,377)	19.22	—	—

Outstanding, end of year	6,505,639	$13.80	5,720,989	$12.61

Options exercisable, end of year	2,704,560	$10.96	1,521,111	$10.31

At December 31, 2014, the aggregate intrinsic value of options currently exercisable is $35.4 million (December 31, 2013 – $21.1 million) and the aggregate intrinsic value of options outstanding is $66.8 million (December 31, 2013 – $66.2 million).

A summary of the status of the Company’s unvested options and escrowed stock included in equity for the years ended December 31, 2014 and 2013 is as follows:

	December 31, 2014		December 31, 2013
	Shares	Weighted Average Fair Value Per Option	Shares	Weighted Average Fair Value Per Option
Unvested options outstanding, beginning of year	4,199,877	$6.13	4,320,193	$4.90
Granted	912,500	9.49	1,180,000	8.80
Vested	(1,253,473)	5.61	(1,300,316)	4.48
Cancelled	(57,826)	13.64	—	—

Unvested options outstanding, end of year	3,801,078	$6.99	4,199,877	$6.13

Brookfield Residential Properties Inc.	75

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

At December 31, 2014, there was $11.8 million (December 31, 2013 – $12.8 million) of unrecognized expense related to unvested options, which is expected to be recognized over the remaining weighted average period of 3.2 years (December 31, 2013 – 3.4 years).

The Company’s Board of Directors approved an escrowed stock plan on September 16, 2011, which allows a certain executive to increase their ownership of Brookfield Residential’s Common Shares. Under the escrowed plan, a private company was capitalized with Common Shares (the “escrowed shares”) and preferred shares were issued to Brookfield Residential for cash proceeds. On September 23, 2011, the initial proceeds were used to purchase 2,000,000 Common Shares of the Company from Brookfield Asset Management with 75% of the escrowed shares granted to the executive. Awards under the escrowed stock plan will not vest until five years after the date of grant and will ultimately be received in the form of Common Shares. The escrowed shares vest on and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than ten years from the grant date, all escrowed shares held will be acquired by the Company in exchange for issuance of Common Shares from treasury of the Company, where the value of the Common Shares being issued is equal to the value of the escrowed shares being acquired. The value of the escrowed shares will be equal to the value of the Common Shares held by the private company less the net liabilities and preferred share obligations of the private company. The private company will then be immediately wound up or merged into the Company and the Common Shares held by the private company will be cancelled, resulting in a reduction in the total number of Common Shares issued.

(b) Deferred Share Unit Plan

Brookfield Residential has a Deferred Share Unit Plan (“DSUP”) under which certain of its executive officers and directors can, at their option, receive all or a portion of their annual bonus awards or retainers in the form of deferred share units. The Company can also make additional grants of units to its executives and directors pursuant to the DSUP. In addition, the Company has a Senior Operating Management Deferred Share Unit Plan (“MDSUP”), under which certain senior operating management employees receive a portion of their annual compensation in the form of deferred share units.

The following table sets out changes in and the number of deferred share units that executives, directors and senior operating management employees may redeem under Brookfield Residential’s DSUP and MDSUP at December 31, 2014 and 2013:

	Years Ended December 31
	2014	2013
Outstanding, beginning of year	1,624,893	1,585,889
Granted	20,314	39,004
Redeemed	(8,760)	—

Outstanding, end of year	1,636,447	1,624,893

Deferred share units vested	1,096,418	746,210

Of the 1,620,003 (December 31, 2013 – 1,599,689) units outstanding under the DSUP, 540,029 (December 31, 2013 – 878,683) units vest over the next five years. As of December 31, 2014, there are 16,444 units (December 31, 2013 – 25,204 units) outstanding under the MDSUP which are fully vested.

The liability of $31.1 million (December 31, 2013 – $23.3 million) relating to the DSUP and MDSUP is included in accounts payable and other liabilities. The financial statement impact relating to the DSUP and MDSUP for the year ended December 31, 2014 was an expense of $8.0 million (2013 – expense of $11.3 million) which has been included in selling, general and administrative expense.

(c) Restricted Stock Plan and Restricted Share Unit Plan

Restricted Stock and Restricted Share Units are granted to certain senior executives at the Company. Restricted share units are notional units that represent a right to receive Common Shares, purchased on the open market, on vesting equal to the fair market value of the Company’s Common Shares. Under both plans, units awarded vest equally over a period of three years, except those issued in lieu of a participant’s cash bonus, which will vest immediately. Holders of restricted stock are entitled to vote and to receive associated dividends while holders of restricted share units are not entitled to vote or receive dividends until units are vested. Funds used to purchase shares on the open market are recorded in paid-in-capital and compensation expense for the restricted stock and share unit plans is charged against income over the vesting period. The total compensation cost recognized in selling, general and administrative expense relating to the Company’s restricted stock and share unit plans during the year ended December 31, 2014 was an expense of $0.4 million (2013 – $nil).

At December 31, 2014, there was $0.9 million (2013 – $nil) of unrecognized expense related to unvested units, which is expected to be recognized over the remaining weighted average period of two years.

76	2014 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

The following table sets out changes in and the number of units that are outstanding under both plans for the years ended December 31, 2014 and 2013:

	December 31, 2014		December 31, 2013
	Shares	Weighted Average Fair Value Per Unit	Shares	Weighted Average Fair Value Per unit
Unvested units outstanding, beginning of year	—	$—	—	$—
Granted	57,500	21.75	—	—
Vested	—	—	—	—

Unvested units outstanding, end of year	57,500	$21.75	—	$—

Note 14. Earnings Per Share

Basic and diluted earnings per share for the years ended December 31, 2014 and 2013 were calculated as follows:

	Years Ended December 31
	2014	2013
Numerator:
Net income attributable to Brookfield Residential.	$273,658	$142,160
Less: Preferred Share dividends	(61)	(128)

Net income attributable to common shareholders	$273,597	$142,032

Denominator (in 000s of shares):
Basic weighted average shares outstanding	116,358	116,670
Net effect of convertible Preferred Shares	—	175
Net effect of share options assumed to be exercised	986	800

Diluted weighted average shares outstanding	117,344	117,645

Basic earnings per share	$2.35	$1.22

Diluted earnings per share	$2.33	$1.21

Note 15. Commitments, Contingent Liabilities and Other

(a) When selling a home, the Company’s subsidiaries provide customers with a limited warranty. The Company has always maintained a strategy of being highly active in addressing construction defect claims through its customer service operation. Through this approach, the Company is able to connect with homeowners, provide maintenance advice, fix problems as they arise and prevent future defects from occurring, with the objective of addressing whatever situation presents itself before any litigation is necessary. The Company estimates the costs that may be incurred under each limited warranty and records a liability in the amount of such costs at the time the revenue associated with the sale of each home is recognized. In addition, the Company has insurance in place where its subsidiaries are subject to the respective warranty statutes in the state or province where the Company conducts business, which range up to ten years for latent construction defects. Factors that affect the Company’s warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The following table reflects the changes in the Company’s estimated warranty liability for the years ended December 31, 2014 and 2013:

	Years Ended December 31
	2014	2013
Balance, beginning of year	$13,134	$14,179
Payments and other adjustments made during the year	(5,293)	(7,271)
Warranties issued during the year	9,155	6,259
Adjustments made for pre-existing warranties	(258)	(33)

Balance, end of year	$16,738	$13,134

Brookfield Residential Properties Inc.	77

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

(b)	The Company has committed to future minimum payments for lease and other obligations as follows:

Years of Expiry
2015	$7,608
2016	7,146
2017	6,486
2018	5,932
2019	3,894
Thereafter	15,830

$46,896

(c) As at December 31, 2014, $2.5 million (December 31, 2013 – $2.0 million) of the amount held in other assets related to land purchase obligations. The total amount owing on these obligations is $69.6 million (December 31, 2013 – $22.1 million).

Note 16. Guarantees

(a) The Company has provided financial guarantees for municipal bonds which, as at December 31, 2014, amounted to $10.4 million (December 31, 2013 – $10.7 million), which have not been recognized in the consolidated financial statements. These guarantees arose from the issuance of tax-exempt municipal bonds for infrastructure construction in the Company’s U.S. operations. The terms of the guarantees span the life of the projects, which range from three to ten years. The values of the guarantees are reduced as completion milestones are achieved on the projects and are terminated on or before community build out. Payment of the guarantees is triggered in the event that the debt payments to the bondholders are not fulfilled. The Company has not been required to make any payments under these guarantees.

(b) In the ordinary course of business, the Company has provided construction guarantees in the form of letters of credit and performance bonds. As at December 31, 2014, these guarantees amounted to $364.9 million (December 31, 2013 – $256.4 million) and have not been recognized in the consolidated financial statements. However, the proportionate development costs that relate to lots that have been sold are accrued in accounts payable and other liabilities. Such guarantees are required by the municipalities in which the Company operates before construction permission is granted.

The scope of these guarantees covers specific construction obligations of individual projects as they are developed, and the terms of these guarantees span the life of the projects, which range from three to ten years. The values of the guarantees are reduced as completion milestones are achieved on the projects.

These guarantees are terminated only when the municipality has issued conditions to release a Final Acceptance Certificate or similar document to the Company, which verifies that the Company has fulfilled all its contractual obligations. Payments of the guarantees are triggered in the event expired letters of credit or performance bonds are not renewed and the contractual obligations have not been fulfilled. The Company has not been required to make any payments under these construction guarantees.

Note 17. Fair Value Measurements

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the Company looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates and price and rate volatilities as applicable.

The fair value measurements for land and housing inventory were determined by comparing the carrying amount of an asset to its expected future cash flows. To arrive at the estimated fair value of land and housing inventory deemed to be impaired during the year ended December 31, 2014, the Company estimated the cash flow for the life of each project. Specifically, project by project, the Company evaluated the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the projects, as well as estimated margins with respect to future land sales. The Company evaluated and continues to evaluate projects where inventory is turning over more slowly than expected or whose average sales price and

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, with cost estimates and sales rates for short-term projects consistent with recent sales activity. For longer-term projects, planned sales rates for 2015 generally assume recent sales activity and normalized sales rates beyond 2015. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs.

There are several factors that could lead to changes in the estimate of future cash flows for a given project. The most significant of these include the sales pricing levels actually realized by the project, the sales rate, and the costs incurred to construct the homes. The sales pricing levels are often inter-related with sales rates for a project, as a price reduction usually results in an increase in the sales rate. Further, pricing is heavily influenced by the competitive pressures facing a given community from both new homes and existing homes, including foreclosures.

The Company has reviewed all of its projects for impairment in accordance with the provisions of ASC Topic 360 Property, Plant and Equipment and ASC Topic 820 Fair Value Measurements and Disclosures. For the years ended December 31, 2014 and 2013, no impairment charges were recognized.

Hedging Activities

The Company uses derivative and non-derivative financial instruments to manage or maintain exposures to interest, currency, credit and other market risks. For certain derivatives which are used to manage exposures, the Company determines whether hedge accounting can be applied. To qualify for hedge accounting, the derivative must be highly effective in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.

Fair Value Hierarchy

Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities. The fair value hierarchy requires a company to prioritize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value.

As at December 31, 2014, all of the Company’s financial assets and liabilities, except for the equity swap contract and the interest rate swap contracts, are recorded at their carrying value as it approximates fair value due to their short term nature. Assets and liabilities measured at fair value on a recurring basis include $12.5 million (December 31, 2013 – $12.7 million) of financial assets based on management’s best estimates and $4.3 million (December 31, 2013 – $6.5 million) of financial liabilities which are measured at fair value using valuation inputs based on a model-based techniques or similar instruments in markets that are not active. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input to the valuations as described in Note 1 “Significant Accounting Policies”:

	December 31, 2014			December 31, 2013
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Receivables and other assets (a)	$—	$—	$12,469	$—	$—	$12,676
Restricted cash	5,339	—	—	8,169	—	—
Cash and cash equivalents	190,479	—	—	319,735	—	—

	$195,818	$—	$12,469	$327,904	$—	$12,676

Financial liabilities
Bank indebtedness and other financings	$—	$—	$—	$—	$—	$—
Notes payable	—	—	—	—	—	—
Accounts payable and other liabilities (b)	—	4,331	—	—	6,497	—

	$—	$4,331	$—	$—	$6,497	$—

(a)	The fair value measurements for the equity swap contracts are determined using the intrinsic valuation technique. Inputs used in the calculation are the notional amount ($16.20), share price ($24.06) and the number of underlying shares (1,585,889).

Brookfield Residential Properties Inc.	79

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

(b)	The fair value measurements for the interest rate swap contracts are determined based on notional amounts, terms to maturity, and the LIBOR rates. The LIBOR rates vary depending on the term to maturity and the conditions set out in the underlying swap agreements.

The following is a reconciliation of Level 3 (equity swap) fair value measurements:

	Years Ended December 31
	2014	2013
Balance, beginning of year	$12,676	$9,014
Total (losses) / gains for the period included in earnings (or changes in net assets)	(207)	3,662

Balance, end of year	$12,469	$12,676

Note 18. Managing Risks

The Company is exposed to the following risks as a result of holding financial instruments: (a) market risk (i.e. interest rate risk, currency risk and other price risk that impact the fair values of financial instruments); (b) credit risk; and (c) liquidity risk. The following is a description of these risks and how they are managed:

(a) Market Risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the Company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates, such as changes in equity prices, commodity prices or credit spreads.

The Company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates, by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and holding financial contracts such as interest rate derivatives to minimize residual exposures.

Financial instruments held by the Company that are subject to market risk include other financial assets, borrowings, and derivative instruments such as interest rate and equity swap contracts.

Interest Rate Risk

The Company is exposed to financial risk that arises from fluctuations in interest rates. The interest-bearing assets and liabilities of the Company are mainly at floating rates and, accordingly, their fair values approximate their carrying value. The Company would be negatively impacted on balance, if interest rates were to increase. From time to time, the Company enters into interest rate swap contracts. As at December 31, 2014, the Company had two interest rate swap contracts outstanding totalling $50.0 million at an average rate of 5.08% per annum. The two contracts expire in 2016. At December 31, 2014, the fair market value of the contracts was a liability of $4.3 million (December 31, 2013 – liability of $6.5 million) and was included in accounts payable and other liabilities. Expense of $0.3 million was recognized during the year ended December 31, 2014 (2013 – income of $0.1 million) and was included in other income. All interest rate swaps are recorded at fair market value and fluctuations in fair market value are presented in the consolidated statements of operations as hedge accounting has not been applied. Refer to Note 17 “Fair Value Measurements” for additional disclosure.

The fair value of debt with fixed interest rates is determined by discounting contractual principal and interest payments at estimated current market interest rates determined with reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk. As at December 31, 2014, the fair value of debt exceeded its book value of all outstanding debt by $42.3 million (December 31, 2013 – fair value of debt exceeded book value by $2.0 million). The lands to which these borrowings relate generally secure these principal amounts.

Currency Exchange Rate Risk

Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar.

As at December 31, 2014, the Company does not hold any hedging instruments in currencies other than U.S. dollars.

Other Price Risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Financial instruments held by the Company that are exposed to equity price risk include equity derivatives. A 5% decrease in the market price of equity derivatives held by the Company would have decreased net income by $1.9 million (December 31, 2013 – $1.9 million). The Company’s liability in respect of equity compensation arrangements is subject to variability based on changes in the Company’s underlying Common Share price. To hedge against future deferred share unit payments, in May 2013 and in September 2011, the Company entered into two separate total return swap transactions at a weighted average cost of $16.20 per share on 1,585,889 shares. Both swaps mature in September 2016. At December 31, 2014, the fair market value of the total return swaps was an asset of $12.5 million and was included in accounts receivable and other assets (December 31, 2013 – asset of $12.7 million). Expense of $0.2 million was recognized related to the total return swaps during the ended December 31, 2014, (2013 – income of $3.7 million), and was included in selling, general and administrative expense. Also included in selling, general and administrative expense for the ended December 31, 2014 was expense of $17.9 million (2013 – expense of $17.7 million), relating to the Company’s share-based compensation plans. The total return swap is recorded at fair market value and is recorded through the consolidated statements of operations because hedge accounting has not been applied. See Note 17 “Fair Value Measurements” for additional disclosure.

(b) Credit Risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The Company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts and receivables.

The Company assesses the credit worthiness of each counterparty before entering into contracts and ensures that counterparties meet minimum credit quality requirements. The credit risk of derivative financial instruments is generally limited to the positive fair value of the instruments, which, in general, tends to be a relatively small proportion of the notional value. Substantially all of the Company’s derivative financial instruments involve either counterparties that are banks or other financial institutions in North America that have embedded credit risk mitigation features. The Company does not expect to incur credit losses in respect of any of these counterparties. The maximum exposure in respect of receivables is equal to the carrying value.

(c)	Liquidity Risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

To ensure the Company is able to react to contingencies and investment opportunities quickly, the Company maintains sources of liquidity at the corporate and subsidiary levels. The primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

The Company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. The Company believes these risks are mitigated through the use of long-term debt secured by high quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time. The Company also seeks to include in its agreements terms that protect the Company from liquidity issues of counterparties that might otherwise impact the Company’s liquidity.

A summary of the Company’s contractual obligations and purchase agreements as at December 31, 2014 is as follows:

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Notes payable(1)	$1,100,000	$—	$—	$—	$1,100,000
Interest on notes payable	479,000	69,625	139,250	139,250	130,875
Secured VTB mortgages(2)(3)	56,383	32,596	10,775	10,635	2,377
Bank indebtedness(2)(3)	151,874	31,181	120,693	—	—
Accounts payable and other liabilities(4)	462,585	462,585	—	—	—
Operating lease obligations(5)	46,896	7,608	13,632	9,826	15,830
Purchase agreements(6)	69,645	41,312	28,331	2	—

(1)	Amounts are included on the consolidated balance sheets. See Note 7 for additional information regarding notes payable.
(2)	Amounts are included on the consolidated balance sheets. See Note 8 for additional information regarding bank indebtedness and other financings and related matters.
(3)	Amounts do not include interest due to the floating nature of the debt. See Note 8 for additional information regarding floating rate debt.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

(4)	Amounts are included on the consolidated balance sheets. See Note 9 for additional information regarding accounts payable and other liabilities.
(5)	Amounts relate to non-cancellable operating leases involving office space, design centres and model homes.
(6)	See Note 15 for additional information regarding purchase agreements.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 19. Segmented Information

As determined under ASC Topic 280 Segment Reporting, the Company has the following segments: Canada, California and Central and Eastern U.S.

The Company is a land developer and residential homebuilder. The Company is organized and manages its business based on the geographical areas in which it operates. Each of the Company’s segments specializes in lot entitlement and development and the construction of single family and multi-family homes. The Company evaluates performance and allocates capital based primarily on return on assets together with a number of other risk factors. Earnings performance is measured using income before income taxes. The accounting policies of the segments are the same as those referred to in Note 1, “Significant Accounting Policies.”

Corporate and other is a non-operating segment that develops and implements strategic initiatives and supports the operating divisions by centralizing key administrative functions, such as accounting, finance and treasury, information technology, compliance, risk management, litigation, marketing and human resources. Corporate also provides the necessary administrative functions to support being a publicly traded company.

The following tables summarize select information on the Company’s consolidated statements of operations by reportable segments:

	Year Ended December 31, 2014
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Revenue	$769,122	$501,411	$205,323	$—	$1,475,856
Direct cost of sales	(502,420)	(355,278)	(172,976)	—	(1,030,674)

	266,702	146,133	32,347	—	445,182
Gain on commercial assets held for sale	31,549	1,378	—	—	32,927
Equity in earnings / (loss)	(495)	7,862	19,042	—	26,409
Expenses	(68,758)	(25,710)	(37,272)	(103,776)	(235,516)

Income / (loss) before income taxes	$228,998	$129,663	$14,117	$(103,776)	$269,002

	Year Ended December 31, 2013
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Revenue	$770,657	$402,652	$182,836	$—	$1,356,145
Direct cost of sales	(514,696)	(309,033)	(157,481)	—	(981,210)

	255,961	93,619	25,355	—	374,935
Equity in earnings / (loss)	(571)	9,277	114	—	8,820
Expenses	(67,468)	(27,750)	(28,110)	(88,589)	(211,917)

Income/(loss) before income taxes	$187,922	$75,146	$(2,641)	$(88,589)	$171,838

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BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

The following tables summarize select information on the Company’s consolidated balance sheets by reportable segments:

	As at December 31, 2014
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Land held for development	$624,459	$379,076	$442,519	$—	$1,446,054
Land under development	207,650	343,507	167,152	—	718,309
Housing inventory	96,382	133,930	73,545	—	303,857
Model homes	14,369	34,891	4,148	—	53,408

Total land and housing inventory	942,860	891,404	687,364	—	2,521,628
Investments in unconsolidated entities	41,925	122,316	74,161	—	238,402
Other assets (1)	200,106	48,655	84,535	296,574	629,870

Total assets	$1,184,891	$1,062,375	$846,060	$296,574	$3,389,900

	As at December 31, 2013
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Land held for development	$699,811	$385,860	$439,648	$—	$1,525,319
Land under development	222,139	279,179	121,350	—	622,668
Housing inventory	82,561	78,593	52,195	—	213,349
Model homes	14,266	18,079	5,561	—	37,906

Total land and housing inventory	1,018,777	761,711	618,754	—	2,399,242
Investments in unconsolidated entities	45,242	92,380	68,576	—	206,198
Commercial assets held for sale.	32,582	15,151	—	—	47,733
Other assets (1)	193,649	40,652	93,137	363,150	690,588

Total assets	$1,290,250	$909,894	$780,467	$363,150	$3,343,761

(1)	Other assets presented in above tables within the operating segments note includes receivables and others assets, cash, restricted cash and deferred income tax assets.

Note 20. Related Party Transactions

Related parties include the directors, executive officers, director nominees or 5% shareholders, and their respective immediate family members. There are agreements among our affiliates to which we are a party or subject to, including a name license and an unsecured revolving credit facility. The Company’s significant related party transactions as of and for the years ended December 31, 2014 and 2013 were as follows:

•	In 2013, the Company purchased the tax attributes of a subsidiary of Brookfield Asset Management in consideration for a $33.3 million (2012—$25.6 million) non-interest bearing promissory note. During the year ended December 31, 2014, $21.8 million of this note was repaid (December 31, 2013 – the note was repaid in full). These transactions were recorded at the exchange amount.

•	In 2014, the Company purchased the tax attributes of a subsidiary of Brookfield Asset Management in consideration for a $29.0 million non-interest bearing promissory note. The transactions was recorded at the exchange amount.

•	During the year ended December 31, 2014, the Company paid $10.3 million (2013—$17.7 million) to Brookfield Asset Management for Canadian tax credits. The transactions were recorded at the exchange amount.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

•	On December 23, 2014, Brookfield Residential and Brookfield Asset Management announced that they had entered into a definitive agreement pursuant to which Brookfield Asset Management will acquire the approximately 30.6% of common shares of Brookfield Residential not already owned by Brookfield Asset Management and its affiliates. Under the terms of the arrangement agreement, shareholders of Brookfield Residential will receive $24.25 in cash per common share. At December 31, 2014, the Company had a receivable of $4.2 million from Brookfield Asset Management, included in receivables and other assets, related to certain costs incurred by Brookfield Residential that are recoverable from Brookfield Asset Management per the arrangement agreement. The costs were recorded at the exchange amount.

Brookfield Residential Properties Inc.	85

CORPORATE INFORMATION

CORPORATE PROFILE

Brookfield Residential Properties Inc. is a North American land developer and homebuilder, active primarily in eleven markets. We entitle and develop land to create master-planned communities and build and sell lots to third-party builders, as well as to our own homebuilding division. We also participate in selected, strategic real estate opportunities, including infill projects, mixed-use developments, infrastructure projects, and joint ventures. Brookfield Residential is listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BRP”. For more information, please visit our website at www.brookfieldrp.com. Brookfield Residential’s public filings under applicable Canadian securities law are available on SEDAR at www.sedar.com and under applicable U.S. federal securities laws are available on EDGAR at www.sec.gov.

BROOKFIELD RESIDENTIAL PROPERTIES INC.

4906 Richard Road S.W.

Calgary, Alberta T3E 6L1

Tel: (403) 231-8900

Fax: (403) 231-8960

Email: info@brookfieldrp.com

Website: www.brookfieldrp.com

SHAREHOLDER INQUIRIES

Brookfield Residential welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Nicole French, Manager, Investor Relations and Communications, at (403) 231-8952 or via e-mail at nicole.french@brookfieldrp.com. Inquiries regarding financial results should be directed to either Craig Laurie, Executive Vice President and Chief Financial Officer, at (212) 417-7040 or via e-mail at craig.laurie@brookfieldrp.com or Thomas Lui, Vice President and Corporate Controller, at (403) 231-8938 or via e-mail at thomas.lui@brookfieldrp.com.

Shareholder questions relating to dividends, address changes and share certificates should be directed to the Company’s Transfer Agent:

CST TRUST COMPANY

By mail:	P.O. Box 700 Station B Montreal, Quebec, H3B 3K3	By courier:	320 Bay Street B1 Level Toronto, Ontario, M5H 4A6

Tel: Fax: E-mail: Website:	(800) 387-0825; (416) 682-3860 (888) 249-6189 inquiries@canstockta.com www.canstockta.com

COMMUNICATIONS

We strive to keep our shareholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.

Brookfield Residential maintains a website, www.brookfieldrp.com, which provides access to our published reports, press releases, statutory filings, supplementary information and share and dividend information as well as summary information on the Company. Information available on or accessible through this website is not incorporated herein by reference.

We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and shareholders to ensure that accurate information is available to investors, and conducts quarterly conference calls and webcasts to discuss the Company’s financial results. We strive to disseminate material information about the Company’s activities to the media in a timely, factual and accurate manner.

86	2014 Annual Report